SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2006
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer

Date: June 2, 2006

List of materials
Document attached hereto:
i)	Notice of the Ordinary General Meeting of Shareholders to be held on June 22, 2006
ii)	Consolidated Financial Statements for the fiscal year ended March 31, 2006

SONY CORPORATION
Notice of the Ordinary General Meeting of
Shareholders to be held on June 22, 2006
     To the Registered Holders of American Depositary Receipts / European Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):
     The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 22, 2006 (the “Meeting”) for the following purposes:
MATTERS TO BE REPORTED:
1.	To receive reports on the business report, consolidated balance sheet, consolidated statement of income and Audit Reports on the consolidated financial statements by the Accounting Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) pursuant to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-kaisha (the “Audit Special Exceptions Law”).

2.	To receive reports on non-consolidated balance sheet, non-consolidated statement of income, and appropriation of non-consolidated retained earnings (on a parent company basis) for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006) pursuant to the Commercial Code and the Audit Special Exceptions Law.
PROPOSALS TO BE ACTED UPON:
< CORPORATION’S PROPOSALS (PROPOSALS 1 to 3) >
1.	To amend a part of the Articles of Incorporation.

2.	To elect 14 Directors.

3.	To issue Stock Acquisition Rights for the purpose of granting stock options.
< SHAREHOLDERS’ PROPOSAL (PROPOSAL 4) >
4.	To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.
EXPLANATION ON THE SUBJECT MATTERS OF THE MEETING
MATTERS TO BE REPORTED:
1.	To receive reports on the business report, consolidated balance sheet, consolidated statement of income and Audit Reports on the consolidated financial statements by the Accounting Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

2.	To receive reports on non-consolidated balance sheet, non-consolidated statement of income, and appropriation of non-consolidated retained earnings (on a parent company basis) for the fiscal year ended March 31, 2006 (from April 1, 2005 to March 31, 2006).

Note: The original financial statements for the fiscal year ended March 31, 2006, which consist of the business report, non-consolidated balance sheet, non-consolidated statement of income and appropriation of non-consolidated retained earnings written in Japanese have been audited by the Accounting Auditors (certified public accountants) and the Audit Committee pursuant to Japan’s Commercial Code and the Audit Special Exceptions Law. The accompanying non-consolidated balance sheet, non-consolidated statement of income and appropriation of non-consolidated retained earnings are translations of relevant parts of the original financial statements.

Non-consolidated Balance Sheets
ASSETS
As of March 31

		(For Reference)
	2006	2005
	(In millions of yen)
Current assets	¥969,925	¥921,969
Cash and deposits	102,390	102,153
Deposits for bond redemption	—	54,172
Notes receivable, trade	2,536	8,953
Accounts receivable, trade	536,987	479,301
Finished products and merchandise	29,310	664
Semi-finished products and work in process	9,578	7,699
Raw materials and supplies	2,917	4,548
Accounts receivable, other	158,756	182,428
Deferred tax assets, current	76,894	33,866
Other	52,204	48,522
Allowance for doubtful accounts	(1,650)	(340)

Fixed assets	2,684,059	2,762,551
(Property, plant and equipment)	(230,254)	(243,710)
Buildings	80,979	85,074
Structures	4,035	4,173
Machinery and equipment	83,762	86,308
Vehicles	32	1,551
Tools, furniture and fixtures	18,858	18,607
Land	31,267	31,312
Construction in progress	11,317	16,682

(Intangible assets)	(85,154)	(69,249)
Software	35,315	29,442
Other	49,839	39,807

(Investments and other assets)	(2,368,649)	(2,449,591)
Investments in related companies	2,057,258	2,056,131
Investments in equity of related companies other than capital stock	102,787	102,787
Securities investments and other	51,934	11,918
Long-term loans receivable	55,001	73,001
Long-term prepaid expenses	1,381	7,759
Deferred tax assets, non-current	74,159	171,391
Other	28,217	29,662
Allowance for doubtful accounts	(2,090)	(3,060)

Deferred assets	78	23
Discount on bonds	78	23
Total assets	¥3,654,062	¥3,684,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
As of March 31

		(For Reference)
	2006	2005
	(In millions of yen)
Current liabilities	¥890,381	¥1,053,584
Notes payable, trade	8,089	4,033
Accounts payable, trade	503,654	434,687
Short-term borrowings	21,473	259,598
Current portion of bonds	112,000	119,000
Current portion of convertible bonds	4,185	—
Accounts payable, other	39,135	50,698
Accrued expenses	157,977	127,334
Accrued income and other taxes	1,239	2,243
Deposits received	4,184	14,001
Bonus reserve	21,414	22,728
Warranty reserve	6,880	5,990
Other	10,145	13,269

Long-term liabilities	684,485	588,162
Bonds	347,350	239,350
Convertible bonds	16,125	24,527
Bonds with stock acquisition rights	250,000	250,000
Accrued retirement benefits	62,151	66,494
Allowance for retirement benefits for directors	111	1,073
Allowance for recycling costs of personal computers	5,233	3,211
Other	3,514	3,505

Total liabilities	1,574,866	1,641,746
STOCKHOLDERS’ EQUITY

Common stock	624,124	621,708

Additional paid-in capital	830,666	828,250
Capital reserve	830,666	828,250

Retained earnings	603,932	595,529
Legal reserve	34,869	34,869
Reserve for special depreciation	4,205	4,187
Reserve for advanced depreciation	390	404
Reserve for retirement of the shares of subsidiary tracking stock	20,000	—
Other reserve	354,400	354,400
Unappropriated retained earnings at the end of the period	190,067	201,667

Unrealized gains on securities	23,600	114
Treasury stock	(3,127)	(2,803)

Total stockholders’ equity	2,079,196	2,042,798

Total liabilities and stockholders’ equity	¥3,654,062	¥3,684,545

Non-consolidated Statements of Income
For the year ended March 31

		(For Reference)
	2006	2005
	(In millions of yen)
Recurring Profit and Loss
Operating income and expenses:
Net sales	¥3,179,579	¥2,895,413
Cost of sales	2,817,925	2,590,973
Selling, general and administrative expenses	377,244	369,062
Operating loss	15,590	64,622
Non-operating income and expenses:
Non-operating income:
Interest and dividend income	44,240	85,568
Other	79,320	84,286
Non-operating expenses:
Interest expense	5,546	7,515
Other	83,762	51,960
Recurring profit	18,661	45,755

Non-recurring Profit and Loss
Non-recurring profit:
Gain on sales of investments in related companies	49,067	—
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	53,922
Non-recurring losses:
Termination benefit on early retirement program	12,650	9,787

Profit before income taxes	55,079	89,890

Provisions for income taxes:
Current	(21,766)	(6,244)
Previous years	3,951	—
Deferred	38,415	39,478

Net profit	34,478	56,656

Unappropriated retained earnings brought forward from the previous period	169,206	160,399
Loss on retirement of subsidiaries’ stock through merger	1,160	—
Loss on sale or transfer of treasury stock	0	3,816
Interim dividends	12,456	11,572
Unappropriated retained earnings at the end of the period	¥190,067	¥201,667

Appropriation of Non-consolidated Retained Earnings

(In yen)
Unappropriated retained earnings at the end of the period	¥190,067,171,985
Reversal of reserve for special depreciation	1,446,530,584
Reversal of reserve for advanced depreciation	13,366,715
Reversal of reserve for retirement of the shares of subsidiary tracking stock	20,000,000,000

Total	211,527,069,284
To be appropriated to:
Cash dividends (¥ 12.5 per share)	12,511,734,700
Reserve for special depreciation	1,072,763,760
Unappropriated retained earnings carried forward to the next period	¥197,942,570,824

Note 1:	Interim dividends on shares of Common Stock in an aggregate amount of ¥12,456,491,438 (¥12.5 per share) were paid on December 1, 2005 to the shareholders of record as of September 30, 2005.

Note 2:	Reserve for retirement of the shares of subsidiary tracking stock had been established as fund to be used for the retirement of the shares of subsidiary tracking stock, pursuant to the Commercial Code and the Articles of Incorporation. As all shares of subsidiary tracking stock were compulsorily converted to shares of Common Stock on December 1, 2005, the Corporation reversed the entire amount of such reserve.
[For Reference]
1. Reason for appropriation of non-consolidated retained earnings
With respect to year-end cash dividends on shares of Common Stock for the fiscal year ended March 31, 2006, the Corporation approved, at a meeting of its Board of Directors held on May 17, 2006, to pay ¥12.5 per share, which is equal to the amount per share of year-end cash dividends paid in the previous fiscal year ended March 31, 2005. (This payment, combined with the interim dividends in the amount of ¥12.5 per share paid in December 2005, will bring the total annual cash dividends for the fiscal year ended March 31, 2006 to ¥25 per share.)
Since all shares of subsidiary tracking stock, the economic value of which was intended to be linked with Sony Communication Network Corporation’s economic value, were compulsorily converted to shares of Common Stock on December 1, 2005, the Corporation reversed the entire amount of the reserve for retirement of the shares of subsidiary tracking stock.
2. Mid- and long-term policy regarding profit distribution
The Corporation believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is the Corporation’s policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those investments that ensure future growth and strengthen competitiveness.

PROPOSALS TO BE ACTED UPON:
< CORPORATION’S PROPOSALS (PROPOSALS 1 to 3) >
1. To amend a part of the Articles of Incorporation.
1. Reasons for Amendments
(1)	Upon the enactment of the Company Law (Law No. 86, 2005) in Japan, it is proposed that provisions of the Articles of Incorporation based on the Commercial Code be amended as follows:
(i)	By operation of the Law for Maintenance, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87, 2005), as of the day of the enactment of the Company Law (May 1, 2006) the following matters are deemed to have been included in the Articles of Incorporation without the need to obtain the resolution of the general meeting of shareholders. In light of such deemed inclusion, it is proposed that such matters be expressly reflected in the Articles of Incorporation.
(a)	provisions concerning the Board of Directors, Committees, and Accounting Auditors (Article 2 of Proposed Revisions);

(b)	provisions on the issuance of share certificates that represent the Corporation’s issued shares (Article 8 of Proposed Revisions);

(c)	provisions on the appointment of a Transfer Agent (Article 10 of Proposed Revisions); and

(d)	provisions on the ability of the Corporation to determine the matters provided in items 2 to 4 of Article 459, Paragraph 1 of the Company Law (including distribution of surplus), by a resolution of the Board of Directors without the need for a resolution of a general meeting of shareholders (Article 35 of Proposed Revisions).
It is also proposed that the current provision concerning the acquisition of treasury stock by a resolution of the Board of Directors be included in Article 35 of the Proposed Revisions together with the matters set forth in item (d) above.
(ii)	It is proposed that provisions on the following matters, which will become effective if so expressly provided in the Articles of Incorporation, shall be newly established:
(a)	allowance for a method that utilizes the Internet to provide part of the information that is sent to shareholders, in connection with the matters that must be described or indicated in the reference documents that must be sent to shareholders at the time of the convocation of the general meeting of shareholders (Article 15 of Proposed Revisions). By undertaking the above method that utilizes the Internet along with the use of mailings, it will be possible to send to the shareholders important information that will assist the shareholders in making decisions. At the time of utilizing the above method, the Corporation will sufficiently consider the circumstances of the shareholders using the Internet and other related matters.

(b)	allowance for resolutions of the Board of Directors in writing (Article 26, Paragraph 2 of Proposed Revisions)

To allow flexible operation by the Board of Directors, it is proposed that when all the Directors unanimously agree to a proposal of the Board of Directors, the Corporation deem such proposal to have been adopted by resolution of a the Board of Directors without the need to hold a Board of Directors meeting.
(iii)	To comply and conform with the Company Law, it is proposed that the words and descriptions of the present Articles of Incorporation and the provisions quoted from the Commercial Code in the Articles of Incorporation be amended.

(2)	All shares of Subsidiary Tracking Stock (“Tracking Stock”), the economic value of which is intended to be linked with Sony Communication Network Corporation’s economic value, were terminated and compulsorily converted to shares of Sony Common Stock on December 1, 2005. In connection with such conversion, it is proposed that all provisions concerning the Tracking Stock be deleted from the Articles of Incorporation. (Article 5, Paragraphs 1 and 2, Article 6, Chapter II-2, Article 16-2, Article 33, Paragraph 2, and Article 35-2 of the present Articles of Incorporation)

(3)	In connection with the proposed relocation of the head office of the Corporation, it is proposed that the location of the head office be changed from Shinagawa-ku, Tokyo to Minato-ku, Tokyo. (Article 3 of Proposed Revisions)

With regard to this change, it is proposed that the change shall be effective on and after the date of relocation of the head office, as decided either by a resolution of the Board of Directors of the Corporation at a meeting held by March 31, 2007 or by a determination of the Corporate Executive Officer to whom the determination is delegated by a resolution of the Board of Directors of the Corporation adopted at a meeting held by March 31, 2007. In addition, it is proposed that supplementary provisions in connection with the above matters as well as the time for deletion of such supplementary provisions be newly established in the Articles of Incorporation.

(4)	As a result of the addition and deletion of certain Articles, it is proposed that certain current Articles be renumbered. In addition, it is proposed that minor or technical changes in some of the descriptions of the current Articles be made as set forth below.
2.	Contents of Amendments
     Proposed amendments are set out below:
(Underlined portions are to be amended.)

Current Articles	Proposed Amendment

CHAPTER I GENERAL PROVISIONS	[Not amended]

Article 1. (Trade Name)

The name of the Corporation shall be “Sony Kabushiki Kaisha” and in English translation it shall be “SONY CORPORATION”.	[Not amended]

Article 1-2. (Special Exceptions Applicable to Corporations Having Committees)	Article 2. (Corporations Having Committees)

     The Corporation shall be subject to exceptions applicable to corporations having committees as provided for in Chapter II, Section IV of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha (hereinafter referred to as the “Audit Special Exceptions Law”).
The Corporation, being a corporation having committees, shall have the Board of Directors, Committees and Accounting Auditors.

Current Articles	Proposed Amendment

Article 2. (Location of the Head Office)	Article 3. (Location of the Head Office)

The head office of the Corporation shall be located at Shinagawa-ku, Tokyo, Japan.	The head office of the Corporation shall be located at Minato-ku, Tokyo, Japan.

Article 3. (Purpose)	Article 4. (Purpose)

The purpose of the Corporation shall be to engage in the following business activities: (1) Manufacture and sale of electronic and electrical machines and equipment;	[Not amended]

from (2) to (17) [Omitted]

Article 4. (Method of Public Notice)	Article 5. (Method of Public Notice)

     Public notices of the Corporation shall be given by electronic public notices; provided, however, that if the Corporation is unable to give an electronic public notice because of accident or any other unavoidable reason, public notices of the Corporation may be given in the Nihon Keizai Shimbun.
The method of public notices of the Corporation shall be electronic public notices; provided, however, that if the Corporation is unable to give an electronic public notice because of an accident or any other unavoidable reason, public notices of the Corporation may be given in the Nihon Keizai Shimbun.

Current Articles	Proposed Amendment

CHAPTER II SHARES	[Not amended]

Article 5. (Type and Number of Shares, and Acquisition of Treasury Stock)	Article 6. (Total Number of Shares Authorized to be Issued)

1. In addition to the shares of Common Stock, the Corporation may issue the shares of stock prescribed in Chapter II-2 (hereinafter referred to as the “shares of Subsidiary Tracking Stock”).	[Deleted]

     2. The total number of shares authorized to be issued by the Corporation shall be three billion six hundred million (3,600,000,000), out of which three billion five hundred million (3,500,000,000) shares shall be the shares of Common Stock and one hundred million (100,000,000) shares shall be the shares of Subsidiary Tracking Stock; provided, however, that in the event that the shares of Common Stock are retired or the shares of Subsidiary Tracking Stock are either retired or converted into the shares of Common Stock, the respective numbers of shares so retired or converted shall be subtracted from the respective total numbers of shares authorized to be issued by the Corporation.
The total number of shares authorized to be issued by the Corporation shall be three billion six hundred million (3,600,000,000) shares.

3. The Corporation may, by a resolution of the Board of Directors, purchase shares of the Corporation pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	[Deleted]

Article 6. (Number of Shares Constituting One Full Unit of Stock)	Article 7. (Number of Shares Constituting One Full Unit of Stock)

The number of all classes of shares constituting one full unit of stock shall be one hundred (100).	The number of shares constituting one full unit of stock shall be one hundred (100).

Article 8. (Issuance of Share Certificates)

1. The Corporation shall issue share certificates representing its issued shares.
[New Article]
2. Notwithstanding the provision of the preceding paragraph, the Corporation shall not issue any certificates for shares constituting less than one full unit.

Current Articles	Proposed Amendment

Article 7. (Shares Constituting Less Than One Full Unit)	Article 9. (Request for the Sale of Shares Constituting Less Than One Full Unit)

1. The Corporation shall not issue any certificate for shares constituting less than one full unit (hereinafter referred to as “shares constituting less than one full unit”).	[Deleted]

     2. A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Corporation to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.
A shareholder (including a beneficial shareholder; hereinafter the same interpretation being applicable) holding shares constituting less than one full unit may request the Corporation to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of stock.

Article 8. (Transfer Agent)	Article 10. (Transfer Agent)

     1. The Corporation shall appoint a transfer agent in respect to shares. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors of the Corporation or a determination of the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and public notice thereof shall be given by the Corporation.
1. The Corporation shall appoint a transfer agent. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors of the Corporation or a determination of the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and public notice thereof shall be given by the Corporation.

     2. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable) and the register of lost share certificates of the Corporation shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares, such as registration of transfers of shares, entry (including the digital entry; hereinafter the same interpretation being applicable) in the register of beneficial shareholders, registration of lost share certificates, and purchase and sale of shares constituting less than one full unit, etc. The Corporation itself shall not handle the above matters directly.
2. The register of shareholders (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the register of lost share certificates and the register of stock acquisition rights of the Corporation shall be kept at the handling office of the transfer agent. The Corporation shall cause the transfer agent to handle the business pertaining to shares and stock acquisition rights, suc h as entry (including digital entry; hereinafter the same interpretation being applicable) into the register of shareholders, the register of lost share certificates, the register of stock acquisition rights, and purchase and sale of shares constituting less than one full unit, etc. The Corporation itself shall not handle the above matters directly.

Current Articles	Proposed Amendment

Article 9. (Share Handling Regulations)	Article 11. (Share Handling Regulations)

     The business pertaining to shares of the Corporation, including denominations of share certificates, registration of transfers of shares, entry in the register of beneficial shareholders, registration of lost share certificates, and purchase and sale of shares constituting less than one full unit, etc. shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted or amended by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the adoption or amendment has been delegated by a resolution of the Board of Directors of the Corporation.
The business pertaining to shares and stock acquisition rights of the Corporation shall be governed by, in addition to these Articles of Incorporation, the Share Handling Regulations adopted or amended by a resolution of the Board of Directors of the Corporation or the Corporate Executive Officer to whom the adoption or amendment has been delegated by a resolution of the Board of Directors of the Corporation.

Article 10. (Record Date)

     1. The Corporation shall deem any shareholder having voting rights as appearing on the register of shareholders as of the close of the last day of each accounting period to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for that particular accounting period.

     2. In addition to the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors of the Corporation or a determination of the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation and upon giving prior public notice, the Corporation may deem any shareholder or registered pledgee whose name appears on the register of shareholders as of the close of a specified date to be the shareholder or the pledgee who is entitled to exercise the rights of a shareholder or a pledgee.
[Deleted]

CHAPTER II-2 SHARES OF SUBSIDIARY TRACKING STOCK	[Deleted]

from Article 10-2. to Article 10-13. [Omitted]	[Deleted]

Current Articles	Proposed Amendment

CHAPTER III GENERAL MEETINGS OF SHAREHOLDERS	[Not amended]

Article 11. (Convocation)	Article 12. (Convocation)

     The ordinary general meeting of shareholders shall be convened within three months after April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary, in any of the Wards of Tokyo or in the City of Yokohama in Kanagawa Prefecture in accordance with a resolution of the Board of Directors of the Corporation.
The ordinary general meeting of shareholders shall be convened within three months after the end of each business year, and an extraordinary general meeting of shareholders may be convened whenever necessary in accordance with a resolution of the Board of Directors of the Corporation.

Article 13. (Record Date of Ordinary General Meetings of Shareholders)

[New Article]	The Corporation shall deem any shareholder having voting rights, as appearing on the register of shareholders as of the end of the business year, to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for that business year.

Article 12. (Convocation of Meetings and Chairman)	Article 14. (Convocation of Meetings and Chairman)

     The Corporate Executive Officer previously determined by a resolution of the Board of Directors of the Corporation shall convene the general meetings of shareholders and act as the chairman thereof. When such Corporate Executive Officer is unable to act, another Corporate Executive Officer, who shall be decided in accordance with an order of priority previously determined by a resolution of the Board of Directors of the Corporation, shall convene such general meetings and act as the chairman thereof.
The Director who is concurrently in office as a Corporate Executive Officer, as so determined in advance by a resolution of the Board of Directors of the Corporation, shall convene the general meetings of shareholders and act as the chairman thereof. When such Director is unable to act, another Director concurrently in office as a Corporate Executive Officer, who is designated in accordance with an order of priority determined in advance by a resolution of the Board of Directors of the Corporation, shall convene such general meetings and act as the chairman thereof.

Current Articles	Proposed Amendment

Article 15. (Disclosure of Reference Documents for General Meetings of Shareholders, Etc. through the Internet)

[New Article]	Upon convening a general meeting of shareholders, it may be deemed that the Corporation has provided the shareholders with necessary information that should be described or indicated in the reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements, and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance.

Article 13. (Method of Adopting Resolutions)	Article 16. (Method of Adopting Resolutions)

     1. Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of votes held by the attending shareholders.
1. Except as otherwise provided by law or by these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of votes held by the attending shareholders entitled to exercise their voting rights.

     2. Resolutions to be adopted pursuant to Article 343 of the Commercial Code may be adopted by not less than two-thirds of the votes held by the attending shareholders who hold not less than one-third of the votes of all shareholders.
2. Resolutions provided for in Article 309, Paragraph 2 of the Company Law may be adopted by not less than two-thirds of the votes held by the attending shareholders who hold not less than one-third of the votes of shareholders entitled to exercise their voting rights.

Article 14. (Exercise of Voting Rights by Proxy)	Article 17. (Exercise of Voting Rights by Proxy)

     When a shareholder or its legal representative is not able to attend a general meeting of shareholders personally, he may entrust his voting rights to an attending shareholder who has voting rights. However, a document evidencing the authority of a proxy must be filed with the Corporation.
[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Current Articles	Proposed Amendment

Article 15. (Adjournment or Change of Location of the Meeting)	Article 18. (Adjournment or Change of Location of the Meeting)

The chairman, in accordance with a resolution adopted at a general meeting of shareholders, may adjourn, or change the location of the meeting.	[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Article 16. (Minutes)	Article 19. (Minutes)

     The substance of the proceedings at a general meeting of shareholders and the results thereof shall be recorded in the minutes, and the chairman, other Directors and Corporate Executive Officers present shall inscribe their names and affix their seals thereon or put their electronic signature thereon.
The substance of the proceedings at a general meeting of shareholders and the results thereof, as well as other matters provided for in laws and regulations, shall be recorded in the minutes, and the chairman, other Directors and Corporate Executive Officers present shall inscribe their names and affix their seals thereon or put their electronic signature thereon.

Article 16-2. (General Meeting of Holders of Class of Shares)

1. A general meeting of holders of a class of shares shall be convened whenever necessary in any of the Wards of Tokyo in accordance with a resolution of the Board of Directors of the Corporation.	[Deleted]

2. The provisions of Articles 12, 14, 15 and 16 shall be applied mutatis mutandis to the general meetings of holders of a class of shares.

Current Articles	Proposed Amendment

CHAPTER IV DIRECTORS, BOARD OF DIRECTORS AND COMMITTEES	[Not amended]

Article 17. (Election of Directors)	Article 20. (Election of Directors)

1. Directors shall be elected at the general meetings of shareholders.	[Not amended]

2. In order to adopt a resolution for the election of Directors, the attendance of shareholders holding not less than one-third of the voting rights of the total shareholders shall be required.	2. In order to adopt a resolution for the election of Directors, the attendance of shareholders holding not less than one-third of the voting rights of shareholders entitled to exercise their voting rights shall be required.

3. With respect to resolutions for the election of Directors, no cumulative voting shall be used.	[Not amended]

Article 18. (Term of Office of Directors)	Article 21. (Term of Office of Directors)

     1. The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.
1. The term of office of a Director shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one year after his or her election.

2. The term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the other Directors then in office.	[Not amended]

Current Articles	Proposed Amendment

Article 19. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)	Article 22. (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)

     1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the extent permitted by law.
1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities provided for in Article 423, Paragraph 1 of the Company Law, to the extent permitted by law.

     2. The Corporation may enter into a liability limitation agreement with outside Directors which limits the maximum amount of their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 266, Paragraph 19 of the Commercial Code that shall be applied mutatis mutandis to the case by application of Article 21-17, Paragraph 5 of the Audit Special Exceptions Law.
2. The Corporation may enter into a liability limitation agreement with outside Directors, which shall limit the maximum amount of their liabilities provided for in Article 423, Paragraph 1 of the Company Law to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Company Law.

Article 20. (Board of Directors)	Article 23. (Board of Directors)

1. The Directors of the Corporation shall constitute the Board of Directors of the Corporation.	[Not amended]

     2. The Board of Directors of the Corporation shall make decisions concerning the affairs of the Corporation as provided by law and by these Articles of Incorporation, as well as all other important affairs of the Corporation, and supervise the performance of the duties of the Directors and Corporate Executive Officers.
[Not amended]

Article 21. (Holding of Meetings of the Board of Directors)	Article 24. (Holding of Meetings of the Board of Directors)

     Meetings of the Board of Directors of the Corporation shall be either of ordinary or extraordinary meetings. Ordinary meetings of the Board of Directors of the Corporation shall be held at least once every three months, while extraordinary meetings of the Board of Directors of the Corporation shall be held whenever necessary.
[Not amended]

Current Articles	Proposed Amendment

Article 22. (Notice of Convocation of the Board of Directors)	Article 25. (Notice of Convocation of the Board of Directors)

     Notice of a meeting of the Board of Directors of the Corporation, giving the date, location and agenda, shall be sent to each Director at least five days prior to the meeting; provided, however, that in case of urgency, such period may be shortened.
[Not amended]

Article 23. (Method of Adopting Resolutions of the Board of Directors)	Article 26. (Method of Adopting Resolutions of the Board of Directors)

     Resolutions of the Board of Directors of the Corporation shall be adopted by a majority of the Directors present, which present Directors shall constitute in number a majority of the total number of Directors.
1. Resolutions of the Board of Directors of the Corporation shall be adopted by a majority of the Directors present, which present Directors shall constitute, in number, a majority of the total number of Directors entitled to vote.

[New article]	2. Notwithstanding the preceding paragraph, in accordance with Article 370 of the Company Law, the Corporation may deem that the matters to be resolved by the Board of Directors are adopted by a resolution of the Board of Directors when all the Directors unanimously express their agreement to such matters.

Article 24. (Minutes of the Board of Directors)	Article 27. (Minutes of the Board of Directors)

     The substance of proceedings of a meeting of the Board of Directors of the Corporation and the results thereof shall be recorded in the minutes, and the attending Directors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.
The substance of theproceedings of a meeting of the Board of Directors of the Corporation and the results thereof, as well as other matters provided for in laws and regulations, shall be recorded in the minutes, and the attending Directors shall inscribe their names and affix their seals thereon or put their electronic signatures thereon.

Article 25. (Nominating Committee, Audit Committee and Compensation Committee)	Article 28. (Nominating Committee, Audit Committee and Compensation Committee)

     Each of the Nominating Committee, the Audit Committee and the Compensation Committee shall make decisions on the matters prescribed by law, and respectively shall exercise their power and authority which are required in performing their respective business.
[Not amended]

Current Articles	Proposed Amendment

Article 26. (Organization of Each Committee)	Article 29. (Organization of Each Committee)

     1. Each Committee shall consist of three (3) or more Directors, a majority of whom shall be outside Directors not being in office as Corporate Executive Officers; provided, however, that a Director who is a member of the Audit Committee shall not concurrently be in office as a Corporate Executive Officer, general manager (shihainin) or any other employee of the Corporation or its subsidiary, or a Director who operates the business of such subsidiary.
1. Each Committee shall consist of three (3) or more Directors, a majority of whom shall be outside Directors; provided, however, that a Director who is a member of the Audit Committee shall not concurrently be in office as a Corporate Executive Officer, a Director who operates the business, an Accounting Counselor (kaikeisanyo), a general manager (shihainin) or any other employee of the Corporation or any of its subsidiaries.

2. Directors who are to be members of any Committee shall be determined by a resolution of the Board of Directors of the Corporation.	[Not amended]

CHAPTER V CORPORATE EXECUTIVE OFFICERS	[Not amended]

Article 27. (Election of Corporate Executive Officers)	Article 30. (Election of Corporate Executive Officers)

Corporate Executive Officers shall be appointed by a resolution of the Board of Directors of the Corporation.	[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Article 28. (Term of Office of Corporate Executive Officers)	Article 31. (Term of Office of Corporate Executive Officers)

     1. The term of office of a Corporate Executive Officer shall expire at the conclusion of the first meeting of the Board of Directors of the Corporation held immediately after the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after his or her assumption of office.
1. The term of office of a Corporate Executive Officer shall expire at the conclusion of the first meeting of the Board of Directors of the Corporation that is convened immediately after the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one year after his or her election.

     2. The term of office of a Corporate Executive Officer elected to fill a vacancy or to increase the number of Corporate Executive Officers shall be the same as the remaining term of office of the other Corporate Executive Officers then in office.
[Not amended]

Current Articles	Proposed Amendment

Article 29. (Representative Corporate Executive Officers)	Article 32. (Representative Corporate Executive Officers)

Corporate Executive Officers who shall represent the Corporation shall be appointed by a resolution of the Board of Directors of the Corporation.	[This Article will be amended to make partial modifications of the description in Japanese only. No modification of the English translation of this Article is necessary.]

Article 30. (Limitation of Liabilities of Corporate Executive Officers)	Article 33. (Limitation of Liabilities of Corporate Executive Officers)

     The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Corporate Executive Officers from their liabilities provided for in Article 21-17, Paragraph 1 of the Audit Special Exceptions Law to the extent permitted by law.
The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Corporate Executive Officers from their liabilities provided for in Article 423, Paragraph 1 of the Company Law, to the extent permitted by law.

CHAPTER VI ACCOUNTS	[Not amended]

Article 31. (Business Year and Closing of Accounts)	Article 34. (Business Year)

     The business year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the next following year, and the Corporation’s accounts shall be closed at the end of each March 31.
The business year of the Corporation shall commence on April 1 of each year and shall end on March 31 of the next following year.

Article 32. (Dividends)	Article 35. (Dividends from Surplus)

Dividends shall be paid to shareholders or registered pledgees whose names appear on the register of shareholders as of the close of the last day of each accounting period.	1. The Corporation may determine the matters provided for in each item of Article 459, Paragraph 1 of the Company Law by a resolution of the Board of Directors without a resolution of a general meeting of shareholders.

[New Article]	2. The Corporation may make distribution of surplus in cash (hereinafter referred to as the “Dividends”) to shareholders or registered share pledgees whose names appear on the register of shareholders as of the close of March 31 or September 30 of each year.

Current Articles	Proposed Amendment

Article 33. (Interim Dividends)

     1. The Corporation may, by a resolution of the Board of Directors of the Corporation, pay to the Shareholders of Common Stock and/or the Registered Pledgees of Common Stock whose names appear on the register of shareholders as of the close of September 30 every year (hereinafter referred to as the “Record Date for Interim Dividends”) a cash distribution (referred to as the “Interim Dividends” in these Articles of Incorporation) in accordance with Article 293-5 of the Commercial Code. The Corporation may pay the Interim Dividends even if no resolution of the Subsidiary’s Board of Directors prescribed in the following paragraph with respect to the relevant Record Date for Interim Dividends is made, and, thus, no amount exists to be distributed pursuant to the provisions of the following paragraph.
[Deleted]

2. [Omitted]

Article 34. (Expiration Period)	Article 36. (Expiration Period)

     In case a dividend, or a cash distribution pursuant to the provisions of the preceding Article, shall not be received within five (5) years after the due date of each payment, the Corporation shall be relieved of the obligation for the payment thereof. Dividends and cash distributions pursuant to the preceding Article shall bear no interest.
In case Dividends shall not be received within five (5) years after the due date of each payment, the Corporation shall be relieved of the obligation for the payment thereof. Dividends payable shall bear no interest.

Current Articles	Proposed Amendment

Article 35. (Conversion of Convertible Debentures and Dividends)	Article 37. (Conversion of Convertible Debentures and Dividends)

     1. With respect to the calculation of the first dividend to be paid on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have occurred at the beginning of the business year in which the conversion was applied for.
1. With respect to the calculation of the first Dividends to be paid on shares issued upon conversion of convertible debentures, such conversion shall be deemed to have occurred at the beginning of the business year in which the conversion was applied for.

     2. For purposes of applying the preceding paragraph, each cash distribution pursuant to Article 33 above shall be deemed a dividend, and the periods from April 1 to September 30 of the same year, and from October 1 to March 31 of the next following year, shall be deemed business years, respectively.
2. For purposes of applying the preceding paragraph, the period from April 1 to September 30 of the same year and the period from October 1 to March 31 of the next following year, shall be deemed business years, respectively.

Article 35-2. (Compulsory Conversion of Shares of Subsidiary Tracking Stock and Dividends)

[Omitted]	[Deleted]

CHAPTER VII MISCELLANEOUS PROVISION	CHAPTER VII MISCELLANEOUS PROVISIONS

Article 36. (Transfer Agent with respect to bonds)

The Corporation may appoint a transfer agent or agents with respect to bonds.	[Deleted]

Current Articles	Proposed Amendment

Article 37. (Limitation of Liabilities of Directors and Statutory Auditors prior to the Corporation becoming a Corporation Having Committees)	Article 38. (Transitional Measures for Limitation of Liabilities of Directors, Statutory Auditors and Corporate Executive Officers)

     1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities arising in connection with the actions provided for in Article 266, Paragraph 1, Item 5 of the Commercial Code that occurred prior to the close of the 86th ordinary general meeting of shareholders to the extent permitted by law.
1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities arising in connection with the actions provided for in Article 266, Paragraph 1, Item 5 of the Commercial Code, not as amended (hereinafter referred to as the “Old Commercial Code”) by the Law for Maintenance, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87, 2005; hereinafter referred to as the “Maintenance Law”) that occurred prior to the close of the 86th ordinary general meeting of shareholders, to the extent permitted by law.

     2. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Statutory Auditors from their liabilities arising prior to the close of the 86th ordinary general meeting of shareholders to the extent permitted by law.
2. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Statutory Auditors from their liabilities under the Old Commercial Code arising prior to the close of the 86th ordinary general meeting of shareholders, to the extent permitted by law.

[New Article]	3. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors and Corporate Executive Officers from their liabilities arising from actions set forth in Article 21-17, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, Etc. of Kabushiki-kaisha, which actions are taken prior to the enactment of the Maintenance Law, to the extent permitted by law.

(Supplementary Provisions)

Change of the location of the head office shall take effect from the date of the relocation of the head office, which date is determined either by a resolution of the Board of Directors of the Corporation to be held by March 31, 2007 or by a Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors adopted by March 31, 2007.

[New Article]

These supplementary provisions shall be automatically deleted as of the effective date of the change of location described in the preceding paragraph.

2. To elect 14 Directors.
The term of offices of all 12 Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. In accordance with the decision of the Nominating Committee, the election of the following 14 Directors is proposed.
The candidates for Directors are as follows:
(*Candidates for outside Directors)

Number of the
Name	Brief Personal History and Representative Status in Other Companies		Corporation's
(Date of Birth)			Shares Held

	May 1997	President, Sony Corporation of America
	December 1998	Chairman and Chief Executive Officer, Sony Corporation of America (present)
	June 1999	Director, Sony Corporation (present)
	April 2003	Vice Chairman, Sony Corporation
	June 2003	Vice Chairman, Corporate Executive Officer, Sony
1.		Corporation
Howard Stringer	April 2005	Officer in charge of Entertainment Business Group and	10,000 shares
(February 19, 1942)		Game Business Group
	June 2005	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)
This candidate has served as a Director of the Corporation for seven years. Currently, as the Chief Executive Officer of Sony Group, he would be responsible for overall management of the entire Group.

	April 1977	Entered Sony Corporation
	June 1999	Corporate Vice President, Sony Corporation
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Executive Vice President, Sony Corporation
	June 2004	Executive Deputy President, Corporate Executive Officer,
2.		Sony Corporation
Ryoji Chubachi	April 2005	Electronics CEO, Sony Corporation (present)	21,000 shares
(September 4, 1947)	June 2005	Director, Sony Corporation (Present)
President and Representative Corporate Executive
Officer, Sony Corporation (present)
As the Electronics CEO, this candidate would be responsible for overall management of electronics business and has concurrently served as a Director of the Corporation since 2005.

	May 1981	Entered Sony Corporation
	June 1997	Corporate Senior Vice President, Sony Corporation
	June 2000	Corporate Executive Vice President, Sony Corporation
	October 2001	President, Sony Ericsson Mobile Communications AB
	June 2004	Executive Deputy President, Corporate Executive Officer,
Sony Corporation
Group Chief Strategy Officer and Group Chief Financial
3.		Officer, Sony Corporation
Katsumi Ihara	June 2005	Director, Sony Corporation (present)	3,000 shares
(September 24, 1950)		Executive Deputy President, Representative Corporate
Executive Officer, Sony Corporation (present)
	October 2005	Officer in charge of Procurement Strategies, TV and Video Business Group, Sony Corporation (present)
As Representative Corporate Executive Officer, this candidate would assist the Chief Executive Officer and Electronics CEO in overall Group management, and would be in charge of the important TV and Video Business Group of electronics, and has concurrently served as a Director of the Corporation since 2005.

Number of the
Name	Brief Personal History and Representative Status in Other Companies		Corporation’s
(Date of Birth)			Shares Held

	April 1963	Entered The Mitsui Bank, Ltd.
	June 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	June 1995	Managing Director, The Sakura Bank, Ltd.
	June 1996	Senior Managing Director, The Sakura Bank, Ltd.
	June 1997	President, The Sakura Bank, Ltd.
	April 2001	Chairman of the Board, Sumitomo Mitsui Banking
4.		Corporation	—
* Akishige Okada	June 2002	Director, Sony Corporation (present)
(April 9, 1938)	December 2002	Chairman of the Board, Sumitomo Mitsui Financial Group,
Inc.
	June 2005	Advisor, Sumitomo Mitsui Banking Corporation (present)
This candidate brings extensive expertise and wide-ranging insight in the area of banking management and has served as an outside Director of the Corporation for four years. Currently, he serves as Chairman of the Compensation Committee and a member of the Nominating Committee.

	July 1969	Entered Ministry of International Trade and Industry (“MITI”) (later renamed the Ministry of Economy, Trade and Industry (“METI”))
	June 1989	Director, Americas-Oceania Division, International Trade Policy Bureau, MITI
	June 1991	Director, General Industrial Machinery Division, Machinery and Information Industries Bureau, MITI
	June 1993	Director, General Coordination Division, Minister’s Secretariat, MITI
	June 1995	Director-General, Petroleum Department, Agency of
5.		Natural Resources and Energy, MITI
* Hirobumi Kawano	August 1996	Director-General, Machinery and Information Industries	4,000 shares
(January 1, 1946)		Policy, Machinery and Information Industries Bureau, MITI
	June 1998	Director-General, Basic Industries Bureau, MITI
	September 1999	Director General, Agency for Natural Resources and Energy, MITI
	September 2002	Executive Adviser, The Tokio Marine and Fire Insurance Co., Ltd.
	June 2003	Director, Sony Corporation (present)
	August 2004	Senior Vice President, JFE Steel Corporation (present)
This candidate, who has developed a wealth of experience and expertise in the METI and has a deep understanding of the industry, has served as an outside Director of the Corporation for three years. He currently serves as Vice Chairman of the Board and a member of the Nominating Committee.

Number of the
Name	Brief Personal History and Representative Status in Other Companies		Corporation’s
(Date of Birth)			Shares Held

	October 1958	Entered Fuji Photo Film Co., Ltd.
	September 1963	Entered Fuji Xerox Co., Ltd.
	December 1968	Director, Fuji Xerox Co., Ltd.
	December 1972	Managing Director, Fuji Xerox Co., Ltd.
6.	January 1976	Deputy President and Director, Fuji Xerox Co., Ltd.
* Yotaro Kobayashi	January 1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.	2,700 shares
(April 25, 1933)	January 1992	Chairman of the Board, Fuji Xerox Co., Ltd.
	June 2003	Director, Sony Corporation (present)
	April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd. (present)
This candidate has extensive experience in global management and has served as an outside Director of the Corporation for three years. He currently serves as Chairman of the Board and Chairman of the Nominating Committee.

	June 1980	Entered Braxton International
	September 1987	Entered Bain & Company
	August 1991	Entered Korn/Ferry International — Japan
	May 1995	Member, Board of Directors, Korn/Ferry International, U.S.A. (present)
7. * Sakie T. Fukushima (September 10, 1949)	September 2000 July 2001 June 2003	Managing Director, Korn/Ferry International — Japan Representative Director & Regional Managing Director - Japan, Korn/Ferry International (present) Director, Sony Corporation (present)	—
<Representative Status in Other Companies> Representative Director & Regional Managing Director — Japan, Korn/Ferry International
This candidate, who has a keen awareness of global personnel and a deep understanding of global management, has served as an outside Director of the Corporation for three years. She currently serves as a member of the Audit Committee.

	April 1964	Entered Orient Leasing Co., Ltd. (currently, ORIX Corporation)
	March 1970	Director, ORIX Corporation
	November 1973	Managing Director, ORIX Corporation
	May 1976	Senior Managing Director, ORIX Corporation
	December 1979	Director, Deputy President, ORIX Corporation
	December 1980	Representative Director, President, ORIX Corporation
8. * Yoshihiko Miyauchi (September 13, 1935)	April 2000 June 2003	Representative Director, Chairman and Group CEO, ORIX Corporation Director, Sony Corporation (present) Director, Representative Executive Officer, Chairman and Group CEO, ORIX Corporation (present)	1,000 shares
<Representative Status in Other Companies> Representative Executive Officer, ORIX Corporation
This candidate has practiced innovative management in Japan, has an extensive knowledge of corporate governance and has served as an outside Director of the Corporation for three years. He currently serves as a member of the Compensation Committee.

Number of the
Name	Brief Personal History and Representative Status in Other Companies		Corporation’s
(Date of Birth)			Shares Held

	December 1962	Entered Arthur Andersen & Co.
	September 1986	Country Managing Partner — Japan, Arthur Andersen & Co. President, Eiwa Audit Corporation
	October 1991	President, Inoue Saito Eiwa Audit Corporation
9. * Yoshiaki Yamauchi	October 1993	Executive Director, Asahi & Co. Deputy Country Managing Partner — Japan, Arthur Andersen & Co.
(June 30, 1937)	June 1999	Director, Sumitomo Banking Corporation	—
	June 2000	Statutory Auditor, Stanley Electric Co., Ltd. (present)
	April 2001	Director, Sumitomo Mitsui Banking Corporation (present)
	December 2002	Director, Sumitomo Mitsui Financial Group, Inc. (present)
	June 2003	Director, Sony Corporation (present)
At an accounting office, this candidate has developed a wealth of experience and expertise in auditing, and has served as an outside Director of the Corporation for three years. He currently serves as Chairman of the Audit Committee.

	October 1981	Entered ICL plc.
	December 1986	Chairman, ICL plc.
	January 1995	Member of the Board, AstraZeneca plc. (present)
	January 1996	Chief Executive Officer, British Telecom plc.
10. * Peter Bonfield	March 2002	Member of the Board, Telefonaktiebolaget LM Ericsson (present) Member of the Board, Mentor Graphics Inc. (present)
(June 3, 1944)	April 2002	Member of the Board, Taiwan Semiconductor Manufacturing Company Ltd. (present)	—
	May 2004	Member of the Advisory Board, Sony Corporation
	June 2005	Director, Sony Corporation (present)
In addition to serving as CEO of British Telecom, this candidate was a member of the Advisory Board of the Corporation. Since 2005, he has served as an outside Director of the Corporation.

	April 1961	Entered Hitachi, Ltd.
	February 1988	Entered Century Audit Corporation
	May 1999	Chairman, Century Audit Corporation
11. * Fueo Sumita (May 24, 1938)	July 2000 May 2002	Deputy Director, Ohta-Showa Century Audit Corporation (currently, Ernst & Young ShinNihon) Executive Vice President, Kawada Corporation
	August 2003	Chief of Sumita Accounting Office (present)	100 shares
	June 2005	Director, Sony Corporation (present)
In addition to hands-on auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of an auditing firm. Since 2005, he has served as an outside Director of the Corporation. He currently serves as a member of the Audit Committee.

Number of the
Name	Brief Personal History and Representative Status in Other Companies		Corporation’s
(Date of Birth)			Shares Held

	April 1960	Entered TOYOTA Motor Corporation
	September 1988	Director, TOYOTA Motor Corporation
	December 1988	President, TOYOTA Motor Manufacturing U.S.A.
	September 1994	Managing Director, TOYOTA Motor Corporation
12. * Fujio Cho (February 2, 1937)	June 1996 June 1998 June 1999 June 2005	Senior Managing Director, TOYOTA Motor Corporation Executive Vice President, TOYOTA Motor Corporation President, TOYOTA Motor Corporation Vice Chairman, TOYOTA Motor Corporation (present)	—
<Representative Status in Other Companies> Representative Director, TOYOTA Motor Corporation
Mr. Cho offers broad-ranging insight and a wealth of experience in managing manufacturers and global companies. The decision has been made for Mr. Cho to be a candidate for outside Director.

	1968	Entered IBM Corporation
	1986	President, IBM National Distribution Division of the U.S.
	1991	President, IBM Asia Pacific Operations
	1993	Chairman, IBM World Trade Corporation
13. * Ned Lautenbach (February 2, 1944)	1995 1998	Senior Vice President & Group Executive, IBM Worldwide Sales & Services Operating Partner, Clayton, Dubilier & Rice, Inc. (present)	—
Formerly employed by IBM, where he was in charge of worldwide sales and service, Mr. Lautenbach brings a wealth of experience in global business and has a deep technical understanding of technology. The decision has been made for Mr. Lautenbach to be a candidate for outside Director.

	January 1997	President and Chief Executive Officer, ABB Asea Brown Boveri Ltd.
	March 1999	Director, ABB Ltd. (renamed from ABB Asea Brown Boveri Ltd. in June 1999)
	March 2001	Director, INGKA Holding B.V. (present)
	June 2001	Director, Sony Corporation (present)
14. Göran Lindahl (April 28, 1945)	April 2003 June 2003 August 2005	Sony Group Europe Representative Corporate Executive Officer, Sony Corporation Chairman & CEO, LivSafe Group (present)	—
As this candidate was temporarily in charge of European business operations, from the standpoint of the Company Law he is not considered an outside Director. However, as he is not concurrently a Corporate Executive Officer, he is expected to maintain a level of independence and neutrality equivalent to that of an outside Director. He has served as a Director of the Corporation for five years, and currently serves as a member of the Compensation Committee.

Note:	The Corporation has entered into business transactions with ORIX Corporation concerning the lease of computers and other equipment.

3.	To issue Stock Acquisition Rights for the purpose of granting stock options.
It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and its subsidiaries, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.
I. The reason why the Corporation needs to offer stock acquisition rights upon especially favorable terms.
The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (hereinafter referred to as the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.
II. Matters regarding, and the maximum limit of the aggregate numbers of, stock acquisition rights (hereinafter referred to as the “Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination by the approval of this Ordinary General Meeting of Shareholders.
1.	Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 27,500.

2.	The Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3.	Matters regarding Stock Acquisition Rights
(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock of the Corporation, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the “Number of Granted Shares”) shall be 100 shares of common stock of the Corporation.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation. However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the shares of common stock of the Corporation after the date of a resolution of this Ordinary General Meeting of Shareholders, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation
Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of the Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of the assets to be contributed upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”), which is provided below, by the Number of Granted Shares.
(i)	Initial Exercise Price

The Exercise Price shall initially be as follows:
(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be initially the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (a), (b) and (c) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (hereinafter referred to as the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights, (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price among (a), (b) and (c) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).
(ii)	Adjustment of Exercise Price

In the event that the Corporation makes a stock split (including free of shares distribution (musho-wariate)) or consolidation of the shares of common stock of the Corporation after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation
In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.
(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights
(i)	No Stock Acquisition Right may be exercised in part.

(ii)	In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholder of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation, merger, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.
(6)	Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of the Shares upon Exercise of Stock Acquisition Rights
(i)	The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)	The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.
(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 4) >
Proposal 4 is proposed by 43 shareholders holding 882 voting rights.
4.	To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.
(1)	Proposal

It is proposed that the Corporation add the following new provision to its Articles of Incorporation:

“With respect to the remunerations determined by the Compensation Committee and paid to the Directors during a business year, the amount of remuneration paid to each of the top five (5) Directors in terms of amount of remuneration shall be disclosed in the business report that is attached to the convocation notice of the ordinary general meeting of shareholders held with respect to such business year.”

(2)	Reasons for Proposal

Since 2002, essentially the same proposal has been submitted for approval. Last year, the proposal was accepted by shareholders holding 38.8% of voting shares.

In the United States, it is said that if shareholder proposals are accepted by 10% or more of voters, the board of directors must reflect in its governance this voice of the shareholder majority. In this sense, a 38.8% in-favor vote is significant. In the United States, listed companies are obliged to disclose in the convocation notice of a general meeting of shareholders the remuneration paid to each of the top five officers, including the Chief Executive Officer. As other countries follow suit, such individual disclosure is becoming mainstream throughout the world.

At last year’s general meeting of shareholders, Mr. Nobuyuki Idei resigned his office as Chairman and Chief Executive Officer. Sir Howard Stringer was appointed Chairman and Chief Executive Officer, and there were substantial changes in other director appointments. Now in particular, it is important to clearly link corporate business results with the individual contribution and individual remuneration of directors. For this reason as well as to augment management transparency, it is essential to disclose the individual remuneration of at least the top five (5) directors. The proposal outlined above is based on the conviction that such disclosure will raise Sony’s international standing and augment corporate value.

< Opinion of the Board of Directors of the Corporation >
The Board of Directors of the Corporation opposes the proposal.

The Corporation has taken various measures within the framework of the Commercial Code to separate the role of “Executive Officer” and “Director” and to strengthen the Corporation’s “Corporate Governance”, including the introduction of the Corporate Executive Officer system in 1997, which is unique to the Corporation. In addition, upon completion of the ordinary general meeting of shareholders held in 2003, the Corporation adopted the new corporate governance system under the Commercial Code that was referred to as the “Company with Committees” system. As a result, three statutory committees were established: the Nominating Committee, the Audit Committee, and the Compensation Committee, and a majority of members of each of those committees consists of outside directors. Under such new corporate governance system, Corporate Executive Officers were also established. Under this committee system, the amounts of remuneration (including retirement allowances) for each Director and Corporate Executive Officer are determined by the Compensation Committee, and the basic policy regarding remuneration for the Directors and the Corporate Executive Officers as determined by the Compensation Committee has been disclosed in the Corporation’s Business Report.

The aggregate amount of remuneration paid to the Directors and the Corporate Executive Officers by the Corporation has been disclosed to all shareholders in the Corporation’s Business Report with a breakdown of fixed remuneration, bonuses linked to business results, and retirement allowances paid to both groups of Directors and Corporate Executive Officers. In addition, the amount of bonuses linked to business results and retirement allowances expected to be paid have also been disclosed. Moreover, in the basic policy regarding remuneration for Directors and Corporate Executive Officers, the Corporation will clarify that the decision on remuneration is an objective decision that is based on research by a third party regarding remuneration of management of both domestic and foreign companies. Starting from the current fiscal year, for the purpose of realizing remuneration linked to business and shareholders’ value, the Corporation has repealed the retirement allowance system and introduced a retirement shares allowance system linked to the Corporation’s share price. (Please refer to page 33)

The Board of Directors believes that the Corporation’s current procedure that discloses the aggregate amount of remuneration for Directors and Corporate Executive Officers and clarifies the standard of distribution is adequate from the standpoint of existing law, business practice and corporate governance.

In addition to executive remuneration, the Corporation will continue to disclose beneficial information for our shareholders and investors; therefore, the Board of Directors opposes the establishment of the provision under this proposal that requires the disclosure of individual remuneration.

[For Reference]
Amounts paid to Directors and Corporate Executive Officers (For the fiscal year ended March 31, 2006)

			Bonus linked to business
	Fixed Remuneration		results		Retirement Allowances
	Number of		Number of		Number of
	persons	Amount	persons	Amount	persons	Amount
Directors	13	¥144 million	—	—	4	¥117 million
	(Note 1)			(Note 2)
Corporate Executive Officers	16	¥824 million	13	¥297 million	9	¥1,057 million
Total	29	¥969 million	13	¥297 million	13	¥1,174 million

Note 1:	The number of persons does not include number of Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay fixed remuneration to Directors who concurrently serve as Corporate Executive Officers.

Note 2:	The Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

Note 3:	In addition to the above, the Corporation issued Stock Acquisition Rights for the purpose of granting stock options to Directors and Corporate Executive Officers without the payment of any consideration to the Corporation. (Please refer to page 35)

Note 4:	Pursuant to determination of the meeting of the Compensation Committee held on April 24, 2006, the Corporation plans to pay bonuses linked to business results in an aggregate amount of ¥819 million to 7 Corporate Executive Officers in June 2006.
Basic policy regarding remuneration for Directors and Corporate Executive Officers
The basic policy regarding remuneration for each of the Directors and the Corporate Executive Officers, as determined by the Compensation Committee, is as follows:
(1)	Basic policy of Director remuneration

Taking into account that the main duty of the Directors is to supervise the performance of business operations of the Sony Group and the fact that Sony is a global company, in order to improve such function of the Directors, the following two elements shall constitute the basic policy for the determination of the remuneration of Directors:
•	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and

•	Ensuring the effectiveness of the supervisory function of the Directors.
Based upon the above, the remuneration of Directors shall consist of the following three components:
•	Fixed remuneration;

•	Remuneration linked to share price; and

•	Phantom restricted stock plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the basic policy above.

Remuneration of Directors shall be at an appropriate level determined based upon the research by a third party regarding remuneration of management of both domestic and foreign companies. The Director remuneration shall not be paid to those Directors who concurrently serve as Corporate Executive Officers.

In fiscal 2005, the retirement allowance scheme was abolished and a new stock-based retirement remuneration (phantom restricted stock plan) was introduced, to further realize shareholders’ value. Specifically, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Director shall purchase Sony’s common stock with this remuneration.

(2)	Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:
•	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and

•	Providing effective incentives to improve business results on a short, medium and long term basis.
Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:
•	Fixed remuneration;

•	Bonus linked to business results;

•	Remuneration linked to share price; and

•	Phantom restricted stock plan.
The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon the research by a third party regarding remuneration of management of both domestic and foreign companies.

Specifically, the amount of bonus linked to business results shall be determined based upon consolidated business results of Sony, such as operating margin and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0% to 200% to the base amount.

In fiscal 2005, the retirement allowance scheme was abolished and a new stock-based retirement remuneration (phantom restricted stock plan) was introduced, to further realize shareholders’ value. Specifically, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Corporate Executive Officer shall purchase Sony’s common stock with this remuneration.

Stock Acquisition Rights (SARs) issued by the Corporation for the purpose of granting stock options during fiscal year ended March 31, 2006
< The tenth series of Common Stock Acquisition Rights >
1.	The terms of Common Stock Acquisition Rights
(1)	Aggregate number issued: 11,241

(2)	Class and number of shares to be issued or transferred upon exercise:

1,124,100 shares of Common Stock of the Corporation

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is 100.

(3)	Issue price: No consideration shall be paid.

(4)	Amount to be paid in per share to be issued or transferred upon exercise: ¥4,060

(5)	Exercise period: From and including November 17, 2006 to and including November 16, 2015

(6)	Conditions for exercise:

(i) Each Common Stock Acquisition Right may not be exercised in part.

(ii) If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at a meeting of shareholders of the Corporation, a holder of Common Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the date of such share exchange or share transfer.

(iii) Other conditions for exercise shall be designated in an agreement concerning allocation of the Stock Acquisition Rights signed by the Corporation, and the Qualified Person, pursuant to a resolution adopted at the ordinary general meeting of shareholders and a resolution of the Board of Directors of the Corporation.

(7)	Reasons and conditions for cancellation of Common Stock Acquisition Rights: None.
2.	The name of persons to whom Common Stock Acquisition Rights were allocated and the number of Common Stock Acquisition Rights allocated:

(Directors of the Corporation: 9 Directors and 162 SARs)

Number of Common
Stock Acquisition
Name	Rights allocated
Akishige Okada	18
Hirobumi Kawano	18
Yotaro Kobayashi	18
Sakie T. Fukushima	18
Yoshihiko Miyauchi	18
Yoshiaki Yamauchi	18
Peter Bonfield	18
Fueo Sumita	18
Göran Lindahl	18
(Corporate Executive Officers of the Corporation: 5 Officers and 1,590 SARs)

Number of Common
Stock Acquisition
Name	Rights allocated
Ryoji Chubachi	1,000
Katsumi Ihara	240
Nobuyuki Oneda	100
Keiji Kimura	100
Yutaka Nakagawa	150

(Employees of the Corporation, Directors and Employees of the Corporation’s affiliates: Top10)

	Number of
	Common Stock
	Acquisition Rights
Name	allocated	Company Name	Status
Ken Kutaragi	480	Sony Computer Entertainment Inc.	Director
Masaru Kato	240	Sony Computer Entertainment Inc.	Director
David Reeves	240	Sony Computer Entertainment Europe Ltd.	Director
Kazuo Hirai	240	Sony Computer Entertainment America Inc.	Director
John Tretton III	180	Sony Computer Entertainment America Inc.	Employee
Phil Harrison	150	Sony Computer Entertainment Europe Ltd.	Employee
Jim Ryan	120	Sony Computer Entertainment Europe Ltd.	Employee
Shizuo Takashino	100	Sony (China) Ltd.	Director
Hideki Komiyama	100	Sony Electronics Inc.	Director
Kazunori Yamauchi	100	Polyphony Digital Inc.	Director
(Directors of the Corporation’s affiliates, the number of SARs allocated to whom is more than the minimum number of SARs allocated to Directors and Corporate Executive Officers of the Corporation)

	Number of Common
	Stock Acquisition
Name	Rights allocated	Company Name
Fujio Nishida	70	Sony United Kingdom Ltd.
Tsugie Miyashita	50	Sony Marketing (Japan) Inc.
Haruyasu Nagata	50	Sony United Kingdom Ltd.
Kei Kodera	40	Sony (China) Ltd.
Keiji Nakazawa	40	S-LCD Corporation
Kazutomo Enomoto	36	Sony Music Entertainment (Japan) Inc.
Yoon, Yeo-Eul	30	Sony Computer Entertainment Korea Inc.
Domingo Jaumandreu	30	Sony Espana S.A.
Claudio Borroni	30	Sony Italia S.p.A.
Derry Newman	30	Sony United Kingdom Ltd.
Yoshiyuki Kamon	20	Sony Engineering Corporation
Seiichi Tsukioka	20	Sony Chemicals Corporation
Kiyoshi Okubo	20	Sony Semiconductor Kyushu Corporation
Makoto Yashiki	20	Sony Supply Chain Solutions, Inc.
Manfred Gerdes	20	Sony Deutschland G.m.b.H.
Gildas Pelliet	20	Sony e-Solutions Europe B.V.
Serge Foucher	20	Sony Europe G.m.b.H.
Sylvain Antol	20	Sony France S.A.
Philippe Citroen	20	Sony France S.A.
Costas Balafoutas	20	Sony Hellas S.A.
Robert Ashcroft	20	Sony United Kingdom Ltd.
Steve Dowdle	20	Sony United Kingdom Ltd.

3.	The information related to Common Stock Acquisition Rights allocated to employees of the Corporation, and directors and employees of the Corporation’s affiliates:

	Number of Common	Class and number of shares
	Stock Acquisition	to be issued or transferred	Total number of
	Rights allocated	upon exercise	persons allocated
Employees of the Corporation	3,482	348,200 Common Stock	233
Directors of the Corporation’s affiliates	2,501	250,100 Common Stock	118
Employees of the Corporation’s affiliates	3,506	350,600 Common Stock	258
< The eleventh series of Common Stock Acquisition Rights >
1.	The terms of Common Stock Acquisition Rights
(1)	Aggregate number issued: 13,675

(2)	Class and number of shares to be issued or transferred upon exercise:

1,367,500 shares of Common Stock of the Corporation

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is 100.

(3)	Issue price: No consideration shall be paid.

(4)	Amount to be paid in per share to be issued or transferred upon exercise: U.S.$34.14

(5)	Exercise period: From and including November 18, 2005 to and including November 17, 2015

(6)	Conditions for exercise:

(i) Each Common Stock Acquisition Right may not be exercised in part.

(ii) If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at a meeting of shareholders of the Corporation, a holder of Common Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the date of such share exchange or share transfer.

(iii) Other conditions for exercise shall be designated in an agreement concerning allocation of the Stock Acquisition Rights signed by the Corporation, and the Qualified Person, pursuant to a resolution adopted at the ordinary general meeting of shareholders and a resolution of the Board of Directors of the Corporation.

(7)	Reasons and conditions for cancellation of Common Stock Acquisition Rights: None.
2.	The name of persons to whom Common Stock Acquisition Rights were allocated and the number of Common Stock Acquisition Rights allocated:

(Corporate Executive Officers of the Corporation: 2 Officers and 4,300 SARs)

Name	Number of Common Stock Acquisition Rights allocated
Howard Stringer	4,000
Nicole Seligman	300

(Directors and Employees of the Corporation’s affiliates: Top10)

	Number of Common Stock
Name	Acquisition Rights allocated	Company Name	Status
Michael Lynton	450	Sony Pictures Entertainment Inc.	Director
Steve Mosko	301	Sony Pictures Entertainment Inc.	Employee
Robert Wiesenthal	300	Sony Corporation of America	Employee
Robert Osher	201	Sony Pictures Entertainment Inc.	Employee
Clint Culpepper	168	Sony Pictures Entertainment Inc.	Employee
Leah Weil	168	Sony Pictures Entertainment Inc.	Employee
Doug Belgrad	162	Sony Pictures Entertainment Inc.	Employee
Matt Tolmach	162	Sony Pictures Entertainment Inc.	Employee
David Hendler	151	Sony Pictures Entertainment Inc.	Employee
Andrew House	150	Sony Corporation of America	Employee
3.	The information related to Common Stock Acquisition Rights allocated to directors and employees of the Corporation’s affiliates:

	Number of Common	Class and number of shares
	Stock Acquisition	to be issued or transferred	Total number of
	Rights allocated	upon exercise	persons allocated
Directors of the Corporation’s affiliates	625	62,500 Common Stock	8
Employees of the Corporation’s affiliates	8,750	875,000 Common Stock	491
     Holders of American Depositary Receipts / European Depositary Receipts of record as of March 31, 2006, desiring to have their shares voted by the Depositary at the Meeting should execute the enclosed Voting Instruction Form and return it to the Depositary on or before 3:00 p.m. (New York time), June 16, 2006.
     If your instructions are not received at or prior to that time, the Depositary intends to give a discretionary proxy for your vote to a person designated by Sony Corporation.
JPMorgan Chase Bank, Depositary
Dated: May 31, 2006

Consolidated Financial Statements
For the year ended March 31, 2006
Sony Corporation
TOKYO, JAPAN

Sony’s Corporate Governance Practices
For an explanation as to the significant differences between the New York Stock Exchange’s corporate governance standards and Sony’s corporate governance practices, please visit us on the internet at:
http://www.sony.net/SonyInfo/IR/NYSEGovernance.html
Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and Music business); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment and Music business; (v) Sony’s ability to implement successfully its network strategy for its Electronics and Pictures segments, All Other and the Music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and Music business in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful Asset Liability Management in the Financial Services segment; and (viii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Financial Highlights

Sony Corporation and Consolidated Subsidiaries — Fiscal Year Ended March 31
Operating Results

	Yen in billions			Dollars in millions
	except per share amounts and			except per share
	number of employees		Percent change	amounts
	2005	2006	2006/2005	2006

FOR THE FISCAL YEAR
Sales and operating revenue	¥7,159.6	¥7,475.4	+4.4%	$63,893
Operating income	113.9	191.3	+67.9	1,635
Income before income taxes	157.2	286.3	+82.1	2,447
Net income	163.8	123.6	-24.5	1,057

Per share of common stock:
Net income
— Basic	¥175.90	¥122.58	-30.3%	$1.05
— Diluted	158.07	116.88	-26.1	1.00
Cash dividends	25.00	25.00	—	0.21

AT FISCAL YEAR-END
Stockholders’ equity	¥2,870.3	¥3,203.9	+11.6%	$27,383
Total assets	9,499.1	10,607.8	+11.7	90,665

Number of employees	151,400	158,500

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

	2.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recognized ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change.

	3.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (“FAS”) No.128,“Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.

Operational Review

Consolidated Results for the Fiscal Year Ended March 31, 2006
Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117=U.S.$1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.
Sales and operating revenue (“sales”) increased 4.4% compared with the previous fiscal year; on a local currency basis sales increased slightly. (For all references herein to results on a local currency basis, see Note I on page 11.)
Sales within the Electronics segment increased 1.7% (a 3% decrease on a local currency basis). Although there was a decrease in sales particularly of CRT and plasma televisions, sales of LCD and LCD rear projection televisions increased. In the Game segment, sales increased by 31.4% primarily as the result of the contribution from PSP® (PlayStation® Portable) (“PSP”). Sales in the Pictures segment increased 1.7% compared with the previous fiscal year (a 4% decrease on a U.S. dollar basis). In the Financial Services segment, revenue increased by 32.6% compared to the previous fiscal year mainly due to an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd. (“Sony Life”).
Operating income increased 67.9% (a 23% increase on a local currency basis) compared with the previous fiscal year. This includes a one time net gain of ¥73.5 billion ($628 million), which resulted from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund. Of this, a gain of ¥64.5 billion ($551 million) was recorded within the Electronics segment. In addition, restructuring charges, which were recorded as operating expenses, amounted to ¥138.7 billion ($1,185 million) compared to ¥90.0 billion in the previous fiscal year. In the Electronics segment, restructuring charges were ¥125.8 billion ($1,075 million) compared to ¥83.2 billion the previous fiscal year.
In the Electronics segment, although there was a decrease in sales to outside customers, an increase in loss on sale, disposal or impairment of assets and a deterioration in the cost of sales ratio associated with a decline in unit selling prices, the amount of operating loss decreased as a result of a gain resulting from the abovementioned transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund and the depreciation of the yen. In the Game segment, there was a significant decline in operating income primarily resulting from an increase in research and development costs associated with PLAYSTATION® 3 (“PS3”). In the Pictures segment, operating income decreased significantly primarily due to lower worldwide theatrical and home entertainment revenues on feature films. In the Financial Services segment, there was a significant increase in operating income mainly attributable to the increase in gains on investments at Sony Life.
Income before income taxes increased 82.1% compared to the previous fiscal year. There was an improvement in the net effect of other income and expenses compared to the previous fiscal year primarily due to the recording of a gain on change in interest of ¥60.8 billion ($520 million), compared to the ¥16.3 billion recorded in the previous fiscal year. During the fiscal year, Sony recorded a gain of ¥21.5 billion ($184 million) on the change in interest in subsidiaries and equity investees resulting from the initial public offering of Sony Communication Network Corporation (“SCN”), a gain of ¥20.6 billion ($176 million) on the change in interest resulting from the sale of a portion of stock in Monex Beans Holdings, Inc., and gains of ¥12.0 billion ($102 million) and ¥6.6 billion ($57 million) respectively on the change of interest at So-net M3 Inc., a consolidated subsidiary of SCN and at DeNA Co., Ltd., an equity affiliate of SCN accounted for by the equity method.
Income taxes: Compared to an effective tax rate of 10.2% in the previous fiscal year, the effective tax rate was 61.6% in the current fiscal year. This effective tax rate exceeded the Japanese statutory tax rate primarily due to the recording of additional valuation allowances against deferred tax assets by Sony Corporation and several of Sony’s domestic and overseas consolidated subsidiaries due to continued losses recorded at these businesses and the recording of an additional tax provision for the undistributed earnings of foreign subsidiaries. The effective tax rate was significantly lower than the Japanese statutory rate in the previous fiscal year as a result of the reversal of valuation allowances at Sony’s U.S. subsidiaries associated with an improvement in operating performance.
Equity in net income of affiliated companies decreased by 54.6% compared to the previous fiscal year. Equity in net income of affiliated companies for the previous fiscal year included the recording of ¥12.6 billion as equity in net income for InterTrust Technologies Corporation. This amount reflected InterTrust’s proceeds from a license agreement arising from the settlement of a patent-related suit. In the current fiscal year, Sony Ericsson Mobile Communications AB (“Sony Ericsson”) contributed ¥29.0 billion ($248 million) to equity in net income, an increase of ¥11.6 billion compared to the previous fiscal year. Sony recorded equity income of ¥5.8 billion ($50 million) for SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”), compared to an equity loss of ¥3.4 billion in the previous fiscal year. However, Sony recorded an equity in net loss of ¥7.2 billion ($61 million) for S-LCD Corporation (“S-LCD”), a joint-venture with Samsung Electronics Co., Ltd. for the manufacture of amorphous TFT LCD panels and equity in net loss of ¥16.9 billion ($144 million) for Metro-Goldwyn-Mayer Inc. (“MGM”)*. The equity in net loss for MGM includes non-cash interest of ¥6.0 billion ($51 million) on cumulative preferred stock.

*	On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM’s net income (loss) as equity in net income (loss) of affiliated companies.
Net income, as a result, decreased 24.5% compared to the previous fiscal year.

Operating Performance Highlights by Business Segment
Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, Sony BMG, is 50% owned by each parent company. Under U.S. GAAP, Sony BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under “Equity in net income (loss) of affiliated companies.”
In connection with the establishment of this joint venture, Sony’s non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony’s Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony’s Japan based disc manufacturing business. Results for the fiscal year ended March 31, 2005 in the Electronics segment have been restated to account for these reclassifications.
Effective April 1, 2005, Sony no longer breaks out its Music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony’s Music business are now included within All Other and the results for the fiscal year ended March 31, 2005 have been reclassified to All Other for comparative purposes. Results for the fiscal year ended March 31, 2006 in All Other include the results of Sony Music Entertainment Inc. ‘s (“SMEI”) music publishing business and Sony Music Entertainment (Japan) Inc. (“SMEJ”), excluding Sony’s Japan based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the same periods of the previous fiscal year in All Other include the consolidated results for SMEI’s recorded music business for the period through August 1, 2004, as well as the results for SMEI’s music publishing business and SMEJ excluding Sony’s Japan based disc manufacturing business.

Electronics	Fiscal Year Ended March 31

	Yen in billions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue	¥5,066.8	¥5,150.5	+1.7%	$44,021
Operating loss	(34.3)	(30.9)	—	(264)

Unless otherwise specified, all amounts are on a U. S. GAAP basis.
Sales increased by 1.7% compared to the previous fiscal year (a 3% decrease on a local currency basis). Sales to outside customers decreased 0.9% compared to the previous fiscal year. There was a decline in sales of CRT televisions, due to a continued shift in demand towards flat panel televisions, and plasma televisions, where new product development has been terminated. However, there was an increase in sales of LCD televisions, including the new BRAVIA™ models, which saw increased sales in all geographic areas, and LCD rear projection televisions, which saw increased sales particularly in the U.S.
Operating loss declined by ¥3.3 billion compared with the previous fiscal year. Despite a decline in sales to outside customers, an increase in loss on sale, disposal or impairment of fixed assets, and a deterioration in the cost of sales ratio as a result of a decline in unit selling prices, the amount of operating loss decreased as a result of the ¥64.5 billion ($551 million) net gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony’s Employee Pension Fund, as well as favorable exchange rates. With regard to products within the Electronics segment, there was an increase in operating income for such products as “Handycam®” video cameras, which experienced an increase in sales of DVD and high definition video cameras, and “VAIO” PCs, where favorable sales of notebook PC were recorded. On the other hand, there was a deterioration in the profitability of CRT televisions, where sales decreased, as well as in that of Image Sensors and LCD televisions, which both experienced a decline in unit selling prices.
Inventory, as of March 31, 2006, was ¥665.7 billion ($5,690 million), a ¥151.3 billion, or 29.4%, increase compared with the level as of March 31, 2005 and a ¥66.9 billion, or 11.2%, increase compared with the level as of December 31, 2005. This increase was primarily a result of increased semiconductor inventory in preparation for the PS3 launch and increased LCD television inventory in preparation for the launch of new models.

Operating Results for Sony Ericsson Mobile Communications AB
The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony’s equity in net income (loss) of affiliated companies.
Sony Ericsson recorded sales for the one year period ended March 31, 2006 of Euro 7,972 million, a Euro 1,497 million or 23% increase compared to the same period of the previous year. Income before taxes was Euro 595 million, a Euro 135 million increase compared to the same period of the previous year, and net income of Euro 433 million was recorded, a Euro 166 million increase compared to the same period of the previous year. Results were boosted by sales of hit models such as camera phones and “Walkman®” phones. As a result, equity in net income of ¥29.0 billion ($248 million) was recorded by Sony.

Game	Fiscal Year Ended March 31

	Yen in billions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue	¥729.8	¥958.6	+31.4%	$8,193
Operating income	43.2	8.7	-79.7	75

Unless otherwise specified, all amounts are on a U. S. GAAP basis.
Sales increased 31.4% compared with the previous fiscal year (a 27% increase on a local currency basis).
Hardware: There was a significant increase in sales, mainly in Europe and the U.S., primarily due to a significant contribution to sales from PSP, which experienced favorable growth in all geographic areas. In addition, PlayStation 2 (“PS2”) sales were on a par with those in the previous fiscal year.
Software: Although PS2 software sales decreased, as a result of the contribution to sales from PSP software, sales in Japan, the U.S. and Europe were relatively unchanged compared to the previous fiscal year.
Operating income of ¥8.7 billion ($75 million) was recorded, a decrease of ¥34.4 billion or 79.7% compared to the previous fiscal year. Although profits from the PS2 and PSP businesses exceeded those in the previous fiscal year, this decrease was mainly the result of continued high research and development costs associated with PS3, as well as the recording of charges associated with preparation for the launch of the PS3 platform.
Worldwide hardware production shipments*:

→	PS2:	16.22 million units (an increase of 0.05 million units)

→	PSP:	14.06 million units (an increase of 11.09 million units)
Worldwide software production shipments*:

→	PS2:	223 million units (a decrease of 29 million units)

→	PSP:	41.6 million units (an increase of 35.9 million units)

*	Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory, as of March 31, 2006, was ¥113.4 billion ($969 million), a ¥35.9 billion, or 46.3%, increase compared with the level as of March 31, 2005 and a ¥9.4 billion, or 9.1%, increase compared with the level as of December 31, 2005. This increase was primarily a result of the world-wide full-scale introduction of the PSP platform to U.S. and European markets in addition to Japan during the fiscal year.

Pictures	Fiscal Year Ended March 31

	Yen in billions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue	¥733.7	¥745.9	+1.7%	$6,375
Operating income	63.9	27.4	-57.1	234

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U. S. dollar basis. Management analyzes the results of SPE in U. S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”
Sales increased 1.7% compared with the previous fiscal year (4% decrease on a U.S. dollar basis) due to the depreciation of the yen. Sales, on a U.S. dollar basis, decreased primarily due to lower worldwide theatrical and home entertainment revenues on feature films, partially offset by an increase in television product revenues. The lower theatrical and home entertainment revenues primarily resulted from the strong performance of Spider-Man 2 in the prior fiscal year coupled with the disappointing performance of certain films in the current fiscal year film slate, particularly Stealth, Zathura and The Legend of Zorro. The increase in television product revenues is due to higher advertising and subscription sales from several of SPE’s international channels, higher sales of television library product and the extension of a licensing agreement for Wheel of Fortune.
Operating income decreased ¥36.5 billion to ¥27.4 billion ($234 million), compared with the previous fiscal year. The large decrease was due to the same factors contributing to the decrease in feature film revenue discussed above. Operating income from television increased due to the same factors noted above for revenue.

Financial Services	Fiscal Year Ended March 31

	Yen in billions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Financial Services revenue	¥560.6	¥743.2	+32.6%	$6,353
Operating income	55.5	188.3	+239.4	1,610

Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.
Financial Services revenue increased by 32.6%, compared with the previous fiscal year, to ¥743.2 billion ($6,353 million) mainly as a result of an increase in revenue at Sony Life. Revenue at Sony Life was ¥645.0 billion ($5,513 million), a ¥170.8 billion, or 36.0% increase compared with the previous fiscal year. The main reasons for this increase were an improvement in gains and losses from investments as a result of favorable Japanese domestic stock market conditions and an increase in revenue from insurance premiums reflecting an increase of insurance-in-force.

Operating income was ¥188.3 billion ($1,610 million), a ¥132.8 billion, or 239.4% increase compared with the previous fiscal year, mainly as a result of a significant improvement in gains and losses on investments in the general account at Sony Life, primarily resulting from an improvement in valuation gains from stock conversion rights in convertible bonds resulting from favorable Japanese domestic stock market conditions. As a result of the above mentioned factors, operating income at Sony Life increased by ¥127.4 billion or 208.8% to ¥188.4 billion ($1,611 million).

All Other	Fiscal Year Ended March 31

	Yen in billions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue	¥459.9	¥408.9	-11.1%	$3,495
Operating income	4.2	16.2	+286.4	138

Unless otherwise specified, all amounts are on a U. S. GAAP basis.
Sales decreased 11.1% compared with the previous fiscal year reflecting the fact that the results for the first four months of the previous fiscal year in All Other incorporated the results for SMEI’s recorded music business, which, as noted above, was combined with Bertelsmann AG’s recorded music business to form the SONY BMG joint venture which is accounted for by the equity method (please refer to Note to Operating Performance Highlights by Business Segment on Page 5).
Sales at SMEJ were relatively unchanged compared with the previous fiscal year. Best selling albums during the fiscal year included Ken Hirai 10th Anniversary Complete Single Collection ‘95-’05 “Uta Baka” by Ken Hirai, NATURAL by ORANGE RANGE and BEST by Mika Nakashima.
Excluding sales recorded within Sony’s Music business, there was an increase in sales within All Other. This increase was mainly due to strong sales at a business engaged in the production and marketing of animation products, favorable sales both at SCN and its subsidiaries, as well as an increase in sales recorded at an imported general merchandise retail business.
Operating income of ¥16.2 billion ($138 million) was recorded, an increase of ¥12.0 billion compared with the previous fiscal year. This improvement was mainly the result of the fact that the results for SMEI’s recorded music business, which recorded an operating loss in the previous fiscal year, are now recorded as part of the results of the SONY BMG joint venture, and the continued strong performance at SMEJ. Operating income at SMEJ increased significantly compared to the previous fiscal year mainly due to an improvement in the cost of sales ratio and the recording of a gain resulting from the transfer to the Japanese government of the substitutional portion of the Employee Pension Fund.
Excluding the operating income recorded in the Music business, a loss was recorded within All Other mainly as the result of an asset impairment write down associated with the sale of a U.S. entertainment complex. This was offset to some extent by cost reductions at network related businesses within Sony Corporation.
Operating Results for SONY BMG MUSIC ENTERTAINMENT
The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony’s consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.
SONY BMG recorded sales revenue of $4,283 million, income before income taxes of $150 million, and net income of $95 million during the one year period ended March 31, 2006. Income before income taxes includes $186 million of restructuring charges, a year-on-year reduction in restructuring charges of $104 million. Income before incomes taxes also benefited from the realization of incremental cost savings. As a result, equity in net income of ¥5.8 billion ($50 million) was recorded by Sony. Best selling albums during the fiscal year included Kelly Clarkson’s Breakaway, Il Divo’s IL Divo and Ancora, System of a Down’s Mezmerize, the Foo Fighters’ In Your Honor, and Shakira’s Fijacion Oral Volumen I.

Cash Flow
The following charts show Sony’s unaudited condensed statements of cash flows on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.

■ Cash Flow — Consolidated (excluding Financial Services segment)	Fiscal Year Ended March 31

	Yen in billions		Change	Dollars in millions
Cash flow	2005	2006	2006/2005	2006

- From operating activities	¥485.4	¥252.0	¥-233.5	$2,154
- From investing activities	(472.1)	(296.4)	+175.7	(2,533)
- From financing activities	(95.4)	74.6	+170.0	637
Cash and cash equivalents at beginning of the fiscal year	592.9	519.7	-73.2	4,442
Cash and cash equivalents at end of the fiscal year	519.7	585.5	+65.7	5,004

Operating Activities: During the fiscal year ended March 31, 2006, although there was an increase in inventory, primarily semiconductor inventory for use in PS3 and inventory of new LCD television models, net cash was generated primarily after taking account of depreciation and amortization .
Investing Activities: During the fiscal year ended March 31, 2006, Sony purchased fixed assets mainly within the Electronics segment consisting primarily of semiconductor manufacturing facilities. On the other hand, Sony carried out the sale of a portion of stock resulting from the initial public offering of SCN and the sale of securities investments. In the previous fiscal year, in addition to investment in semiconductor manufacturing facilities, Sony also made an investment in S-LCD in association with its establishment.
As a result, the total amount of cash flow from operating activities and from investing activities during the fiscal year was a use of cash of ¥44.4 billion ($379 million).
Financing Activities: During the fiscal year ended March 31, 2006, although Sony redeemed long-term debt including bonds, financing was carried out through the issuance of straight bonds in order to redeem bonds maturing during the fiscal years ending March 31, 2006 and March 31, 2007.
Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, increased ¥65.7 billion compared to March 31, 2005, to ¥585.5 billion ($5,004 million) as of March 31, 2006.

■ Cash Flow — Financial Services segment	Fiscal Year Ended March 31

	Yen in billions		Change	Dollars in millions
Cash flow	2005	2006	2006/2005	2006

- From operating activities	¥168.1	¥147.1	¥-20.9	$1,257
- From investing activities	(421.4)	(563.8)	-142.4	(4,818)
- From financing activities	256.4	274.9	+18.5	2,349
Cash and cash equivalents at beginning of the fiscal year	256.3	259.4	+3.1	2,217
Cash and cash equivalents at end of the fiscal year	259.4	117.6	-141.7	1,005

Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.
Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life, as well as an increase in advance payments for mortgage loans and investments in marketable securities at Sony Bank Inc.
Financing Activities: Net cash from financing activities was generated as a result of an increase in policyholders’ accounts at Sony Life and an increase in deposits from customers in the banking business.
Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was ¥117.6 billion ($1,005 million) as of March 31, 2006, a decrease of ¥141.7 billion compared to March 31, 2005.
Notes

Note	I:	During the fiscal year ended March 31, 2006, the average value of the yen was ¥112.3 against the U.S. dollar and ¥136.3 against the Euro, which was 5.1% lower against the U.S. dollar and 2.0% lower against the Euro, compared with the average rates for the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen’s average exchange rate in the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the fiscal year. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note	II:	“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Business Segment Information	Fiscal Year Ended March 31

	Yen in millions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue:
Electronics –
Customers	¥4,806,494	¥4,763,555	-0.9%	$40,714
Intersegment	260,339	386,922		3,307

Total	5,066,833	5,150,477	+1.7	44,021
Game –
Customers	702,524	918,251	+30.7	7,848
Intersegment	27,230	40,368		345

Total	729,754	958,619	+31.4	8,193
Pictures –
Customers	733,677	745,859	+1.7	6,375
Intersegment	—	—		—

Total	733,677	745,859	+1.7	6,375
Financial Services –
Customers	537,715	720,566	+34.0	6,159
Intersegment	22,842	22,649		194

Total	560,557	743,215	+32.6	6,353
All Other –
Customers	379,206	327,205	-13.7	2,797
Intersegment	80,688	81,676		698

Total	459,894	408,881	-11.1	3,495
Elimination	(391,099)	(531,615)	—	(4,544)

Consolidated total	¥7,159,616	¥7,475,436	+4.4%	$63,893

Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and All Other.
All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Fiscal Year Ended March 31

	Yen in millions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Operating income (loss):
Electronics	¥(34,273)	¥(30,930)	—%	$(264)
Game	43,170	8,747	-79.7	75
Pictures	63,899	27,436	-57.1	234
Financial Services	55,490	188,323	+239.4	1,610
All Other	4,188	16,183	+286.4	138

Total	132,474	209,759	+58.3	1,793

Corporate and elimination.	(18,555)	(18,504)	—	(158)

Consolidated total	¥113,919	¥191,255	+67.9%	$1,635

Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current year (see Notes 25 on page F-77).

Electronics Sales and Operating Revenue to Customers by Product Category

Fiscal Year Ended March 31

	Yen in millions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue:
Audio	¥571,864	¥536,187	-6.2%	$4,583
Video	1,036,328	1,021,325	-1.4	8,729
Televisions	921,195	927,769	+0.7	7,930
Information and Communications	816,150	842,537	+3.2	7,201
Semiconductors	246,314	240,771	-2.3	2,058
Components	619,477	656,768	+6.0	5,613
Other	595,166	538,198	-9.6	4,600

Total	¥4,806,494	¥4,763,555	-0.9%	$40,714

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on page 12. The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated. (See Note 25 on page F-77).

Geographic Segment Information	Fiscal Year Ended March 31

	Yen in millions		Percent change	Dollars in millions
	2005	2006	2006/2005	2006

Sales and operating revenue:
Japan	¥2,100,793	¥2,168,723	+3.2%	$18,536
United States	1,977,310	1,957,644	-1.0	16,732
Europe	1,612,536	1,715,704	+6.4	14,664
Other Areas	1,468,977	1,633,365	+11.2	13,961

Total	¥7,159,616	¥7,475,436	+4.4%	$63,893

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements (Unaudited)
The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.
Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.
■ Condensed statements of income
     Financial Services

	Yen in millions		Percent change	Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006/2005	2006

Financial service revenue	¥560,557	¥743,215	+32.6%	$6,353
Financial service expenses	505,067	554,892	+9.9	4,743

Operating income	55,490	188,323	+239.4	1,610
Other income (expenses), net	10,204	24,522	+140.3	209

Income before income taxes	65,694	212,845	+224.0	1,819
Income taxes and other	25,698	80,586	+213.6	689

Income before cumulative effect of an accounting change	39,996	132,259	+230.7	1,130
Cumulative effect of an accounting change	(4,713)	—	—	—

Net income	¥35,283	¥132,259	+274.9%	$1,130

     Sony without Financial Services

	Yen in millions		Percent change	Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006/2005	2006

Net sales and operating revenue	¥6,632,728	¥6,763,907	+2.0%	$57,811
Costs and expenses	6,575,354	6,762,375	+2.8	57,798

Operating income	57,374	1,532	-97.3	13
Other income (expenses), net	40,639	71,952	+77.1	615

Income before income taxes	98,013	73,484	-25.0	628
Income taxes and other	(37,043)	82,127	—	702

Net income (loss)	¥135,056	¥(8,643)	—	$(74)

     Consolidated

	Yen in millions		Percent change	Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006/2005	2006

Financial service revenue	¥537,715	¥720,566	+34.0%	$6,159
Net sales and operating revenue	6,621,901	6,754,870	+2.0	57,734

	7,159,616	7,475,436	+4.4	63,893
Costs and expenses	7,045,697	7,284,181	+3.4	62,258

Operating income	113,919	191,255	+67.9	1,635
Other income (expenses), net	43,288	95,074	+119.6	812

Income before income taxes	157,207	286,329	+82.1	2,447
Income taxes and other	(11,344)	162,713	—	1,390

Income before cumulative effect of an accounting change	168,551	123,616	-26.7	1,057
Cumulative effect of an accounting change	(4,713)	—	—	—

Net income	¥163,838	¥123,616	-24.5%	$1,057

■ Condensed balance sheets
     Financial Services

	Yen in millions		Dollars in millions
March 31	2005	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	¥259,371	¥117,630	$1,005
Marketable securities	456,130	532,895	4,555
Other	274,690	200,929	1,717

	990,191	851,454	7,277

Investments and advances	2,378,966	3,128,748	26,741
Property, plant and equipment	38,551	37,422	320
Other assets:
Deferred insurance acquisition costs	374,805	383,156	3,275
Other	103,004	164,827	1,409

	477,809	547,983	4,684

	¥3,885,517	¥4,565,607	$39,022

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥45,358	¥136,723	$1,169
Notes and accounts payable, trade	7,099	11,707	100
Deposits from customers in the banking business	546,718	599,952	5,128
Other	109,438	169,956	1,452

	708,613	918,338	7,849

Long-term liabilities:
Long-term debt	135,750	128,097	1,095
Accrued pension and severance costs	14,362	13,479	115
Future insurance policy benefits and other	2,464,295	2,744,321	23,456
Other	142,272	173,354	1,481

	2,756,679	3,059,251	26,147

Minority interest in consolidated subsidiaries	5,476	4,089	35
Stockholders’ equity	414,749	583,929	4,991

	¥3,885,517	¥4,565,607	$39,022

     Sony without Financial Services

	Yen in millions		Dollars in millions
March 31	2005	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	¥519,732	¥585,468	$5,004
Marketable securities	4,072	4,073	34
Notes and accounts receivable, trade	952,692	973,675	8,322
Other	1,116,353	1,393,306	11,909

	2,592,849	2,956,522	25,269

Film costs	278,961	360,372	3,080
Investments and advances	445,446	477,089	4,078
Investments in Financial Services, at cost	187,400	187,400	1,602
Property, plant and equipment	1,333,848	1,351,125	11,548
Other assets	1,189,398	1,059,786	9,058

	¥6,027,902	¥6,392,294	$54,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥204,027	¥225,082	$1,924
Notes and accounts payable, trade	801,252	804,394	6,875
Other	1,132,201	1,299,809	11,109

	2,137,480	2,329,285	19,908

Long-term liabilities:
Long-term debt	627,367	701,372	5,995
Accrued pension and severance costs	338,040	168,768	1,443
Other	263,520	352,457	3,012

	1,228,927	1,222,597	10,450

Minority interest in consolidated subsidiaries	18,471	32,623	279
Stockholders’ equity	2,643,024	2,807,789	23,998

	¥6,027,902	¥6,392,294	$54,635

Consolidated

	Yen in millions		Dollars in millions
March 31	2005	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	¥779,103	¥703,098	$6,009
Marketable securities	460,202	536,968	4,589
Notes and accounts receivable, trade	1,025,362	985,508	8,424
Other	1,291,504	1,543,950	13,196

	3,556,171	3,769,524	32,218

Film costs	278,961	360,372	3,080
Investments and advances	2,745,689	3,519,907	30,085
Property, plant and equipment	1,372,399	1,388,547	11,868
Other assets:
Deferred insurance acquisition costs	374,805	383,156	3,275
Other	1,171,075	1,186,247	10,139

	1,545,880	1,569,403	13,414

	¥9,499,100	¥10,607,753	$90,665

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥230,266	¥336,321	$2,874
Notes and accounts payable, trade	806,044	813,332	6,952
Deposits from customers in the banking business	546,718	599,952	5,128
Other	1,226,340	1,450,623	12,398

	2,809,368	3,200,228	27,352

Long-term liabilities:
Long-term debt	678,992	764,898	6,538
Accrued pension and severance costs	352,402	182,247	1,558
Future insurance policy benefits and other	2,464,295	2,744,321	23,456
Other	299,858	475,106	4,061

	3,795,547	4,166,572	35,613

Minority interest in consolidated subsidiaries	23,847	37,101	317
Stockholders’ equity	2,870,338	3,203,852	27,383

	¥9,499,100	¥10,607,753	$90,665

■ Condensed statements of cash flows
     Financial Services

	Yen in millions		Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006

Net cash provided by operating activities	¥168,078	¥147,149	$1,257
Net cash used in investing activities	(421,384)	(563,753)	(4,818)
Net cash provided by financing activities	256,361	274,863	2,349

Net increase (decrease) in cash and cash equivalents	3,055	(141,741)	(1,212)
Cash and cash equivalents at beginning of the fiscal year	256,316	259,371	2,217

Cash and cash equivalents at end of the fiscal year	¥259,371	¥117,630	$1,005

     Sony without Financial Services

	Yen in millions		Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006

Net cash provided by operating activities	¥485,439	¥251,975	$2,154
Net cash used in investing activities	(472,119)	(296,376)	(2,533)
Net cash provided by (used in) financing activities	(95,373)	74,600	637
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537	304

Net increase (decrease) in cash and cash equivalents	(73,163)	65,736	562
Cash and cash equivalents at beginning of the fiscal year	592,895	519,732	4,442

Cash and cash equivalents at end of the fiscal year	¥519,732	¥585,468	$5,004

Consolidated

	Yen in millions		Dollars in millions
Fiscal Year Ended March 31	2005	2006	2006

Net cash provided by operating activities	¥646,997	¥399,858	$3,418
Net cash used in investing activities	(931,172)	(871,264)	(7,447)
Net cash provided by financing activities	205,177	359,864	3,076
Effect of exchange rate changes on cash and cash equivalents	8,890	35,537	303

Net decrease in cash and cash equivalents	(70,108)	(76,005)	(650)
Cash and cash equivalents at beginning of the fiscal year	849,211	779,103	6,659

Cash and cash equivalents at end of the fiscal year	¥779,103	¥703,098	$6,009

Five-Year Summary of Selected Financial Data

Sony Corporation and Consolidated Subsidiaries - Fiscal Year Ended March 31

						Dollars in
	Yen in millions except per share amounts					millions except per share amounts
	2002	2003	2004	2005	2006	2006

FOR THE FISCAL YEAR
Sales and operating revenue	¥7,578,258	¥7,473,633	¥7,496,391	¥7,159,616	¥7,475,436	$63,893
Operating income	134,631	185,440	98,902	113,919	191,255	1,635
Income before income taxes	92,775	247,621	144,067	157,207	286,329	2,447
Income taxes	65,211	80,831	52,774	16,044	176,515	1,508
Income before cumulative effect of an accounting changes	9,332	115,519	90,628	168,551	123,616	1,057
Net income	15,310	115,519	88,511	163,838	123,616	1,057

Per share data:
Income before cumulative effect of an accounting changes
— Basic	¥10.21	¥125.74	¥98.26	¥180.96	¥122.58	$1.05
— Diluted	10.18	118.21	89.03	162.59	116.88	1.00
Net income
— Basic	16.72	125.74	95.97	175.90	122.58	1.05
— Diluted	16.67	118.21	87.00	158.07	116.88	1.00
Cash dividends	25.00	25.00	25.00	25.00	25.00	0.21

Depreciation and amortization*	¥354,135	¥351,925	¥366,269	¥372,865	¥381,843	$3,264
Capital expenditures (additions to property, plant and equipment)	326,734	261,241	378,264	356,818	384,347	3,285
Research and development expenses	433,214	443,128	514,483	502,008	531,795	4,545

AT FISCAL YEAR-END
Net working capital	¥778,716	¥719,166	¥381,140	¥746,803	¥569,296	$4,866
Stockholders’ equity	2,370,410	2,280,895	2,378,002	2,870,338	3,203,852	27,383
Stockholders’ equity per share attributable to common stock	¥2,570.31	¥2,466.81	¥2,563.67	¥2,872.21	¥3,002.85	$27.36
Total assets	¥8,185,795	¥8,370,545	¥9,090,662	¥9,499,100	¥10,607,753	$90,665

Number of shares issued at year-end (thousands of shares)
Common stock	919,744	922,385	923,950	996,092	1,000,939

*	Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Notes:	1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥117 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2006.

	2.	In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change. In addition, the separate account assets, which are defined by insurance business law in Japan and were previously included in “Securities investments and other” in the consolidated balance sheet, were excluded from the category of separate accounts under the provision of SOP 03-1. Accordingly, the assets previously treated as separate account assets are now treated within general account assets.

	3.	In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”, Sony had not previously included in the computation of diluted earnings per share (“EPS”) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (“Co-Cos”) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.

	4.	In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2,117 million as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95,255 million and ¥97,950 million, respectively.

These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million. Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No.46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.

5.	On April 1, 2001, Sony adopted FAS No.133, “Accounting for Derivative Instruments and Hedging Activities” as amended by FAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No.133”. As a result, Sony’s operating income, income before income taxes and net income for the fiscal year ended March 31, 2002 decreased by ¥3,007 million, ¥3,441 milion and ¥2,167 million, respectively. Additionally, Sony recorded a one-time non-cash after-tax unrealized gain of ¥1,089 million in accumulated other comprehensive income in the consolidated balance sheet, as well as an after-tax gain of ¥5,978 million in the cumulative effect of accounting changes in the consolidated statement of income. In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

6.	In July 2001, the FASB issued FAS No. 142, “Goodwill and Other Intangible Assets”. Sony adopted FAS No. 142 retroactive to April 1, 2001. As a result, Sony’s operating income and income before income taxes for the fiscal year ended March 31, 2002 increased by ¥20,114 million and income before cumulative effect of accounting changes as well as net income for the fiscal year ended March 31, 2002 increased by ¥18,932 million.

Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
March 31, 2006

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries – March 31

			Dollars in millions
	Yen in millions		(Note 3)
	2005	2006	2006

ASSETS
Current assets:
Cash and cash equivalents	¥779,103	¥703,098	$6,009
Marketable securities (Notes 8 and 12)	460,202	536,968	4,589
Notes and accounts receivable, trade (Notes 6 and 7)	1,113,071	1,075,071	9,189
Allowance for doubtful accounts and sales returns	(87,709)	(89,563)	(765)
Inventories (Note 4)	631,349	804,724	6,878
Deferred income taxes (Note 21)	141,154	221,311	1,892
Prepaid expenses and other current assets	519,001	517,915	4,426

Total current assets	3,556,171	3,769,524	32,218

Film costs (Note 5)	278,961	360,372	3,080

Investments and advances:
Affiliated companies (Note 6)	252,905	285,870	2,443
Securities investments and other (Notes 8, 11 and 12)	2,492,784	3,234,037	27,642

	2,745,689	3,519,907	30,085

Property, plant and equipment (Notes 9 and 12):
Land	182,900	178,844	1,529
Buildings	925,796	926,783	7,921
Machinery and equipment	2,192,038	2,327,676	19,895
Construction in progress	92,611	116,149	993

	3,393,345	3,549,452	30,338
Less – Accumulated depreciation	2,020,946	2,160,905	18,470

	1,372,399	1,388,547	11,868

Other assets:
Intangibles, net (Notes 10 and 15)	187,024	207,034	1,770
Goodwill (Note 10)	283,923	299,024	2,556
Deferred insurance acquisition costs (Note 11)	374,805	383,156	3,275
Deferred income taxes (Note 21)	240,396	178,751	1,528
Other	459,732	501,438	4,285

	1,545,880	1,569,403	13,414

Total assets	¥9,499,100	¥10,607,753	$90,665

(Continued on following page.)

Consolidated Balance Sheets

			Dollars in millions
	Yen in millions		(Note 3)
	2005	2006	2006

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 12)	¥63,396	¥142,766	$1,220
Current portion of long-term debt (Notes 9, 12 and 14)	166,870	193,555	1,654
Notes and accounts payable, trade (Note 6)	806,044	813,332	6,952
Accounts payable, other and accrued expenses (Notes 5 and 15).	746,466	854,886	7,307
Accrued income and other taxes	55,651	87,295	746
Deposits from customers in the banking business (Note 13)	546,718	599,952	5,128
Other (Notes 21 and 24)	424,223	508,442	4,345

Total current liabilities	2,809,368	3,200,228	27,352

Long-term debt (Notes 9, 12 and 14)	678,992	764,898	6,538
Accrued pension and severance costs (Note 15)	352,402	182,247	1,558
Deferred income taxes (Note 21)	72,227	216,497	1,850
Future insurance policy benefits and other (Note 11)	2,464,295	2,744,321	23,456
Other	227,631	258,609	2,211

Total liabilities	6,604,915	7,366,800	62,965

Minority interest in consolidated subsidiaries	23,847	37,101	317

Stockholders’ equity (Note 16):
Subsidiary tracking stock, no par value –
2005–Authorized 100,000,000 shares, outstanding 3,072,000 shares	3,917	–	–
Common stock, no par value –
2005–Authorized 3,500,000,000 shares, outstanding 997,211,213 shares	617,792
2006–Authorized 3,500,000,000 shares, outstanding 1,001,679,664 shares		624,124	5,334

Additional paid-in capital	1,134,222	1,136,638	9,715
Retained earnings	1,506,082	1,602,654	13,698
Accumulated other comprehensive income –
Unrealized gains on securities (Note 8)	62,669	100,804	862
Unrealized losses on derivative instruments (Note 14)	(2,490)	(2,049)	(18)
Minimum pension liability adjustment (Note 15)	(90,030)	(39,824)	(340)
Foreign currency translation adjustments	(355,824)	(215,368)	(1,841)

	(385,675)	(156,437)	(1,337)

Treasury stock, at cost
Subsidiary tracking stock
2005–32 shares	(0)	–	–
Common stock
2005–1,118,984 shares	(6,000)
2006–740,888 shares		(3,127)	(27)

	2,870,338	3,203,852	27,383

Commitments and contingent liabilities (Notes 9 and 24)
Total liabilities and stockholders’ equity	¥9,499,100	¥10,607,753	$90,665

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Sales and operating revenue:
Net sales (Note 6)	¥6,883,478	¥6,565,010	¥6,692,776	$57,203
Financial service revenue	565,752	537,715	720,566	6,159
Other operating revenue	47,161	56,891	62,094	531

	7,496,391	7,159,616	7,475,436	63,893

Costs and expenses:
Cost of sales (Notes 18 and 19)	5,058,205	5,000,112	5,151,397	44,029
Selling, general and administrative (Notes 15,17,18 and 19)	1,798,239	1,535,015	1,527,036	13,052
Financial service expenses	505,550	482,576	531,809	4,545
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	35,495	27,994	73,939	632

	7,397,489	7,045,697	7,284,181	62,258

Operating income	98,902	113,919	191,255	1,635

Other income:
Interest and dividends (Note 6)	18,756	14,708	24,937	213
Royalty income	34,244	31,709	35,161	301
Foreign exchange gain, net	18,059	—	—	—
Gain on sale of securities investments, net (Notes 6 and 8)	11,774	5,437	9,645	82
Gain on change in interest in subsidiaries and equity investees (Note 20)	4,870	16,322	60,834	520
Other	34,587	29,447	23,039	197

	122,290	97,623	153,616	1,313

Other expenses:
Interest	27,849	24,578	28,996	248
Loss on devaluation of securities investments.	16,481	3,715	3,878	33
Foreign exchange loss, net	—	524	3,065	27
Other	32,795	25,518	22,603	193

	77,125	54,335	58,542	501

Income before income taxes	144,067	157,207	286,329	2,447

Income taxes (Note 21):
Current	87,219	85,510	96,400	824
Deferred	(34,445)	(69,466)	80,115	684

	52,774	16,044	176,515	1,508

Income before minority interest, equity in net income of affiliated companies and cumulative effect of an accounting change	91,293	141,163	109,814	939
Minority interest in income (loss) of consolidated subsidiaries.	2,379	1,651	(626)	(5)
Equity in net income of affiliated companies (Note 6)	1,714	29,039	13,176	113

Income before cumulative effect of an accounting change	90,628	168,551	123,616	1,057

Cumulative effect of an accounting change
(2004: Net of income taxes of ¥0 million
2005: Net of income taxes of ¥2,675 million) (Note 2)	(2,117)	(4,713)	—	—

Net income	¥88,511	¥163,838	¥123,616	$1,057

(Continued on following page.)

Consolidated Statements of Income

				Dollars
	Yen			(Note 3)
	2004	2005	2006	2006

Per share data (Note 22):
Common stock
Income before cumulative effect of an accounting change
– Basic	¥98.26	¥180.96	¥122.58	$1.05
– Diluted	89.03	162.59	116.88	1.00
Cumulative effect of an accounting change
– Basic	(2.29)	(5.06)	—	—
– Diluted	(2.03)	(4.52)	—	—
Net income
– Basic	95.97	175.90	122.58	1.05
– Diluted	87.00	158.07	116.88	1.00
Cash dividends	25.00	25.00	25.00	0.21
Subsidiary tracking stock (Note 16)
Net income (loss)
– Basic	(41.80)	17.21	—	—

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Cash flows from operating activities:
Net income	¥88,511	¥163,838	¥123,616	$1,057
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	366,269	372,865	381,843	3,264
Amortization of film costs	305,786	276,320	286,655	2,450
Accrual for pension and severance costs, less payments	35,562	22,837	(7,563)	(65)
Gain on the transfer to the Japanese Government of the substitutional portion of employee pension fund, net (Note 15)	—	—	(73,472)	(628)
Loss on sale, disposal or impairment of assets, net (Notes 10 and 18)	35,495	27,994	73,939	632
Gain on sale or loss on devaluation of securities investments, net (Notes 6 and 8)	4,707	(1,722)	(5,767)	(49)
Gain on evaluation of marketable securities held in the financial service business for trading purpose (Notes 8)	(4,988)	(5,246)	(44,986)	(384)
Gain on change in interest in subsidiaries and equity investees (Note 20)	(4,870)	(16,322)	(60,834)	(520)
Deferred income taxes (Note 21)	(34,445)	(69,466)	80,115	684
Equity in net (income) losses of affiliated companies, net of dividends	1,732	(15,648)	9,794	84
Cumulative effect of an accounting change (Note 2)	2,117	4,713	—	—
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade.	(63,010)	(22,056)	17,464	149
(Increase) decrease in inventories	(78,656)	34,128	(164,772)	(1,408)
Increase in film costs.	(299,843)	(294,272)	(339,697)	(2,903)
Increase (decrease) in notes and accounts payable, trade	93,950	31,473	(9,078)	(78)
Increase (decrease) in accrued income and other taxes	(46,067)	3	29,009	248
Increase in future insurance policy benefits and other	264,216	144,143	143,122	1,223
Increase in deferred insurance acquisition costs	(71,219)	(65,051)	(51,520)	(440)
(Increase) decrease in marketable securities held in the financial service business for trading purpose	369	(26,096)	(35,346)	(302)
Increase in other current assets	(34,991)	(29,699)	(8,792)	(75)
Increase in other current liabilities.	44,772	46,545	105,865	904
Other	27,238	67,716	(49,737)	(425)

Net cash provided by operating activities	¥632,635	¥646,997	¥399,858	$3,418

(Continued on following page.)

Consolidated Statements of Cash Flows

				Dollars in millions
	Yen in millions			(Note 3)
	2004	2005	2006	2006

Cash flows from investing activities:
Payments for purchases of fixed assets	¥(427,344)	¥(453,445)	¥(462,473)	$(3,953)
Proceeds from sales of fixed assets	33,987	34,184	38,168	326
Payments for investments and advances by financial service business	(1,167,945)	(1,309,092)	(1,368,158)	(11,694)
Payments for investments and advances (other than financial service business)	(33,329)	(158,151)	(36,947)	(316)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	791,188	923,593	857,376	7,328
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	35,521	25,849	24,527	210
Proceeds from sales of subsidiaries’ and equity investees’ stocks (Note 20)	—	3,162	75,897	649
Other	6,130	2,728	346	3

Net cash used in investing activities	(761,792)	(931,172)	(871,264)	(7,447)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	267,864	57,232	246,326	2,105
Payments of long-term debt	(32,042)	(94,862)	(138,773)	(1,186)
Increase (decrease) in short-term borrowings	(57,708)	11,397	(11,045)	(94)
Increase in deposits from customers in the financial service business (Note 13)	129,874	294,352	190,320	1,627
Increase (decrease) in call money and bills sold in the banking business (Note 12)	30,300	(40,400)	86,100	736
Dividends paid	(23,106)	(22,978)	(24,810)	(212)
Proceeds from issuance of stocks by subsidiaries (Note 20)	5,252	4,023	6,937	59
Other	(7,151)	(3,587)	4,809	41

Net cash provided by financing activities	313,283	205,177	359,864	3,076

Effect of exchange rate changes on cash and cash equivalents	(47,973)	8,890	35,537	303

Net increase (decrease) in cash and cash equivalents	136,153	(70,108)	(76,005)	(650)
Cash and cash equivalents at beginning of the fiscal year	713,058	849,211	779,103	6,659

Cash and cash equivalents at end of the fiscal year	¥849,211	¥779,103	¥703,098	$6,009

Supplemental data:
Cash paid during the fiscal year for –
Income taxes	¥114,781	¥65,477	¥70,019	$598
Interest	22,571	18,187	24,651	211

Non-cash investing and financing activities –
Conversion of convertible bonds (Notes 16 and 17)	¥7,977	¥282,744	—	—
Obtaining assets by entering into capital lease	18,298	19,049	¥19,682	$168
Contribution of net assets into the joint venture with Bertelsmann AG (Note 6)	—	9,402	—	—

The accompanying notes are an integral part of these statements

Consolidated Statements of Changes in Stockholders’ Equity

Sony Corporation and Consolidated Subsidiaries — Fiscal Year Ended March 31

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2003	¥3,917	¥472,361	¥984,196	¥1,301,740	¥(471,978)	¥(9,341)	¥2,280,895
Conversion of convertible bonds		3,989	3,988				7,977
Stock issued under exchange offering (Note 16)			5,409				5,409
Comprehensive income:
Net income				88,511			88,511
Other comprehensive income, net of tax (Note 16) —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					57,971		57,971
Less : Reclassification adjustment included in net income					(5,679)		(5,679)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,537		7,537
Less : Reclassification adjustment included in net income					(3,344)		(3,344)
Minimum pension liability adjustment					93,415		93,415
Foreign currency translation adjustments :
Translation adjustments arising during the period					(129,113)		(129,113)
Less : Reclassification adjustment included in net income					1,232		1,232

Total comprehensive income							110,530

Stock issue costs, net of tax				(53)			(53)
Dividends declared				(23,138)			(23,138)
Purchase of treasury stock						(8,523)	(8,523)
Reissuance of treasury stock			(776)			5,681	4,905

Balance at March 31, 2004	¥3,917	¥476,350	¥992,817	¥1,367,060	¥(449,959)	¥(12,183)	¥2,378,002

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2004	¥3,917	¥476,350	¥992,817	¥1,367,060	¥(449,959)	¥(12,183)	¥2,378,002
Exercise of stock acquisition rights		52	53				105
Conversion of convertible bonds		141,390	141,354				282,744
Stock based compensation (Note 17)			340				340

Comprehensive income:
Net income				163,838			163,838
Other comprehensive income, net of tax (Note 16) —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					5,643		5,643
Less : Reclassification adjustment included in net income					(12,924)		(12,924)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					(209)		(209)
Less : Reclassification adjustment included in net income					(1,681)		(1,681)
Minimum pension liability adjustment					(769)		(769)
Foreign currency translation adjustments:
Translation adjustments arising during the period					74,224		74,224

Total comprehensive income							228,122

Stock issue costs, net of tax				(541)			(541)
Dividends declared				(24,030)			(24,030)
Purchase of treasury stock						(416)	(416)
Reissuance of treasury stock			(342)	(245)		6,599	6,012

Balance at March 31, 2005	¥3,917	¥617,792	¥1,134,222	¥1,506,082	¥(385,675)	¥(6,000)	¥2,870,338

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	¥3,917	¥617,792	¥1,134,222	¥1,506,082	¥(385,675)	¥(6,000)	¥2,870,338
Exercise of stock acquisition rights		931	932				1,863
Conversion of convertible bonds		1,484	1,484				2,968
Conversion of subsidiary tracking stock (Note 16)	(3,917)	3,917					—

Comprehensive income:
Net income				123,616			123,616
Other comprehensive income, net of tax (Note 16) —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					79,630		79,630
Less : Reclassification adjustment included in net income					(41,495)		(41,495)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					7,865		7,865
Less : Reclassification adjustment included in net income					(7,424)		(7,424)
Minimum pension liability adjustment					50,206		50,206
Foreign currency translation adjustments:
Translation adjustments arising during the period					140,473		140,473
Less : Reclassification adjustment included in net income					(17)		(17)

Total comprehensive income							352,854

Stock issue costs, net of tax				(780)			(780)
Dividends declared				(24,968)			(24,968)
Purchase of treasury stock						(394)	(394)
Reissuance of treasury stock				(1,296)		3,267	1,971

Balance at March 31, 2006	—	¥624,124	¥1,136,638	¥1,602,654	¥(156,437)	¥(3,127)	¥3,203,852

(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Dollars in millions (Note 3)
					Accumulated
	Subsidiary		Additional		other	Treasury
	tracking	Common	paid-in	Retained	comprehensive	stock, at
	stock	stock	capital	earnings	income	cost	Total

Balance at March 31, 2005	$33	$5,280	$9,694	$12,872	$(3,296)	$(51)	$24,532
Exercise of stock acquisition rights		8	8				16
Conversion of convertible bonds		13	13				26
Conversion of subsidiary tracking stock (Note 16)	(33)	33					—

Comprehensive income:
Net income				1,057			1,057
Other comprehensive income, net of tax (Note 16) —
Unrealized gains on securities:
Unrealized holding gains (losses) arising during the period					681		681
Less : Reclassification adjustment included in net income					(355)		(355)
Unrealized losses on derivative instruments:
Unrealized holding gains (losses) arising during the period					67		67
Less : Reclassification adjustment included in net income					(63)		(63)
Minimum pension liability adjustment					429		429
Foreign currency translation adjustments:
Translation adjustments arising during the period					1,200		1,200
Less : Reclassification adjustment included in net income					(0)		(0)

Total comprehensive income							3,016

Stock issue costs, net of tax				(7)			(7)
Dividends declared				(213)			(213)
Purchase of treasury stock						(4)	(4)
Reissuance of treasury stock				(11)		28	17

Balance at March 31, 2006	—	$5,334	$9,715	$13,698	$(1,337)	$(27)	$27,383

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements
Sony Corporation and Consolidated Subsidiaries
1. Nature of operations
Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer and industrial markets. Sony also develops, produces, manufactures, and markets home-use game consoles and software. Sony’s principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia. Its electronic products are marketed throughout the world and game products are marketed mainly in Japan, the United States of America and Europe by sales subsidiaries and unaffiliated local distributors as well as direct sales via the Internet. Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including film, video and television product. Sony is also engaged in various financial service businesses including insurance operations through a Japanese life insurance subsidiary and a non-life insurance subsidiary, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations in Japan. In addition to the above, Sony is engaged in the development, production, manufacture, and distribution of recorded music, Internet-related businesses, an animation production and marketing business, an imported general merchandise retail business, an IC card business and an advertising agency business in Japan.
2. Summary of significant accounting policies
Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.
     (1) Newly adopted accounting pronouncements:
Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts -
In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts”. SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony’s operating income decreased by ¥5,156 million for the fiscal year ended March 31, 2005. Additionally, on April 1, 2004, Sony recorded a ¥4,713 million charge (net of income taxes of ¥2,675 million) as a cumulative effect of an accounting change.
The Effect of Contingently Convertible Instruments on Diluted Earnings per Share -
In July 2004, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”. In accordance with Statement of Financial Accounting Standards (''FAS’’) No.128, ''Earnings per Share’’, Sony had not previously included in the computation of diluted earnings per share (''EPS’’) the number of potential common stock issuable upon the conversion of contingently convertible debt instruments (''Co-Cos’’) that had not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the stock acquisition rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2004 were restated. Sony’s diluted EPS of income before cumulative effect of an accounting change and net income for the fiscal year ended March 31, 2005 decreased by ¥7.26 and ¥7.06, respectively, as a result of adopting EITF Issue No. 04-8.
Consolidation of Variable Interest Entities -
In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin (“ARB”) No. 51”. FIN No. 46 addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). Sony early adopted the provisions of FIN No. 46 on July 1, 2003. As a result of adopting the original FIN No. 46, Sony recognized a one-time charge with no tax effect of ¥2,117 million as a cumulative effect of accounting change in the consolidated statement of income, and Sony’s assets and liabilities increased by ¥95,255 million and ¥97,950 million, respectively. These increases were treated as non-cash transactions in the consolidated statement of cash flows. In addition, cash and cash equivalents increased by ¥1,521 million.
     Sony subsequently early adopted the provisions of FIN No. 46R, which replaced FIN No.46, upon issuance in December 2003. The adoption of FIN No. 46R did not have an impact on Sony’s results of operations and financial position or impact the way Sony had previously accounted for VIEs.
Exchanges of Nonmonetary Assets -
In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principle Board Opinion (“APB”) No. 29”. This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges that have occurred in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No.153 on July 1, 2005. The adoption of FAS No.153 did not have a material impact on Sony’s results of operations and financial position.

Accounting for Conditional Asset Retirement Obligations -
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations - an Interpretation of FAS No. 143”. FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Sony adopted FIN No. 47 on March 31, 2006. The adoption of FIN No.47 did not have a material impact on Sony’s results of operations and financial position.
Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds -
In September 2004, the EITF issued EITF Issue No. 04-10, “Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds”. EITF Issue No. 04-10 clarifies how an enterprise should evaluate the aggregation criteria in paragraph 17 of FAS No. 131 when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of FAS No. 131. EITF Issue No. 04-10 is effective for fiscal years ending after September 15, 2005. Sony adopted EITF Issue No. 04-10 during the fiscal year ended March 31, 2006. The adoption of EITF Issue No. 04-10 did not have an impact on Sony’s results of operation and financial position.
     (2) Significant accounting policies:
Basis of consolidation and accounting for investments in affiliated companies -
The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Under the equity method, investments are stated at cost plus/minus Sony’s equity in undistributed earnings or losses. Consolidated net income includes Sony’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.
     On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, where the sale of such shares is not part of a broader corporate reorganization and the reacquisition of such shares is not contemplated at the time of issuance, the resulting gains or losses arising from the change in interest are recorded in income for the year the change in interest transaction occurs. If the sale of such shares is part of a broader corporate reorganization, the reacquisition of such shares is contemplated at the time of issuance or realization of such gain is not reasonably assured (i.e., the entity is newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence is in question), the transaction is accounted for as a capital transaction.
     The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
Use of estimates -
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Translation of foreign currencies -
All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.
     Foreign currency receivables and payables are translated at appropriate year-end current rates and the resulting translation gains or losses are taken into income.
Cash and cash equivalents -
Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.
Marketable debt and equity securities -
Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Equity securities in non-public companies -
Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is estimated to have declined and such decline is judged to be other than temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.
Inventories -
Inventories in electronics and game as well as non-film inventories for pictures are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies in electronics which is determined on the “first-in, first-out” basis.
Film costs -
Film costs related to theatrical and television product (which includes direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized, and the estimated liabilities for residuals and participations are accrued, for an individual product based on the proportion that current period actual revenues bear to the estimated remaining total lifetime revenues. These estimates are reviewed on a periodic basis.
Property, plant and equipment and depreciation -
Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is primarily computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities whose depreciation is computed on the straight-line method, and on the straight-line method for its foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 15 years up to 50 years for buildings and from 2 years up to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -
Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment during the fourth quarter of fiscal year on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.
     Intangible assets with finite lives that are determined not to have an indefinite life mainly consist of artist contracts, music catalogs, acquired patent rights and software to be sold, leased or otherwise marketed. Artist contracts and music catalogs are amortized on a straight-line basis over 10 to 40 years. Acquired patent rights and software to be sold, leased or otherwise marketed are amortized on a straight-line basis over 3 to 10 years.
Accounting for computer software to be sold -
Sony accounts for software development costs in accordance with FAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”.
     In the Electronics segment, costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized over the estimated economic life of the product, which is generally three years. Sony performs periodic reviews to ensure that unamortized program costs remain recoverable from future revenue.
     In the Game segment, technological feasibility of the underlying software is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, Sony expenses software development costs for the Game segment as incurred as a part of research and development in cost of sales.
Deferred insurance acquisition costs -
Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commission, medical examination and inspection report fees. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.
Product warranty -
Sony provides for the estimated cost of product warranties at the time revenue is recognized by either product category group or individual product. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.
     Certain subsidiaries in the Electronics segment offer extended warranty programs. The consideration received through extended warranty service is deferred and amortized on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -
Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions such as future investment yield, morbidity, mortality and withdrawals. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.
Accounting for the impairment of long-lived assets -
Sony periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated undiscounted future cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between asset carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.
Derivative financial instruments -
All derivatives, including certain derivative financial instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.
     In accordance with FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the derivative financial instruments held by Sony are classified and accounted as below.
Fair value hedges
Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.
Cash flow hedges
Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.
Derivatives not designated as hedges
Changes in the fair value of derivatives that are not designated as hedges under FAS No. 133 are recognized in current period earnings.
Sony formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transaction. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.
Stock-based compensation -
Sony applies APB No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations in accounting for its stock-based compensation plans and follows the disclosure-only provisions of FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123”. In accordance with APB No. 25, stock-based compensation cost is recognized in income based on the excess, if any, of the quoted market price of the common stock of Sony Corporation at the grant date of the award or other measurement date over the stated exercise price of the award. As the exercise prices for Sony’s stock-based compensation plans are generally determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans is not significant. For awards that generate compensation expense as defined under APB No. 25, Sony calculates the amount of compensation expense and recognizes the expense over the vesting period of the award.
     The following table reflects the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based compensation. See Note 17 for detailed assumptions.

				Dollars in
	Yen in millions			millions
				Fiscal
				Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Income before cumulative effect of an accounting change allocated to common stock:
As reported	¥90,756	¥168,498	¥122,308	$1,046
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)	(36)

Pro forma	¥84,422	¥163,808	¥118,126	$1,010

Net income allocated to common stock:
As reported	¥88,639	¥163,785	¥122,308	$1,046
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax effects	(6,334)	(4,690)	(4,182)	(36)

Pro forma	¥82,305	¥159,095	¥118,126	$1,010

	Yen			Dollars
				Fiscal
				Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Income before cumulative effect of an accounting change allocated to common stock:
-Basic EPS:
As reported	¥98.26	¥180.96	¥122.58	$1.05
Pro forma	91.40	175.92	118.39	1.01
-Diluted EPS:
As reported	¥89.03	¥162.59	¥116.88	$1.00
Pro forma	82.96	158.10	112.91	0.97

Net income allocated to common stock:
-Basic EPS:
As reported	¥95.97	¥175.90	¥122.58	$1.05
Pro forma	89.11	170.86	118.39	1.01
-Diluted EPS:
As reported	¥87.00	¥158.07	¥116.88	$1.00
Pro forma	80.94	153.58	112.91	0.97

Free distribution of common stock -
On occasion, Sony Corporation may make a free distribution of common stock which is accounted for either by a transfer from additional paid-in capital to the common stock account or with no entry if free shares are distributed from the portion of previously issued shares in the common stock account.
     Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.
     Free distribution of common stock is recorded in the consolidated financial statements only when it becomes effective, except for the calculation and presentation of per share amounts.
Stock issue costs -
Stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts which is the prevailing practice in the United States of America.
Revenue recognition -
Revenues from electronics and game sales are recognized upon delivery which is considered to have occurred when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.
     Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse. Revenues from the sale of home videocassettes and DVDs are recognized upon availability of sale to the public.
     Traditional life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.
     Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Accounting for consideration given to a customer or a reseller -
In accordance with EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products”, cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, is accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, can reasonably estimate the fair value of this benefit and receives documentation from the reseller to support the amounts spent. Any payments meeting these criteria are treated as selling, general and administrative expenses. For the fiscal years ended March 31, 2004, 2005 and 2006, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled ¥30,338 million, ¥27,946 million and ¥29,489 million ($252 million), respectively.
Cost of sales -
Costs classified as cost of sales relate to the producing and manufacturing of products and include such items as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film cost related to theatrical and television products.
Research and development costs -
Research and development costs are expensed as incurred.
Selling, general and administrative -
Costs classified as selling expense relate to the promoting and selling of products and include such items as advertising, promotion, shipping, and warranty expenses.
     General and administrative expenses include operating items such as officer’s salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.
     Selling, general and administrative expenses are expensed as incurred.
Financial service expenses -
Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition cost, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.
Advertising costs -
Advertising costs are expensed when the advertisement or commercial appears in the selected media, except for advertising costs for acquiring new insurance policies which are deferred and amortized as part of insurance acquisition costs.

Shipping and handling costs -
The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are integral part of producing and distributing the film under SOP 00-2, “Accounting by Producers or Distributors of Films”. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.
Income taxes -
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Sony records a valuation allowances to reduce deferred tax assets to the amount that management believes is more likely than not to be realized. In assessing the likelihood of realization, Sony considers all currently available evidence for future years, both positive and negative, supplemented by information of historical results for each tax jurisdiction.
Net income per share -
Prior to December 1, 2005, Sony calculated and presented per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128. As the holders of the subsidiary tracking stock had the right to participate in earnings, together with common stockholders, under this method, basic net income per share (“EPS”) for each class of stock was calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period.
     The earnings allocated to the subsidiary tracking stock were determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends. As defined by Sony Corporation’s articles of incorporation, the amount distributable to the subsidiary tracking stock holders was based on the declared dividends of the targeted subsidiary, which might only be declared from the amounts available for dividends of the targeted subsidiary. The targeted subsidiary’s earnings available for dividends were, as stipulated by the Japanese Commercial Code, not including those of the targeted subsidiary’s subsidiaries. If the targeted subsidiary had accumulated losses, a change in accumulated losses was also allocated to the subsidiary tracking stock. The subsidiary tracking stock holders’ economic interest was calculated as the number of the subsidiary tracking stock outstanding divided by the number of the targeted subsidiary’s common stock outstanding subject to multiplying by the Standard Ratio (tracking stock : subsidiary’s common stock = 1 : 100, as defined in the articles of incorporation). The earnings allocated to the common stock were calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.
     On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of

Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, for the fiscal year ended March 31, 2006, Sony calculated per share data separately for Sony’s common stock and for the subsidiary tracking stock by the “two-class” method based on FAS No. 128, but did not present per share data for the subsidiary tracking stock. The earnings allocated to common stock for the fiscal year ended March 31, 2006 were calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005.
     The computation of diluted net income per common stock reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of Co-Cos regardless of whether the conditions to exercise the conversion rights have been met.
     (3) Recent Pronouncements:
Accounting for Stock-Based Compensation -
In December 2004, the FASB issued FAS No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123(R)”). This statement requires the use of the fair value based method of accounting for employee stock-based compensation and eliminates the alternative to use of the intrinsic value method prescribed by APB No. 25. With limited exceptions, FAS No. 123(R) requires that the grant-date fair value of share-based payments to employees be expensed over the period the service is received. Sony has accounted for its employee stock-based compensation in accordance with the provisions prescribed by APB No. 25 and its related interpretations and has disclosed the net effect on net income and net income per share allocated to the common stock if Sony had applied the fair value recognition provisions of FAS No. 123 to stock-based compensation as described above in (2) Significant accounting policies - Stock-based compensation. Sony adopted FAS No. 123(R) on April 1, 2006. Sony has elected the modified prospective method of transition prescribed in FAS No. 123(R), which requires that compensation expense be recorded for all unvested stock acquisition rights as the requisite service is rendered beginning with the first period of adoption. As of March 31,2006, the aggregate value of the unvested stock acquisition rights was ¥4,402 million ($38 million). Sony expects the total expenses to be recorded in the future periods will be consistent with the pro forma information shown above in (2) Significant accounting policies - Stock-based compensation.
Inventory Costs -
In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4”. This statement requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. This statement shall be effective for fiscal years beginning after June 15, 2005, with early adoption during the fiscal years beginning after the date this statement is issued encouraged. The adoption of FAS No. 151 is not expected to have a material impact on Sony’s results of operations and financial position.

Derivative instruments and hedging activities -
In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, an amendment of FAS No. 133 and FAS No. 140. This statement permits an entity to elect fair value remeasurement for any hybrid financial instrument (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS No. 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The statement will be effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s fiscal years beginning after September 15, 2006, with earlier adoption permitted as of the beginning of fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The adoption of FAS No. 155 is not expected to have material impact on Sony’s results of operations and financial position.
Accounting for Servicing of Financial Assets -
In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 “. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement shall be effective for fiscal years beginning after September 15, 2006. Sony is currently evaluating the impact of adopting this new pronouncement.
     (4) Reclassifications:
Certain reclassifications of the financial statements for the fiscal years ended March 31, 2004 and 2005 have been made to conform to the presentation for the fiscal year ended March 31, 2006.
3. U.S. dollar amounts
U.S. dollar amounts presented in the financial statements are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥117 = U.S.$1, the approximate current rate at March 31, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. Inventories
Inventories comprise the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Finished products	¥405,616	¥534,766	$4,571
Work in process	93,181	123,381	1,055
Raw materials, purchased components and supplies	132,552	146,577	1,252

	¥631,349	¥804,724	$6,878

5. Film costs
Film costs comprise the following:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Theatrical:
Released (including acquired film libraries)	¥119,438	¥153,992	$1,316
Completed not released	11,358	13,377	114
In production and development	118,271	156,019	1,333
Television licensing:
Released (including acquired film libraries)	29,894	36,918	316
In production and development	—	66	1

	¥278,961	¥360,372	$3,080

     Sony estimates that approximately 88% of unamortized costs of released films (excluding amounts allocated to acquired film libraries) at March 31, 2006 will be amortized within the next three years. Approximately ¥102,207 million ($874 million) of released film costs are expected to be amortized during the next twelve months. As of March 31, 2006, unamortized acquired film libraries of approximately ¥10,820 million ($92 million) remained to be amortized on a straight-line basis over an average of the remaining life of 4 years. Approximately ¥137,400 million ($1,174 million) of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.
6. Related party transactions
Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method. Such investments include but are not limited to Sony’s interest in Sony Ericsson Mobile Communications, AB (50%), SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”) (50%), S-LCD Corporation (“S-LCD”) (50% minus 1 share), ST Liquid Crystal Display Corporation (50%), InterTrust Technologies Corporation (49.5%), Metro-Goldwyn-Mayer Holdings Inc. (“MGM”) (20%), bit Wallet, Inc (34.6%), and STAR CHANNEL, INC. (17.8%).

     Summarized combined financial information that is based on information provided by equity investees is shown below:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Current assets	¥942,328	¥991,440	$8,474
Property, plant and equipment	361,406	376,155	3,215
Other assets	250,245	903,873	7,725

Total assets	¥1,553,979	¥2,271,468	$19,414

Current liabilities	¥876,430	¥1,009,895	$8,632
Long-term liabilities	115,999	660,504	5,645
Stockholders’ equity	561,550	601,069	5,137

Total liabilities and stockholders’ equity	¥1,553,979	¥2,271,468	$19,414

Number of companies at end of the fiscal year	56	58

				Dollars in
	Yen in millions			millions
				Fiscal Year
				Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Sales and revenue	¥1,009,005	¥1,473,273	¥2,357,172	$20,147
Gross profit	231,083	477,796	668,226	5,711
Net income	11,323	63,404	32,982	282
     S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panel, was established in April 2004 as a joint venture in which Sony has an ownership interest of 50% minus 1 share. Sony invested ¥100,073 million in S-LCD during the fiscal year ended March 31, 2005.
     As of August 1, 2004, Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG in a joint venture. The newly formed company, known as SONY BMG, is 50% owned by each parent company. As a result, the results of the recorded music business, except for the recorded music business in Japan, are no longer consolidated but are accounted for under the equity method.
     On April 8, 2005, a consortium led by Sony Corporation of America (“SCA”) and its equity partners, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, completed the acquisition of MGM. Under the terms of the acquisition agreement, the aforementioned investor group acquired MGM for $12.00 in cash per MGM share, for a total purchase price of approximately $5.0 billion. As part of this transaction, Sony Pictures Entertainment (“SPE”) co-finances and produces certain new motion pictures with MGM as well as distributes MGM’s existing film and television content in most markets through SPE’s global distribution channels.

MGM continues to operate under the Metro-Goldwyn-Mayer name as a private company, headquartered in Los Angeles, focused on new film production and distribution activities. As part of the acquisition, SCA invested $257 million for 20% of the total equity capital, which includes both common stock and a significant amount of non-voting preferred stock with detachable common stock warrants. Though Sony owns 20% of MGM’s total equity on a fully diluted basis as a result of the warrants dilution, Sony owns 45% of the total outstanding common stock and therefore, records 45% of MGM’s net income (loss) as equity in net income of affiliated companies.
     In September 2005, Sony sold 230,000 shares of Monex Beans Holdings, Inc. As a result of this sale, Sony’s ownership interest has been reduced from 20.1% to 10.3%. Therefore, Monex Beans Holdings, Inc. is no longer accounted for under the equity method. The financial position and operating results of Monex Beans Holdings, Inc. as of and for the fiscal year ended March 31, 2006 are not included in the above summarized combined financial information. See Note 20 for more information on this transaction.
     The proportionate share in the underlying net assets of the investee exceeded the carrying value of investments in affiliated companies by ¥42,731 million and ¥36,875 million ($315 million) at March 31, 2005 and 2006, respectively. These differences primarily relate to the differences in the carrying value of the net assets contributed by Sony and Bertelsmann AG upon the formation of SONY BMG in August 2004. The contribution of assets to SONY BMG was accounted for at book value. Acquisitions by Bertelsmann AG’s recorded music business shortly prior to the formation of SONY BMG resulted in goodwill comprising a significant portion of the assets contributed to SONY BMG by Bertelsmann AG, whereas Sony’s contributed assets had a lower historical basis. As a result, Sony’s carrying value of the investment in SONY BMG is below its 50% share of the underlying assets of SONY BMG. As the contributions for both Sony and Bertelsmann AG were recorded at historical book value by SONY BMG, there is a basis difference attributable to a non-depreciable asset which is not being amortized. Differences in the carrying value of Sony’s other equity investments and the proportionate share of the fair value of underlying net assets primarily relates to unamortizable goodwill.
     Affiliated companies accounted for under the equity method with an aggregate carrying amount of ¥17,676 million and ¥4,588 million ($39 million) at March 31, 2005 and 2006, were quoted on established markets at an aggregate value of ¥95,246 million and ¥34,462 million ($295 million), respectively.

     Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Accounts receivable, trade	¥50,062	¥44,837	$383

Advances	¥16,756	¥15,985	$137

Accounts payable, trade	¥15,225	¥40,507	$346

				Dollars in
	Yen in millions			millions
				Fiscal
				Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Sales	¥258,454	¥256,799	¥234,636	$2,005

Purchases	¥106,100	¥101,976	¥282,071	$2,411

     As of April 1, 2004, Sony Corporation made Sony Computer Entertainment Inc. (“SCE”) a wholly-owned subsidiary through a stock for stock exchange pursuant to the provision of Article 358 of the Japanese Commercial Code which does not require the approval of the General Meeting of Shareholders. The stock for stock exchange ratio was determined based on the estimated equity values of SCE and Sony on a consolidated basis. Through the stock for stock exchange, Sony Corporation provided 1,000,000 shares of its common stock to the then Executive Deputy President, Corporate Executive Officer of Sony Corporation who had owned 100 shares of SCE’s common stock. This transaction did not have a material impact on Sony’s results of operations and financial position for the fiscal year ended March 31, 2005.
     Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥3,446 million, ¥13,391 million and ¥22,970 million ($197 million), respectively.
7. Accounts receivable securitization programs
In Japan, Sony set up several accounts receivable sales programs whereby Sony can sell up to ¥47,500 million ($406 million) of eligible trade accounts receivable. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. These transactions are accounted for as sales in accordance with FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, because Sony has relinquished control of the receivables. The initial sale of these receivables was in March 2005 in which Sony sold a total of ¥10,041 million. Sony sold a total of ¥146,193 million ($1,250 million) of receivables during the fiscal year ended March 31, 2006. Losses from these transactions were insignificant. Although Sony continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are insignificant.
     Through May 2005, Sony had set up an accounts receivable securitization program in the United States of America whereby Sony could sell interests in up to $500 million of eligible trade accounts receivable, as defined. Through this program, Sony could securitize and sell a percentage of an undivided interest in that pool of receivables to several multi-seller commercial paper conduits owned and operated by a bank. Sony could sell receivables in which the agreed upon original due dates were no more than 90 days after the invoice dates. The value assigned to undivided interests retained in securitized trade receivables was based on the relative fair values of the interest retained and sold in the securitization. Sony had assumed that the fair value of the retained interest was equivalent to its carrying value as the receivables were short-term in nature, high quality and had appropriate reserves for bad debt incidence. These securitization transactions were accounted for as a sale in accordance with FAS No. 140, because Sony had relinquished control of the receivables. During the period from April 2004 to January 2005, Sony sold a total of ¥80,250 million of accounts receivable under this program. There were no outstanding amounts due at March 31, 2005 relating to the existing undivided interests in the pool of receivables that had been sold. Losses from these transactions were insignificant. This program was terminated in May 2005.

8. Marketable securities and securities investments and other
Marketable securities and securities investments and other include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2005				March 31, 2006
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	losses	Fair value	Cost	gains	losses	Fair value
Available-for-sale:
Debt securities	¥2,090,605	¥58,161	¥(2,464)	¥2,146,302	¥2,522,864	¥17,021	(22,810¥ )	¥2,517,075
Equity securities	107,126	49,350	(814)	155,662	227,079	171,921	(1,589)	397,411

Held-to-maturity securities	27,431	530	(13)	27,948	33,193	132	(221)	33,104

Total	¥2,225,162	¥108,041	¥(3,291)	¥2,329,912	¥2,783,136	¥189,074	¥(24,620)	¥2,947,590

	Dollars in millions
	March 31, 2006
		Gross	Gross
		unrealized	unrealized
	Cost	gains	losses	Fair value
Available-for-sale:
Debt securities	$21,563	$145	$(195)	$21,513
Equity securities	1,941	1,470	(14)	3,397

Held-to-maturity securities	283	1	(1)	283

Total	$23,787	$1,616	$(210)	$25,193

     At March 31, 2006, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities with maturities of one to ten years.
     Proceeds from sales of available-for-sale securities were ¥397,817 million, ¥613,035 million and ¥524,268 million ($4,481 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively. On those sales, gross realized gains computed on the average cost basis were ¥9,525 million, ¥24,080 million and ¥68,096 million ($582 million) and gross realized losses were ¥1,906 million, ¥5,940 million and ¥3,143 million ($27 million), respectively.
     Marketable securities classified as trading securities at March 31, 2005 and 2006 were ¥315,946 million and ¥401,561 million ($3,432 million), respectively, which consist of debt and equity securities including short-term investments in money market funds.
     In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2005 and 2006, were ¥48,877 million and ¥59,575 million ($509 million), respectively. Non-public equity investments are valued at cost as fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other than temporary, the impairment of the investment is recognized and the carrying value is reduced to its fair value.
     For the fiscal years ended March 31, 2004, 2005 and 2006, Sony booked ¥4,988 million, ¥5,696 million and ¥45,092 million ($385 million) of net unrealized gain on trading securities primarily in the life insurance business.
     The following table presents the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2006.

	Yen in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Available-for-sale:
Debt securities	¥1,860,204	¥(22,590)	¥21,250	¥(220)	¥1,881,454	¥(22,810)
Equity securities	266,946	(1,108)	17,495	(481)	284,441	(1,589)

Held-to-maturity securities	20,278	(208)	629	(13)	20,907	(221)

Total	¥2,147,428	¥(23,906)	¥39,374	¥(714)	¥2,186,802	¥(24,620)

	Dollars in millions
	Less than 12 months		12 months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair value	losses	Fair value	losses	Fair value	losses
Available-for-sale:
Debt securities	$15,899	$(193)	$182	$(2)	$16,081	$(195)
Equity securities	2,282	(10)	149	(4)	2,431	(14)

Held-to-maturity securities	173	(1)	6	(0)	179	(1)

Total	$18,354	$(204)	$337	$(6)	$18,691	$(210)

     In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally a period of up to six to twelve months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.
     At March 31, 2006, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

9. Leased assets
Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options.
     An analysis of leased assets under capital leases is as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
Class of property	2005	2006	2006
Land	¥181	¥193	$2
Buildings	11,089	7,437	64
Machinery, equipment and others	33,747	28,870	247
Accumulated depreciation	(18,509)	(14,820)	(128)

	¥26,508	¥21,680	$185

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2006:

	Yen in	Dollars in
	millions	millions
Fiscal Year Ending March 31:
2007	¥18,322	$157
2008	9,650	82
2009	5,325	46
2010	3,081	26
2011	2,149	18
Later years	4,725	40

Total minimum lease payments	43,252	369
Less - Amount representing interest	4,972	42

Present value of net minimum lease payments	38,280	327
Less - Current obligations	16,966	145

Long-term capital lease obligations	¥21,314	$182

     Minimum lease payments have not been reduced by minimum sublease income of ¥10,022 million ($86 million) due in the future under noncancelable subleases.
     Minimum rental expenses under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥92,649 million, ¥81,391 million and ¥80,014 million ($684 million), respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥2,923 million, ¥1,933 million and ¥1,350 million ($12 million), respectively. The total minimum rentals to be received in the future under noncancelable subleases as of March 31, 2006 were ¥21,843 million ($187 million). The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 are as follows:

	Yen in	Dollars in
	millions	millions
Fiscal Year Ending March 31:
2007	¥47,500	$406
2008	34,715	297
2009	26,529	227
2010	16,320	139
2011	11,541	98
Later years	58,932	504

Total minimum future rentals	¥195,537	$1,671

10. Goodwill and intangible assets
Intangible assets acquired during the fiscal year ended March 31, 2006 totaled ¥36,237 million ($310 million), which are subject to amortization and primarily consist of acquired patent rights of ¥9,922 million ($85 million) and software to be sold, leased or otherwise marketed of ¥17,653 million ($151 million). The weighted average amortization period for acquired patent rights and software to be sold, leased or otherwise marketed is 8 years and 3 years, respectively.
     Intangible assets subject to amortization comprise the following:

	Yen in millions				Dollars in millions
	March 31				March 31,
	2005		2006		2006
	Gross carrying	Accumulated	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization	amount	Amortization
Artist contracts	¥15,218	¥(11,094)	¥15,218	¥(12,218)	$130	$(104)
Music catalog	65,674	(19,641)	71,921	(24,012)	615	(205)
Acquired patent rights	55,173	(26,139)	67,467	(30,200)	577	(258)
Software to be sold, leased or otherwise marketed	31,907	(16,181)	40,007	(24,194)	342	(207)
Other	27,648	(11,625)	40,978	(15,133)	350	(130)

Total	¥195,620	¥(84,680)	¥235,591	¥(105,757)	$2,014	$(904)

     The aggregate amortization expenses for intangible assets for the fiscal years ended March 31, 2004, 2005 and 2006 was ¥28,866 million, ¥24,993 million and ¥28,390 million ($243 million), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

	Yen in	Dollars in
	millions	millions
Year Ending March 31,
2007	¥31,636	$270
2008	24,862	212
2009	18,857	161
2010	15,593	133
2011	9,125	78
     Total carrying amount of intangible assets having an indefinite life comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2005	2006	2006
Trademarks	¥57,195	¥58,195	$497
Distribution agreement	18,848	18,848	161

	¥76,043	¥77,043	$658

The changes in the carrying amount of goodwill by operating segment for the fiscal years ended March 31, 2005 and 2006 are as follows:

	Yen in millions
				Financial
	Electronics	Game	Pictures	Services	All Other	Total
Balance at March 31, 2004	¥52,236	¥110,362	¥70,789	—	¥44,483	¥277,870
Reallocated from Music business to Electronics segment	12,329	—	—	—	(12,329)	—
Goodwill acquired during year	5,872	4,349	5,868	¥441	2,121	18,651
Goodwill contributed to the Joint Venture with Bertelsmann AG	—	—	—	—	(15,626)	(15,626)
Other *	378	29	1,277	—	1,344	3,028

Balance at March 31, 2005	70,815	114,740	77,934	441	19,993	283,923
Goodwill acquired during year	3,337	1,317	947	536	382	6,519
Reallocated from Music business to Electronics segment	634	—	—	—	(634)	—
Impairment losses	—	—	—	—	(534)	(534)
Other *	1,577	207	7,031	—	301	9,116

Balance at March 31, 2006	¥76,363	¥116,264	¥85,912	¥977	¥19,508	¥299,024

	Dollars in millions
				Financial
	Electronics	Game	Pictures	Services	All Other	Total
Balance at March 31, 2005	$605	$981	$666	$4	$171	$2,427
Goodwill acquired during year	29	11	8	5	3	56
Reallocated from Music business to Electronics segment	5	—	—	—	(5)	—
Impairment losses	—	—	—	—	(5)	(5)
Other *	14	2	60	—	2	78

Balance at March 31, 2006	$653	$994	$734	$9	$166	$2,556

* Other consists of translation adjustments and reclassification to/from other accounts.
     As discussed in Notes 6 and 25, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music business in a joint venture. In connection with the establishment of the joint venture, assets contributed by Sony included ¥15,626 million of goodwill. In addition, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment and accordingly, Sony reallocated ¥12,329 million of goodwill relating to the non-Japan based disc manufacturing and physical distribution business from the Music segment to the Electronics segment. Effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses and accordingly, Sony reallocated ¥634 million ($5 million) of goodwill from the Music segment to the Electronics segment. Consistent with the presentation of business segment information in Note 25, the Music segment is included within All Other.
     During the year ended March 31, 2006 Sony performed the annual impairment test for goodwill and recorded an impairment loss of ¥534 million ($5 million) in a reporting unit included in All Other. This impairment charge reflected the overall decline in the fair value of a subsidiary. The fair value of the subsidiary was estimated principally using the expected present value of future cash flows.
11. Insurance-related accounts
Sony’s life and non-life insurance subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.
     Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect such items in accordance with U.S. GAAP.
     The amounts of statutory net equity of the subsidiaries as of March 31, 2005 and 2006 were ¥153,228 million and ¥229,543 million ($1,962 million), respectively.
(1) Insurance policies:
Life insurance policies that the life insurance subsidiary writes, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥437,835 million, ¥426,774 million and ¥453,496 million ($3,876 million), respectively. Property and casualty insurance policies that the non-life insurance subsidiary writes are primarily automotive insurance contracts which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥28,371 million, ¥35,454 million and ¥42,743 million ($365 million), respectively.
(2) Deferred insurance acquisition costs:
Insurance acquisition costs, including such items as commission, medical examination and inspection report fees, that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2004, 2005 and 2006 amounted to ¥50,492 million, ¥47,120 million and ¥42,933 million ($367 million), respectively.
(3) Future insurance policy benefits:
Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities are computed by the net level premium method based upon estimates as to future investment yield, mortality, morbidity and withdrawals. Future policy benefits are computed using interest rates ranging from approximately 0.90% to 5.10%. Mortality, morbidity and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. At March 31, 2005 and 2006, future insurance policy benefits amounted to ¥1,782,850 million and ¥1,901,716 million ($16,254 million), respectively.
12. Short-term borrowings and long-term debt
Short-term borrowings comprise the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2005	2006	2006
Unsecured loans, principally from banks:
with weighted-average interest rate of 2.79%	¥38,796
with weighted-average interest rate of 3.63%		¥32,066	$274
Secured call money:
with weighted-average interest rate of 0.01%	—	40,000	342
Secured bills sold:
with weighted-average interest rate of 0.00%	24,600
with weighted-average interest rate of 0.01%		70,700	604

	¥63,396	¥142,766	$1,220

     At March 31, 2006, marketable securities and securities investments with a book value of ¥119,598 million ($1,022 million) were pledged as collateral for call money and bills sold by a Japanese bank subsidiary.

     Long-term debt comprises the following:

	Yen in millions		Dollars in millions
	March 31		March 31,
	2005	2006	2006
Secured loans, representing obligations to banks:
Due 2005 to 2008 with interest of 2.20% per annum	¥1,122	—	—
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2017 with interest ranging from 0.23% to 5.89% per annum	113,436
Due 2006 to 2015 with interest ranging from 0.13% to 5.89% per annum		¥128,148	$1,095
Medium-term notes of consolidated subsidiaries:
Due 2006 with interest ranging from 2.78% to 4.95% per annum	58,755
Due 2006 with interest of 4.95% per annum		58,698	502
Unsecured zero coupon convertible bonds, due 2008, convertible currently at ¥5,605 ($48) for one common share, redeemable before due date	250,000	250,000	2,137
Unsecured 0.1% bonds, due 2005 with detachable warrants, net of unamortized discount	3,981	—	—
Unsecured 1.55% bonds, due 2006 with detachable warrants	12,000	12,000	103
Unsecured 0.9% bonds, due 2007 with detachable warrants	7,300	7,300	62
Unsecured 0.9% bonds, due 2007 with detachable warrants	150	150	1
Unsecured 1.42% bonds, due 2005, net of unamortized discount	99,998	—	—
Unsecured 0.64% bonds, due 2006, net of unamortized discount	99,996	99,999	855
Unsecured 1.01% bonds, due 2010, net of unamortized discount	—	39,996	342
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,984	49,987	427
Unsecured 0.80% bonds, due 2010, net of unamortized discount	—	49,991	427
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,997	49,997	427
Unsecured 1.16% bonds, due 2012, net of unamortized discount	—	39,981	342
Unsecured 1.52% bonds, due 2013, net of unamortized discount	—	34,997	299
Unsecured 1.57% bonds, due 2015, net of unamortized discount	—	29,980	256
Unsecured 1.75% bonds, due 2015, net of unamortized discount	—	24,993	214
Unsecured 2.0% bonds, due 2005	15,000	—	—
Unsecured 1.99% bonds, due 2007	15,000	15,000	128
Unsecured 2.35% bonds, due 2010	4,900	4,900	42
Capital lease obligations:
Due 2005 to 2019 with interest ranging from 1.55% to 30.00% per annum	40,301
Due 2006 to 2019 with interest ranging from 1.45% to 16.00% per annum		38,280	327
Guarantee deposits received	23,942	24,056	206

	845,862	958,453	8,192
Less – Portion due within one year	166,870	193,555	1,654

	¥678,992	¥764,898	$6,538

     There are no adverse debt covenants or cross-default provisions relating to Sony’s borrowings.

A summary of the exercise rights of the detachable warrants as of March 31, 2006 is as follows:

		Exercise price		Number of shares
Issued on	Exercisable during	Yen	Dollars	per warrant	Status of exercise
October 19, 2000	November 1, 2001 through October 18, 2006	12,457	106	100 shares of common stock of Sony Corporation	9,224 warrants outstanding

December 21, 2001	January 6, 2003 through December 20, 2007	6,039	52	100 shares of common stock of Sony Corporation	11,459 warrants outstanding

     Aggregate amounts of annual maturities of long-term debt during the next five years are as follows:

		Dollars in
Fiscal Year Ending March 31	Yen in millions	millions
2007	¥193,555	$1,654
2008	32,781	280
2009	285,924	2,444
2010	66,431	568
2011	110,762	947
     At March 31, 2006, Sony had unused committed lines of credit amounting to ¥676,449 million ($5,782 million) and can generally borrow up to 90 days from the banks with whom Sony has committed line contracts. Furthermore, Sony has Commercial Paper Programs, the size of which was ¥1,321,940 million ($11,299 million). There was no commercial paper outstanding at March 31, 2006. Under those programs, Sony can issue commercial paper for the period generally not in excess of 270 days up to the size of the programs. In addition, Sony has Medium Term Notes programs, the size of which was ¥587,100 million ($5,018 million). At March 31, 2006, the total outstanding balance of Medium Term Notes was ¥58,698 million ($502 million).

13. Deposits from customers in the banking business
All deposits from customers in the banking business are interest bearing deposits, and are owned by a Japanese bank subsidiary which was established as an Online Internet bank for individuals. At March 31, 2005 and 2006, the balance of time deposits issued in amounts of ¥10 million ($85 thousand) or more were ¥67,387 million and ¥75,459 million ($645 million), respectively.
     At March 31, 2006, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal Year Ending March 31	Yen in millions	Dollars in millions
2008	¥30,568	$261
2009	20,657	177
2010	200	2
2011	6,637	57
2012	38	0
14. Financial instruments
     (1) Derivative instruments and hedging activities:
Sony has certain financial instruments including financial assets and liabilities incurred in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate and currency swap agreements. Foreign exchange forward contracts and foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. Interest rate and currency swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in the fair value. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. Although Sony may be exposed to losses in the event of nonperformance by counterparties or unfavorable interest and currency rate movements, it does not anticipate significant losses due to the nature of Sony’s counterparties or the hedging arrangements. These derivatives generally mature or expire within 6 months after the balance sheet date. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives utilized for portfolio investments such as interest rate swap agreements and bond future contracts in the Financial Services segment. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.
     Derivative financial instruments held by Sony are classified and accounted for as described below pursuant to FAS No. 133.

Fair value hedges
The derivatives designated as fair value hedges include interest rate and currency swap agreements.
     Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.
     For the fiscal years ended March 31, 2004 and 2005, the amount of ineffectiveness of these fair value hedges, that was reflected in earnings, was not material. For the fiscal year ended March 31, 2006, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.
Cash flow hedges
The derivatives designated as cash flow hedges include foreign exchange forward contracts, foreign currency option contracts and interest rate and currency swap agreements.
     Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2004 and 2006, these cash flow hedges were fully effective. For the fiscal year ended March 31, 2005, the amount of ineffectiveness of these cash flow hedges that was reflected in earnings was not material. In addition, there were no amounts excluded from the assessment of hedge effectiveness of cash flow hedges. At March 31, 2006, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of ¥2,049 million ($18 million). Within the next twelve months, ¥1,453 million ($12 million) is expected to be reclassified from equity into earnings as loss. For the fiscal year ended March 31, 2006, there were no forecasted transactions that failed to occur which resulted in the discontinuance of cash flow hedges.
Derivatives not designated as hedges
The derivatives not designated as hedges under FAS No. 133 include foreign exchange forward contracts, foreign currency option contracts, interest rate and currency swap agreements, interest rate and bond future contracts, stock price index option contracts, convertible rights included in convertible bonds and other derivatives. Changes in the fair value of derivatives not designated as hedges are recognized in income.
A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:
Foreign exchange forward contracts and foreign currency option contracts
Sony enters into foreign exchange forward contracts and purchased and written foreign currency option contracts primarily to fix the cash flows from intercompany accounts receivable and payable and forecasted transactions denominated in functional currencies (Japanese yen, U.S. dollars and euros) of Sony’s major operating units. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.
     Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.
     Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.
     Foreign exchange forward contracts and foreign currency option contracts held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.
Interest rate and currency swap agreements
Sony enters into interest rate and currency swap agreements, which are used for reducing the risk arising from the changes in the fair value of fixed rate debt and available-for-sale debt securities. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated fixed rate debt for functional currency denominated variable rate debt. These derivatives are considered to be a hedge against changes in the fair value of Sony’s foreign denominated fixed-rate obligations. Accordingly, these derivatives have been designated as fair value hedges in accordance with FAS No. 133.
     Sony also enters into interest rate and currency swap agreements that are used for reducing the risk arising from the changes in anticipated cash flow of variable rate debt and foreign currency denominated debt. For example, Sony enters into interest rate and currency swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt. These derivatives are considered to be a hedge against changes in the anticipated cash flow of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges in accordance with FAS No. 133.
     Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue. Interest rate and currency swap agreements held by certain subsidiaries in the Financial Services segment are also marked-to-market with changes in value recognized in financial service revenue.
     Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.
Interest rate and bond future contracts
Certain subsidiaries in the Financial Services segment have interest rate and bond future contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
Stock price index option contracts
Certain subsidiaries in the Financial Services segment have stock price index option contracts as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.
Embedded derivatives
Changes in the fair value of embedded derivatives that must be separated from the host contracts and accounted for as derivative instruments under FAS No. 133 are recognized in income. For example, the convertible rights included in convertible bonds held by Sony’s life insurance subsidiary, which are classified as available-for-sale debt securities, are considered embedded derivatives and are marked-to-market with changes in value recognized in financial service revenue.
(2) Fair value of financial instruments:
The estimated fair values of Sony’s financial instruments are summarized as follows. The following summary excludes cash and cash equivalents, time deposits, notes and accounts receivable, trade, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business that are carried at amounts which approximate fair value. The summary also excludes debt and equity securities which are disclosed in Note 8.

	Yen in millions
	March 31
	2005			2006
			Estimated			Estimated
	Notional amount	Carrying amount	fair value	Notional amount	Carrying amount	fair value
Long-term debt including the current portion	—	¥(845,862)	¥(856,321)	—	¥(958,453)	¥(981,006)
Foreign exchange forward contracts	¥1,545,814	(55)	(55)	¥1,489,213	1,184	1,184
Currency option contracts purchased	428,261	1,646	1,646	457,380	2,540	2,540
Currency option contracts written	146,506	(3,390)	(3,390)	163,746	(2,576)	(2,576)
Interest rate swap agreements	147,024	(2,968)	(2,968)	172,430	(165)	(165)
Interest rate and currency swap agreements	29,843	(1,318)	(1,318)	14,518	(488)	(488)
Interest rate future contracts	136,470	(92)	(92)	—	—	—
Bond future contracts	7,225	45	45	13,934	111	111
Stock price index option purchased	—	—	—	26,650	40	40
Embedded derivatives	405,756	11,894	11,894	411,252	70,712	70,712

	Dollars in millions
	March 31, 2006
	Notional amount	Carrying amount	Estimated Fair value
Long-term debt including the current portion	—	$(8,192)	$(8,385)
Foreign exchange forward contracts	$12,728	10	10
Currency option contracts purchased	3,909	22	22
Currency option contracts written	1,400	(22)	(22)
Interest rate swap agreements	1,473	(1)	(1)
Interest rate and currency swap agreements	124	(4)	(4)
Interest rate future contracts	—	—	—
Bond future contracts	119	1	1
Stock price index option purchased	228	0	0
Embedded derivatives	3,515	604	604
     The following are explanatory notes regarding the estimation method of fair values in the above table.
Long-term debt including the current portion
The fair values of long-term debt, including the current portion, were estimated based on either the market value or the discounted amounts of future cash flows using Sony’s current incremental debt rates for similar liabilities.
Derivative financial instruments

The fair values of foreign exchange forward contracts and foreign currency option contracts were estimated based on market quotations. The fair values of interest rate and currency swap agreements were estimated based on the discounted amounts of future net cash flows. The fair values of convertible rights, which were a majority of embedded derivatives, were estimated based on the market price of stock which will be acquired by the exercise of these rights.
15. Pension and severance plans
Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. For employees voluntarily retiring, payments are determined based on current rates of pay and lengths of service. In calculating the payments for employees involuntarily retiring, including employees retiring due to meeting mandatory retirement age requirements, Sony may grant additional benefits.
     In July, 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. As a result of the plan amendment, the projected benefit obligation was decreased by ¥120,873 million.
     Sony Corporation and most of its subsidiaries in Japan had contributory funded defined benefit pension plans pursuant to the Japanese Welfare Pension Insurance Law, which consisted of a substitutional portion of the governmental welfare pension program and an additional portion which was established at the discretion of each employer. In June, 2001, the Japanese Government issued the Defined Benefit Corporate Pension Plan Act, which permits each employer and employees’ pension fund plan to separate the substitutional portion from its employees’ pension fund and transfer the obligation and related assets to the government. In July, 2004, in accordance with the law, the Japanese Government approved applications submitted by Sony Corporation and most of its subsidiaries in Japan for an exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the governmental welfare pension program. In January 2005, the government also approved applications for an exemption from the obligation to pay benefits for past employee services related to the substitutional portion. On September 20, 2005, the benefit obligation for past employee services related to the substitutional portion and the related government-specified portion of the plan assets were transferred to the government. As a result of the transfer to the government of the substitutional portion, as of March 31, 2006, Sony Corporation and most of its subsidiaries in Japan maintain contributory funded defined benefit plans, which were established by succeeding the additional portion established at the discretion of each employer, pursuant to the Corporate Defined Benefit Pension Plan Law.
     Under the contributory pension plans, the defined benefits representing the noncontributory portion of the plans, in general, cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.
     EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, requires employers to account for the entire separation process of a substitutional portion from an entire plan upon completion of the transfer of the substitutional portion of the benefit obligation and related plan assets to the government as the culmination of a series of steps in a single settlement transaction. In accordance with EITF Issue No. 03-2, Sony recognized a government subsidy of ¥133,322 million ($1,140 million), a derecognition of previously accrued salary progression of ¥40,403 million ($345 million) and a settlement loss of ¥100,253 million ($857 million). The net gain of ¥73,472 million ($628 million) is included in selling, general and administrative expenses for the fiscal year ended March 31, 2006.
     Many foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.
     Sony uses a measurement date of March 31 for substantially all of its pension and severance plans.
     The components of net pension and severance costs, which exclude employee termination benefits paid in restructuring activities, for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Service cost	¥54,501	¥31,971	¥26,561	$227
Interest cost	19,489	21,364	16,504	141
Expected return on plan assets	(22,812)	(16,120)	(17,290)	(148)
Amortization of net transition asset	(375)	(375)	(104)	(1)
Recognized actuarial loss	31,019	20,236	14,393	123
Amortization of prior service cost	(939)	(7,216)	(10,229)	(87)
Gains on curtailments and settlements	—	(876)	—	—
Settlement loss resulting from the transfer of the substitutional portion	—	—	59,850	512

Net periodic benefit cost	¥80,883	¥48,984	¥89,685	$767

Foreign plans:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Service cost	¥11,252	¥6,419	¥6,852	$59
Interest cost	8,566	8,091	8,318	71
Expected return on plan assets	(6,812)	(6,712)	(7,112)	(61)
Amortization of net transition asset	(27)	(18)	21	0
Recognized actuarial loss	1,569	1,637	1,674	14
Amortization of prior service cost	(117)	(114)	(240)	(2)
Losses on curtailments and settlements	5,574	1,713	915	8

Net periodic benefit cost	¥20,005	¥11,016	¥10,428	$89

     The changes in benefit obligation and plan assets, funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2005	2006	2006	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	¥993,542	¥901,726	$7,707	¥155,838	¥153,598	$1,313
Service cost	31,971	26,561	227	6,419	6,852	59
Interest cost	21,364	16,504	141	8,091	8,318	71
Plan participants’ contributions	2,111	—	—	873	609	5
Amendments	(120,873)	(11,522)	(98)	286	238	2
Actuarial (gain) loss	1,641	(3,200)	(27)	12,210	20,183	173
Foreign currency exchange rate changes	—	—	—	14,288	17,506	149
Curtailments and settlements	(2,988)	—	—	(628)	(4,465)	(38)
Benefits paid	(25,042)	(18,630)	(160)	(11,639)	(8,670)	(74)
Divestiture	—	—	—	(32,140)	—	—
Transfer of the substitutional portion to the government	—	(291,570)	(2,492)	—	—	—

Benefit obligation at end of the fiscal year	¥901,726	¥619,869	$5,298	¥153,598	¥194,169	$1,660

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	¥513,095	¥534,451	$4,568	¥85,662	¥92,025	$786
Actual return (loss) on plan assets	(354)	51,766	442	7,513	11,209	96
Foreign currency exchange rate changes	—	—	—	3,517	5,059	43
Employer contribution	34,581	32,867	281	18,406	5,493	47
Plan participants’ contributions	2,111	—	—	873	609	5
Curtailments and settlements	—	—	—	(112)	(4,006)	(34)
Benefits paid	(14,982)	(11,911)	(102)	(11,168)	(5,995)	(51)
Divestiture	—	—	—	(12,666)	—	—
Transfer of the substitutional portion to the government	—	(117,845)	(1,007)	—	—	—

Fair value of plan assets at end of the fiscal year	¥534,451	¥489,328	$4,182	¥92,025	¥104,394	$892

     In connection with the establishment of the SONY BMG joint venture with Bertelsmann AG as discussed in Note 6, Sony transferred ¥32,140 million of its benefit obligation and ¥12,666 million of its plan assets which were included in Sony’s foreign plans to the joint venture as of August 1, 2004.

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2005	2006	2006	2005	2006	2006
Funded status	¥(367,275)	¥(130,541)	$(1,116)	¥(61,573)	¥(89,775)	$(768)
Unrecognized actuarial loss	322,237	169,915	1,452	37,383	41,587	355
Unrecognized net transition asset	(104)	—	—	7	153	1
Unrecognized prior service cost	(134,440)	(135,733)	(1,160)	(501)	(911)	(7)

Net amount recognized	¥(179,582)	¥(96,359)	$(824)	¥(24,684)	¥(48,946)	$(419)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	¥1,795	¥2,650	$23	¥1,351	¥1,226	$10
Accrued pension and severance costs, including current portion	(309,957)	(134,849)	(1,153)	(42,934)	(70,986)	(607)
Intangibles	—	—	—	41	157	1
Accumulated other comprehensive income	128,580	35,840	306	16,858	20,657	177

Net amount recognized	¥(179,582)	¥(96,359)	$(824)	¥(24,684)	¥(48,946)	$(419)

     The accumulated benefit obligation for all defined benefit pension plan as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2005	2006	2006	2005	2006	2006
Accumulated benefit obligation	¥835,420	¥613,055	$5,240	¥121,176	¥143,031	$1,222
     The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans			Foreign plans
			Dollars in			Dollars in
	Yen in millions		millions	Yen in millions		millions
	March 31		March 31,	March 31		March 31,
	2005	2006	2006	2005	2006	2006
Projected benefit obligations	¥898,985	¥617,883	$5,281	¥132,556	¥158,353	$1,353
Accumulated benefit obligations	835,420	612,410	5,234	115,147	139,431	1,192
Fair value of plan assets	533,926	488,588	4,176	86,070	99,798	853
     Weighted-average assumptions used to determine benefit obligations as of March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	March 31
	2004	2005	2006
Discount rate	2.4%	2.3%	2.2%
Rate of compensation increase	3.0	3.3	3.4
Foreign plans:

	March 31
	2004	2005	2006
Discount rate	5.8%	5.5%	5.1%
Rate of compensation increase	4.0	3.3	3.7
     Weighted-average assumptions used to determine net pension and severance costs for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:
Japanese plans:

	Fiscal Year Ended March 31
	2004	2005	2006
Discount rate	1.9%	2.4%	2.3%
Expected return on plan assets	4.0	3.2	3.5
Rate of compensation increase	3.0	3.3	3.4
Foreign plans:

	Fiscal Year Ended March 31
	2004	2005	2006
Discount rate	6.3%	5.8%	5.4%
Expected return on plan assets	8.3	7.8	7.8
Rate of compensation increase	4.1	4.0	3.7
     As required under FAS No. 87, “Employers’ Accounting for Pensions”, the assumptions are reviewed in accordance with changes in circumstances.
     To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rate of returns on various categories of plan assets.
     Following FAS No.132(R), “Employers’ Disclosure about Pensions and Other Postretirement Benefits”, the weighted-average rate of compensation increase is calculated based on the pay-related plans only. The point-based plan discussed above is excluded from the calculation because payments made under the plan are not based on employee compensation.

     Weighted-average pension plan asset allocations based on the fair value of such assets as of March 31, 2005 and 2006 were as follows:
Japanese plans:

	March 31,
	2005	2006
Equity securities	28.0%	38.1%
Debt securities	34.7	47.7
Cash	33.7	6.0
Other	3.6	8.2

Total	100%	100%

Foreign plans:

	March 31,
	2005	2006
Equity securities	68.3%	69.1%
Debt securities	23.4	20.8
Real estate	4.0	6.8
Other	4.3	3.3

Total	100%	100%

     For the pension plans of Sony Corporation and most of its subsidiaries in Japan, the target allocation as of March 31, 2006, is, as a result of our Asset Liability management, 34% of public equity, 56% of fixed income securities and 10% of other. When determining an appropriate asset allocation, diversification among assets is duly considered.
     The actual asset allocation as of March 31, 2005 for Sony’s principal pension plans did not meet the aforementioned target allocation as the Sony Employees’ Pension Fund tentatively held cash to be paid to the Japanese government in relation to the transfer of the substitutional portion of the benefit obligation.
     As a result from the transfer of the Japanese Government of the substitution portion of Sony’s Employee Pension Fund in September 2005, pension plan assets of the Japanese plans as of March 31, 2006 decreased as compared to March 31, 2005.
     Sony makes contributions to its contributory funded defined benefit pension plans as required by government regulation or as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately ¥33,460 million ($286 million) to the Japanese plans and approximately ¥6,058 million ($52 million) to the foreign plans during the fiscal year ending March 31, 2007.

     The future benefit payments are expected as follows:

	Japanese plans		Foreign plans
	Yen in	Dollars in	Yen in	Dollars in
	millions	millions	millions	millions
Fiscal Year Ending March 31,
2007	¥17,336	$148	¥7,262	$62
2008	19,081	163	6,764	58
2009	21,002	180	7,532	64
2010	25,400	217	8,326	71
2011	29,102	249	8,994	77
2012 – 2016	162,183	1,386	56,418	482
16. Stockholders’ equity
(1) Subsidiary tracking stock:
On June 20, 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which is intended to be linked to the economic value of Sony Communication Network Corporation (“SCN”), a directly and indirectly wholly owned subsidiary of Sony Corporation which is engaged in Internet-related services. The subsidiary tracking stock holders had no direct rights in the equity or assets of SCN or the assets of Sony Corporation.
     On October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the number of shares of Sony common stock to be issued upon conversion was calculated by multiplying the number of shares of subsidiary tracking stock as of November 30, 2005, by 1.114, and the number of shares of Sony common stock to be issued upon conversion was 3,452,808.

(2) Common stock:
Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2004, 2005 and 2006 have resulted from the following:

Number of
shares
Balance at March 31, 2003	922,385,176
Conversion of convertible bonds	2,944,800
Stock issued under exchange offering	1,088,304

Balance at March 31, 2004	926,418,280
Conversion of convertible bonds	70,765,533
Exercise of stock acquisition rights	27,400

Balance at March 31, 2005	997,211,213
Conversion of convertible bonds	484,200
Conversion of subsidiary tracking stock	3,452,808
Exercise of stock acquisition rights	531,443

Balance at March 31, 2006	1,001,679,664

     At March 31, 2006, 58,976,132 shares of common stock would be issued upon conversion or exercise of all convertible bonds, warrants and stock acquisition rights outstanding.
     On May 1, 2003, Sony Corporation implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony Corporation issued 1,088,304 new shares, and additional paid-in capital increased ¥5,409 million.
     On November 20, 1991, Sony Corporation made a free share distribution of 33,908,621 shares in ratios of one share for each ten shares held for which no accounting entry was required in Japan. Had the distribution been accounted for in the manner adopted by companies in the United States of America, ¥201,078 million would have been transferred from retained earnings to the appropriate capital accounts. This has been the only free distribution of common stock where no accounting entry was required in Japan.
     Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Commercial Code by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.
     The Ordinary General Meeting of Shareholders held on June 20, 2003 approved that Sony Corporation acquire up to a total not exceeding 90 million outstanding shares of its common stock at an amount in total not exceeding ¥400 billion and a total not exceeding 300 thousand outstanding shares of the subsidiary tracking stock at an amount in total not exceeding ¥1 billion. As a result, Sony Corporation had acquired 2 million outstanding shares of its common stock at an amount in ¥8,200 million.
     The Ordinary General Meeting of Shareholders held on June 22, 2004 approved to amend the articles of incorporation that Sony Corporation may purchase its own shares by a resolution of the Board of Directors, in accordance with the amendments to the Japanese Commercial Code enacted on September 25, 2003. With the amendment of the articles of incorporation, Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders. No common stock and subsidiary tracking stock had been acquired by the resolution of the Board of Directors during the fiscal year ended March 31, 2005 and 2006.
(3) Retained earnings:
The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2006 was ¥565,936 million ($4,837 million). The appropriation of retained earnings for the fiscal year ended March 31, 2006 including cash dividends for the six-month period ended March 31, 2006 has been incorporated in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 17, 2006 and was then recorded in the statutory books of account, in accordance with the Japanese Commercial Code.
     Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥2,724 million and ¥13,557 million ($116 million) at March 31, 2005 and 2006, respectively.

(4) Other comprehensive income:
Other comprehensive income for the fiscal years ended March 31, 2004, 2005 and 2006 were as follows:

	Yen in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the fiscal year ended March 31, 2004:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥89,861	¥(31,890)	¥57,971
Less : Reclassification adjustment included in net income	(7,371)	1,692	(5,679)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	11,586	(4,049)	7,537
Less : Reclassification adjustment included in net income	(5,961)	2,617	(3,344)
Minimum pension liability adjustment	162,408	(68,993)	93,415
Foreign currency translation adjustments -
Translation adjustments arising during the period	(134,312)	5,199	(129,113)
Less : Reclassification adjustment included in net income	1,232	—	1,232

Other comprehensive income	¥117,443	¥(95,424)	¥22,019

For the fiscal year ended March 31, 2005:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥7,184	¥(1,541)	¥5,643
Less : Reclassification adjustment included in net income	(18,140)	5,216	(12,924)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	(2,015)	1,806	(209)
Less : Reclassification adjustment included in net income	(2,848)	1,167	(1,681)
Minimum pension liability adjustment	(1,700)	931	(769)
Foreign currency translation adjustments -
Translation adjustments arising during the period	76,585	(2,361)	74,224

Other comprehensive income	¥59,066	¥5,218	¥64,284

	Yen in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the fiscal year ended March 31, 2006:
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	¥125,263	¥(45,633)	¥79,630
Less : Reclassification adjustment included in net income	(64,953)	23,458	(41,495)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	14,888	(7,023)	7,865
Less : Reclassification adjustment included in net income	(12,597)	5,173	(7,424)
Minimum pension liability adjustment	88,941	(38,735)	50,206
Foreign currency translation adjustments -
Translation adjustments arising during the period	143,888	(3,415)	140,473
Less : Reclassification adjustment included in net income	(17)	—	(17)

Other comprehensive income	¥295,413	¥(66,175)	¥229,238

	Dollars in millions
	Pre-tax	Tax	Net-of-tax
	amount	expense	amount
For the fiscal year ended March 31, 2006
Unrealized gains on securities -
Unrealized holding gains (losses) arising during the period	$1,071	$(390)	$681
Less : Reclassification adjustment included in net income	(555)	200	(355)
Unrealized losses on derivative instruments -
Unrealized holding gains (losses) arising during the period	127	(60)	67
Less : Reclassification adjustment included in net income	(107)	44	(63)
Minimum pension liability adjustment	760	(331)	429
Foreign currency translation adjustments -
Translation adjustments arising during the period	1,229	(29)	1,200
Less : Reclassification adjustment included in net income	(0)	—	(0)

Other comprehensive income	$2,525	$(566)	$1,959

     During the fiscal years ended March 31, 2004 and 2006, losses of ¥1,232 million and gains of ¥17 million ($0 million) of foreign currency translation adjustments were transferred respectively from other comprehensive income to net income as a result of the liquidation of certain foreign subsidiaries.
     As discussed in Note 6, as of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the joint venture, the minimum pension liability attributable to employees who were transferred to SONY BMG totaling ¥6,053 million was transferred from other comprehensive income to the carrying value of Sony’s investment in SONY BMG.

17. Stock-based compensation plans

Sony has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers and selected employees.

(1) Warrant plan:

Upon issuance of unsecured bonds with detachable warrants which are described in Note 12, Sony Corporation has purchased all of the detachable warrants and distributed them to selected directors, corporate executive officers and employees of Sony. By exercising a warrant, directors, corporate executive officers and employees can purchase the common stock of Sony Corporation, the number of which is designated by each plan. The warrants generally vest ratably over a period of three years, and are exercisable up to six years from the date of grant.

     Presented below is a summary of the activities regarding common stock warrants for the fiscal years shown:

	Fiscal Year Ended March 31
	2004		2005		2006
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	3,190,292	¥8,132	3,190,292	¥8,132	2,626,300	¥8,533	$72.93
Forfeited	—	—	(563,992)	6,264	(558,000)	7,167	61.26

Outstanding at end of the fiscal year	3,190,292	¥8,132	2,626,300	¥8,533	2,068,300	¥8,901	$76.08

Exercisable at end of the fiscal year	2,808,292	¥8,416	2,626,300	¥8,533	2,068,300	¥8,901	$76.08

There were no warrants granted or exercised during the fiscal years ended March 31, 2004, 2005 and 2006. At March 31, 2006, there were 1,145,900 and 922,400 shares outstanding under warrants with exercise prices of ¥6,039 and ¥12,457 and average remaining lives of 1.75 years and 0.58 years, respectively. The weighted average exercise price and remaining life of outstanding warrants was ¥8,901 and 1.23 years, respectively. All outstanding warrants were exercisable at March 31, 2006.

(2) Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s United States of America subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds which have characteristics similar to that of an option plan. Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.
     Presented below is a summary of the activities regarding convertible bond plan for the fiscal years shown:

	Fiscal Year Ended March 31
	2004		2005		2006
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	3,802,700	¥6,870	3,341,700	¥6,852	3,136,400	¥6,861	$58.64
Exercised	—	—	—	—	(484,200)	5,952	50.87
Forfeited	(461,000)	6,943	(205,300)	6,668	(158,700)	7,989	68.28

Outstanding at end of the fiscal year	3,341,700	¥6,852	3,136,400	¥6,861	2,493,500	¥8,133	$69.51

Exercisable at end of the fiscal year	2,614,700	¥7,042	2,923,300	¥6,952	2,493,500	¥8,133	$69.51

     There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2004, 2005 and 2006. All shares under the convertible bond plan were exercisable as of March 31, 2006.
     A summary of convertible bond options outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and Exercisable
		Weighted-	Weighted-	Weighted-
Exercise price	Number of	average	average	average
range	Shares	exercise price	exercise price	remaining life
Yen		Yen	Dollars	Years
¥5,952 ~ 10,000	2,117,200	¥7,229	$61.79	3.96
10,001 ~ 13,220	376,300	13,220	112.99	4.08

¥5,952 ~ 13,220	2,493,500	¥8,133	$69.51	3.98
(3) Stock Acquisition Rights:
During the fiscal year ended March 31, 2003, Sony adopted an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Commercial Code of Japan. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

     Presented below is a summary of the activities regarding stock acquisition rights plan for the fiscal years shown:

	Fiscal Year Ended March 31
	2004		2005		2006
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	Shares	price	Shares	price	Shares	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	2,647,900	¥4,845	5,173,600	¥4,424	7,350,500	¥4,288	$36.65
Granted	2,621,400	4,220	2,433,600	3,996	2,491,600	3,936	33.64
Exercised	—	—	(27,400)	3,896	(364,800)	4,216	36.06
Forfeited	(95,700)	3,896	(229,300)	4,419	(376,600)	4,441	37.96

Outstanding at end of the fiscal year	5,173,600	¥4,424	7,350,500	¥4,288	9,100,700	¥4,351	$37.19

Exercisable at end of the fiscal year	430,900	¥5,291	1,674,000	¥4,652	3,136,200	¥4,629	$39.56

     A summary of stock acquisition rights outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding				Exercisable
		Weighted-	Weighted-	Weighted-		Weighted-	Weighted-
Exercise price	Number of	average	average	average	Number of	average	average
range	Shares	exercise price	exercise price	remaining life	Shares	exercise price	exercise price
Yen		Yen	Dollars	Years		Yen	Dollars
¥3,782 ~ 5,396	9,100,700	¥4,351	$37.19	8.38	3,136,200	¥4,629	$39.56
     As the exercise prices for the warrant, convertible bond and stock acquisition rights plans were determined based on the prevailing market price shortly before the date of grant, the compensation expense for these plans was not significant for the fiscal years ended March 31, 2004, 2005 and 2006.
     As discussed in Note 2 and 16, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, all subsidiary tracking stock warrants and acquisition rights were converted to Sony common stock warrants and acquisition rights. In addition to the above tables, 166,643 shares were issued by the exercise of those warrants and acquisition rights. At March 31, 2006, there were no common stock warrants and acquisition rights outstanding which were granted by the conversion.
     As a result of the establishment of the joint venture between Sony’s recorded music business with the recorded music business of Bertelsmann AG (Note 6), employees of Sony’s recorded music business who were granted options under the convertible bond and stock acquisition rights plans prior to the establishment of the joint venture are no longer considered employees of Sony under FAS No. 123 as these individual are now employees of SONY BMG which is accounted for under the equity method. As a result, a compensation charge of ¥340 million was recorded in the fiscal year ended March 31, 2005 based on the fair value method of accounting for stock-based compensation using the Black-Scholes option-pricing model.

     The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2004, 2005 and 2006 were ¥1,413, ¥1,085 and ¥1,585 ($13.55), respectively. The fair value of common stock warrants, convertible bond options and stock acquisition rights granted on the date of grant, which is amortized to expense over the vesting period in determining the pro forma impact, is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended March 31
Weighted-average
assumptions	2004	2005	2006
Risk-free interest rate	2.18%	2.04%	2.90%
Expected lives	3.67 years	3.54 years	6.14 years
Expected volatility	42.83%	35.56%	39.50%
Expected dividend	0.57%	0.62%	0.61%
(4) SAR plan:
Sony granted stock appreciation rights (“SARs”) in Japan, Europe and the United States of America for selected employees. Under the terms of these plans, employees on exercise receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to six to ten years from the date of grant. Sony uses various strategies to minimize the compensation expense associated with the SAR plans in the United States of America and Europe.

     The status of the SAR plans is summarized as follows:

	Fiscal Year Ended March 31
	2004		2005		2006
		Weighted-		Weighted-		Weighted-	Weighted-
		average		average		average	average
	Number of	exercise	Number of	exercise	Number of	exercise	exercise
	SARs	price	SARs	price	SARs	price	price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of the fiscal year	2,343,028	¥6,341	1,526,568	¥6,424	865,084	¥7,436	$63.56
Exercised	—	—	(241,134)	3,955	(50,000)	5,020	42.91
Expired or forfeited	(816,460)	5,494	(420,350)	5,855	(628,584)	7,338	62.72

Outstanding at end of the fiscal year	1,526,568	¥6,424	865,084	¥7,436	186,500	¥9,211	$78.73

Exercisable at end of the fiscal year	1,462,391	¥6,421	856,156	¥7,455	186,500	¥9,211	$78.73

     There were no SARs granted during the fiscal years ended March 31, 2004, 2005 and 2006. All SARs were exercisable as of March 31, 2006.
     A summary of SARs outstanding and exercisable at March 31, 2006 is as follows:

	Outstanding and Exercisable
		Weighted-	Weighted-	Weighted-
	Number of	average	average	average
Exercise price range	SARs	exercise price	exercise price	remaining life
Yen		Yen	Dollars	Years
¥4,345 ~ 7,000	39,650	¥5,819	$49.74	5.91
7,001 ~ 10,000	100,525	9,143	78.15	1.73
10,001 ~ 14,440	46,325	12,260	104.79	4.19

¥4,345 ~ 14,440	186,500	¥9,211	$78.73	3.23

     In accordance with APB No. 25 and its related interpretations, the SARs compensation expense is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS No. 123. For the fiscal year ended March 31, 2004, Sony recognized ¥105 million of SARs compensation expense. For the fiscal year ended March 31, 2005, Sony recognized a reduction in SARs compensation expense of ¥74 million. For the fiscal year ended March 31, 2006, Sony recognized ¥70 million ($1 million) of SARs compensation expense.
18. Restructuring charges and asset impairments
As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives within its Electronics segment, Pictures segment and All Other. For the fiscal years ended

March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥168,091 million, ¥89,963 million and ¥138,692 million ($1,185 million), respectively. Significant restructuring charges and asset impairments include the following:
Electronics Segment
In an effort to improve the performance of the Electronics segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥143,589 million, ¥83,227 million and ¥125,802 million ($1,075 million), respectively, within the Electronics segment. In addition to the above charges, the Electronics segment also reflects restructuring costs of ¥2,122 million for the fiscal year ended March 31, 2004, that relate to the non-Japan based disc manufacturing and physical distribution businesses that were part of the restructuring charges of the Music business which is discussed below. These restructuring charges were formerly included within the Music business but were reclassified to the Electronics segment. See Notes 6 and 25 for more information on this reclassification. Significant restructuring activities are as follows:
Downsizing of CRT TV display operations -
Due to the worldwide market shrinkage and demand shift from CRT displays to plasma and LCD panel displays, Sony has begun to implement a worldwide plan to rationalize production facilities of CRT TV display and has been downsizing its business over several years.
     As part of its worldwide plan, Sony made a decision in the fiscal year ended March 31, 2004 to discontinue certain CRT TV display manufacturing operations in Japan. Restructuring charges totaling ¥8,478 million consisted of personnel related costs of ¥3,139 million and non-cash equipment impairment, disposal and other costs of ¥5,339 million. Of the total restructuring charges, ¥158 million was recorded in cost of sales, ¥3,139 million was included in selling, general and administrative expenses, and ¥5,181 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2004 and no liability existed as of March 31, 2006.
     In the fiscal year ended March 31, 2005, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥7,479 million for CRT TV display manufacturing facilities located in Europe. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2005 and no liability existed as of March 31, 2006.
     In the fiscal year ended March 31, 2006, Sony made a decision to discontinue certain CRT TV display manufacturing operations in the U.S. Restructuring charges totaling ¥32,488 million ($278 million) consisted of personnel related costs of ¥1,962 million ($17 million) and non-cash equipment impairment, disposal and other costs of ¥30,526 million ($261 million). Of the total restructuring charges, ¥6,982 million ($60 million) was recorded in cost of sales, and ¥25,506 million ($218 million) was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006. The remaining liability balance as of March 31, 2006 was ¥3,852 million ($33 million) with a large portion of the liabilities to be paid during the fiscal year ending March 31, 2007.

     In the fiscal year ended March 31, 2006, as part of this restructuring program, Sony recorded a non-cash impairment charge of ¥2,856 million ($24 million) for CRT TV display manufacturing facilities located in Southeast Asia. The impairment charge was calculated as the difference between the carrying value of the asset group and the present value of estimated future cash flows. The charge was recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income. This phase of the restructuring program was completed in the fiscal year ended March 31, 2006 and no liability existed as of March 31, 2006.
     The worldwide plan to rationalize production facilities of CRT TV display was substantially completed during the fiscal year ended March 31, 2006.
Closing of a semiconductor plant in the U.S. -
Due to a significant decline in the business conditions of the U.S. semiconductor industry, Sony made a decision in the fourth quarter of the fiscal year ended March 31, 2003, to close a semiconductor plant in the U.S. This restructuring activity was completed in the fiscal year ended March 31, 2005 and total restructuring charges of ¥4,936 million have been incurred through March 31, 2005. The remaining liability balance as of March 31, 2006 was ¥152 million ($1 million) and will be substantially paid through the fiscal year ending March 31, 2007.
     During the fiscal year ended March 31, 2004, Sony recorded net restructuring charges totaling ¥874 million which consisted of the accelerated depreciation and write-down of equipment of ¥1,982 million, gain on disposal of assets of ¥1,962 million, and ¥854 million of other costs including lease contract termination costs. Among these charges ¥1,760 million was recorded in cost of sales, while asset write-down and disposal costs of ¥1,076 million and the gain on asset disposals of ¥1,962 million were included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     During the fiscal year ended March 31, 2005, Sony sold the facilities and recorded a gain on disposal of ¥1,794 million. The gain was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
Retirement Programs -
In addition to the restructuring efforts disclosed above, Sony has undergone several headcount reduction programs to further reduce operating costs in its Electronics segment. As a result of these programs, Sony recorded restructuring charges totaling ¥115,149 million, ¥50,960 million and ¥45,116 million ($386 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, and these charges were included in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. The remaining liability balance as of March 31, 2006 was ¥19,424 million ($166 million) and will be paid through the fiscal year ending March 31, 2007. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, as well as headquarters and administrative functions.
Pictures Segment
In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. For the fiscal years ended March 31, 2004 and 2005, Sony recorded total restructuring charges of ¥4,611 million and ¥385 million, respectively, within the Pictures segment. There were no restructuring charges incurred for the fiscal year ended March 31, 2006. Significant restructuring activities are the following:
Consolidation of Television Operations -
Due to changes within the television production and distribution business, the competition between network owned production companies and other production and distribution companies to license product to the major televisions networks has become more intense. This competitive environment has resulted in fewer opportunities to produce shows for the networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. This trend has resulted in an increase in the number of new programs being distributed yet canceled in their first or second season, which are generally less profitable, and a decrease in the number of network programs that are able to achieve syndication, which are generally more profitable. As a result, in the fiscal year ended March 31, 2002, Sony decided to consolidate its television operations and downsize the network television production business in the Pictures segment. The costs incurred for this program were included in cost of sales in the consolidated statements of income. This restructuring program was completed in the fiscal year ending March 31, 2005, and the total cost of the program from the inception was ¥8,932 million. No liability existed as of March 31, 2006.
Fixed Cost Reduction Program -
During the fiscal year ended March 31, 2004, the Pictures segment implemented a fixed cost reduction program to further reduce its operating costs. This restructuring program primarily related to the reduction of staffing levels and the disposal of certain long-lived assets. This restructuring program was completed during the fiscal year ended March 31, 2005 and the total cost of this restructuring program was ¥4,996 million.
     The Pictures segment recorded ¥4,611 million of these costs during the fiscal year ended March 31, 2004. These restructuring charges consisted of personnel related costs of ¥993 million, non-cash asset impairment and disposal costs of ¥1,746 million, and other costs of ¥1,872 million including those relating to the buy-out of term deal commitments. Of the restructuring costs incurred, ¥1,525 million was included in cost of sales, ¥1,340 million was included in selling, general and administrative expenses, and ¥1,746 million was included in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     During the fiscal year ended March 31, 2005, the Pictures segment completed the fixed cost reduction program and recorded ¥385 million of additional restructuring costs. These restructuring charges consisted primarily of personnel related costs of ¥292 million which were included in selling, general and administrative expenses in the consolidated statements of income. No liability existed as of March 31, 2006.
All Other (Music Business)
Due to the continued contraction of the worldwide music market due to slow worldwide economic growth, the saturation of the CD market, the effects of piracy and other illegal duplication, parallel imports, pricing pressures and the diversification of customer preferences, Sony has been actively repositioning the Music business for the future by looking to create a more effective and profitable business model. As a result, the Music business has undergone a worldwide restructuring program since the fiscal year ended March 31, 2001 to reduce staffing and other costs through the consolidation and rationalization of facilities worldwide excluding Japan. As part of this restructuring program, Sony combined its recorded music business with the recorded music business of Bertelsmann AG to form SONY BMG, a joint venture that is accounted for under the equity method. See Note 6 for more information on this transaction. For the fiscal years ended March 31, 2004, 2005 and 2006, Sony recorded total restructuring charges of ¥10,691 million, ¥3,025 million and ¥129 million ($1 million), respectively, related to the restructuring of the Music business excluding Japan. Of these restructuring charges, ¥2,122 million for the fiscal year ended March 31, 2004, was recorded in the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music business but reclassified to the Electronics segment. See Notes 6 and 25 for more information on this reclassification. This worldwide restructuring of the Music business was completed during the fiscal year ended March 31, 2006, and the total cost of the program was ¥52,702 million , which was incurred from the inception of the program through the fiscal year ended March 31, 2006. The restructuring costs within the Music business do not include the restructuring costs of SONY BMG since the establishment of the joint venture. At March 31, 2006, the liability balance was ¥1,193 million ($10 million) which is expected to be settled during the fiscal year ending March 31, 2007.
     In addition to the above, Sony also recorded restructuring charges of ¥1,291 million, ¥803 million and ¥346 million ($3 million) for the fiscal years ended March 31, 2004, 2005 and 2006, respectively, in Japan, which were primarily personnel related costs included in selling, general and administrative expenses and loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     Significant restructuring activities included the following:
     During the fiscal year ended March 31, 2004, Sony broadened the scope of its worldwide restructuring of the Music business, which resulted in restructuring charges totaling ¥10,691 million. Restructuring activities included the continuation of the shutdown of the CD manufacturing facility in the U.S. as well as the restructuring of music label operations and the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥5,137 million, lease abandonment costs of ¥1,323 million and other related costs of ¥4,231 million including non-cash asset impairment and disposal costs. Most of these charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
     During the fiscal year ended March 31, 2005, in continuation of the worldwide restructuring program and in connection with the establishment of the joint venture with Bertelsmann AG (Note 6), Sony recorded restructuring charges totaling ¥3,025 million within the Music business. Restructuring activities included the shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG as well as the further rationalization of overhead functions through staff reductions. The restructuring charges consisted of personnel related costs of ¥883 million and other related costs of ¥2,142 million. These charges are included in selling, general and administrative expenses in the consolidated statements of income. Employees were eliminated across various employee levels, business functions, operating units, and geographic regions during this phase of the worldwide restructuring program.
     During the fiscal year ended March 31, 2006, the worldwide restructuring program was completed and Sony recorded additional restructuring charges totaling ¥129 million ($1 million), primarily consisting of other associated restructuring costs. Restructuring activities included the further shutdown of certain distribution operations that were no longer required as a result of the recorded music joint venture with Bertelsmann AG. These charges are included in selling, general and administrative expenses in the consolidated statements of income.
All Other (U.S. Entertainment Complex)
As part of its efforts to restructure and eliminate certain non-core businesses, Sony reached an agreement to sell a U.S.

entertainment complex in March 2006. As a result, Sony recorded an impairment charge of ¥8,522 million ($73 million). The impairment charge was based on the negotiated sales price of the complex, and is recorded in loss on sale, disposal or impairment of assets, net in the consolidated statements of income.
     The changes in the accrued restructuring charges for the fiscal years ended March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions
	Employee	Non-cash	Other
	termination	write-downs	associated
	benefits	and disposals	costs	Total
Balance at March 31, 2003	¥14,784	—	¥5,787	¥20,571

Restructuring costs	133,367	¥19,170	15,554	168,091
Non-cash charges	—	(19,170)	—	(19,170)
Cash payments	(124,674)	—	(13,686)	(138,360)
Adjustments	1,173	—	333	1,506

Balance at March 31, 2004	24,650	—	7,988	32,638

Restructuring costs	53,563	25,564	10,836	89,963
Non-cash charges	—	(25,564)	—	(25,564)
Cash payments	(61,523)	—	(10,427)	(71,950)
Adjustments *	(1,705)	—	(3,096)	(4,801)

Balance at March 31, 2005	14,985	—	5,301	20,286

Restructuring costs	48,255	76,999	13,438	138,692
Non-cash charges	—	(76,999)	—	(76,999)
Cash payments	(42,152)	—	(7,929)	(50,081)
Adjustments	(1,227)	—	3	(1,224)

Balance at March 31, 2006	¥19,861	—	¥10,813	¥30,674

	Dollars in millions
	Employee	Non-cash	Other
	termination	write-downs	associated
	benefits	and disposal	costs	Total
Balance at March 31, 2005	$128	—	$45	$173

Restructuring costs	412	$658	115	1,185
Non-cash charges	—	(658)	—	(658)
Cash payments	(360)	—	(68)	(428)
Adjustments	(10)	—	0	(10)

Balance at March 31, 2006	$170	—	$92	$262

*	Adjustments primarily consist of the transfer of the accrued restructuring charges to SONY BMG, a joint venture with Bertelsmann AG (Note 6).

19. Research and development costs, advertising costs and shipping and handling costs
(1) Research and development costs:
Research and development costs charged to cost of sales for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥514,483 million, ¥502,008 million and ¥531,795 million ($4,545 million), respectively.
(2) Advertising costs:
Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥421,433 million, ¥359,661 million and ¥419,508 million ($3,586 million), respectively.
(3) Shipping and handling costs:
Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2004, 2005 and 2006 were ¥106,590 million, ¥107,983 million and ¥114,500 million ($979 million), respectively, which included the internal transportation costs of finished goods.
20. Gain on change in interest in subsidiaries and equity investees
In January 2004, FeliCa Networks, Inc., whose field of business is Mobile FeliCa IC chip development and production/sales licensing and operation of the Mobile FeliCa service platform, issued 115,000 shares at ¥100,000 per share with a total value of ¥11,500 million in connection with its private offering. As a result of this issuance, Sony recorded a gain of ¥3,364 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 100% to 60%.
     In addition to the above transaction, for the fiscal year ended March 31, 2004, Sony recognized ¥1,506 million of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥4,870 million.
     In August 2, 2004, Monex Inc., which provided on-line security trading services in Japan, and Nikko Beans, Inc. established Monex Beans Holdings, Inc. by way of share transfer of the then existing shares of Monex Inc. and Nikko Beans, Inc.. At this establishment, 1 share of Monex Beans Holdings, Inc. was allotted to each share of Monex Inc. and 3.4 shares of Monex Beans Holdings, Inc. were allotted to each share of Nikko Beans, Inc.. As a result of this share transfer, Monex Beans Holdings, Inc. issued 2,344,687 shares and Sony recorded a gain of ¥8,951 million and provided deferred taxes on this gain. This issuance reduced Sony’s ownership interest from 29.9% to 20.1%.
     In September 2004, So-net M3 Inc., which provides medical services via the Internet in Japan, issued 2,800 shares at ¥850,000 per share with a total value of ¥2,380 million in connection with its initial public offering. SCN, a parent company of So-net M3 Inc., sold 3,260 shares of So-net M3 Inc., at ¥790,500 per share with a total value of ¥2,577 million. In October 2004, SCN sold 740 shares of So-net M3 Inc., at ¥790,500 per share with a total value of ¥585 million. As a result of these transactions, Sony recorded a ¥1,823 million gain on issuance of stock by So-net M3 Inc. and provided deferred taxes on this gain. In addition, Sony recorded a ¥2,876 million gain on the sale of its shares of So-net M3 Inc. These transactions reduced Sony’s ownership interest from 90.0% to 74.8%.
     In January 2005, DeNA Co., Ltd., whose field of business is the operation of on-line auction websites in Japan, issued 14,000 shares at ¥204,600 per share with a total value of ¥2,864 million in connection with its initial public offering. In March 2005, SCN, which had owned a 27.7% interest in DeNA Co., Ltd., sold 2,000 shares of DeNA Co., Ltd. at ¥204,600 per share with a total value of ¥409 million. As a result of these transactions, Sony recorded a ¥686 million gain on issuance of stock by DeNA Co., Ltd. and provided deferred taxes on this gain. In addition, Sony recorded a ¥76 million gain on the sale of its shares of DeNA Co., Ltd.. These transactions reduced Sony’s ownership interest from 27.7% to 24.8%.
     In addition to the above transactions, for the fiscal year ended March 31, 2005, Sony recognized ¥1,911 million of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥16,322 million.
     In June 2005, SCN sold 17,935 shares of So-net M3 Inc., at ¥694,600 ($5,937) per share with a total value of ¥12,458 million ($106 million). As a result of this sale, Sony recorded a ¥11,979 million ($102 million) gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 74.8% to 60.8%.
     In June 2005, SCN sold 7,000 shares of DeNA Co., Ltd. at ¥863,040 ($7,376) per share with a total value of ¥6,041 million ($52 million). In March 2006, DeNA Co., Ltd. issued 14,300 shares at ¥314,138 ($2,685) per share with a total value of ¥4,492 million ($38 million) in connection with its private offering. As a result of these transactions, Sony recorded a ¥6,638 million ($57 million) gain and provided deferred taxes on this gain. These transactions reduced Sony’s ownership interest from 24.8% to 19.1%.
     In September 2005, Sony Corporation sold 230,000 shares of Monex Beans Holdings, Inc. at ¥119,040 ($1,017) per share with a total value of ¥27,379 million ($234 million). As a result of this sale, Sony recorded a ¥20,590 million ($176 million) gain and provided deferred taxes on this gain. This sale reduced Sony’s ownership interest from 20.1% to 10.3%. See Note 6 for more information on this transaction.
     In December 2005, SCN issued 20,000 shares at ¥320,960 ($2,743) per share with a total value of ¥6,419 million ($55 million) in connection with its initial public offering. Sony Corporation and Sony Finance International Inc., which had owned 82.6% and 17.4% interests in SCN, respectively, sold 66,000 shares and 4,000 shares of SCN, respectively, at ¥320,960 ($2,743) per share with a total value of ¥22,467 million ($192 million). In January 2006, Sony Corporation sold 12,000 shares of SCN at ¥320,960 ($2,743) per share with a total value of ¥3,852 million ($33 million). As a result of these transactions, Sony recorded a ¥21,547 million ($184 million) gain on issuance of stock by SCN and the sale of shares of SCN and provided deferred taxes on this gain. These transactions reduced Sony’s ownership interest from 100% to 60.1%.
     In addition to the above transactions, for the fiscal year ended March 31, 2006, Sony recognized ¥80 million ($1 million) of other gains on change in interest in subsidiaries and equity investees resulting in total gains of ¥60,834 million ($520 million).
     These transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

21. Income taxes
     Income before income taxes and income tax expense comprise the following:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	¥(84,571)	¥5,005	¥243,927	$2,085
Foreign subsidiaries	228,638	152,202	42,402	362

	¥144,067	¥157,207	¥286,329	$2,447

Income taxes – Current:
Sony Corporation and subsidiaries in Japan	¥22,286	¥23,497	¥55,154	$471
Foreign subsidiaries	64,933	62,013	41,246	353

	¥87,219	¥85,510	¥96,400	$824

Income taxes – Deferred:
Sony Corporation and subsidiaries in Japan	¥(32,845)	¥4,976	¥105,938	$905
Foreign subsidiaries	(1,600)	(74,442)	(25,823)	(221)

	¥(34,445)	¥(69,466)	¥80,115	$684

     Sony is subjected to a number of different income taxes. Due to changes in Japanese income tax regulations, a consolidated tax filing system was introduced on April 1, 2002. Sony applied to file its return under the consolidated tax filing system beginning with the fiscal year ended March 31, 2004. Under the Japanese consolidated tax filing system, a 2% surtax was imposed only for the fiscal year ended March 31, 2004. As a result, the statutory tax rate was 43.9% for the fiscal year ended March 31, 2004.
     During the fiscal year ended March 31, 2005, a corporation size-based enterprise tax was introduced in Japan and the portion of enterprise tax subject to income was reduced. As a result, the statutory tax rate for the fiscal year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the change in the tax rate on the balance of deferred tax assets and liabilities was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	Fiscal Year Ended March 31
	2004	2005	2006
Statutory tax rate	43.9%	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Income tax credits	(2.4)	(0.1)	(1.3)
Change in valuation allowances	6.5	(22.7)	21.6
Increase (decrease) in deferred tax liabilities on undistributed earnings of foreign subsidiaries	(9.2)	(4.0)	4.5
Lower tax rate applied to life and non-life insurance business in Japan	(2.6)	(1.9)	(3.2)
Other	0.4	(2.1)	(1.0)

Effective income tax rate	36.6%	10.2%	61.6%

The significant components of deferred tax assets and liabilities are as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Deferred tax assets:
Operating loss carryforwards for tax purposes	¥193,212	¥146,206	$1,250
Accrued pension and severance costs	159,610	95,226	814
Film costs	56,746	51,937	444
Warranty reserve and accrued expenses	56,551	52,008	445
Future insurance policy benefits	36,654	24,785	212
Accrued bonus	34,536	27,353	234
Inventory – intercompany profits and write-down	30,270	47,578	407
Depreciation	15,320	34,052	291
Tax credit carryforwards	8,552	39,443	337
Reserve for doubtful accounts	6,574	7,479	64
Impairment of investments	52,501	52,658	450
Deferred revenue in the Pictures segment	12,947	16,713	143
Other	88,077	144,337	1,232

Gross deferred tax assets	751,550	739,775	6,323
Less: Valuation allowance	(89,110)	(150,899)	(1,290)

Total deferred tax assets	662,440	588,876	5,033

Deferred tax liabilities:
Insurance acquisition costs	(135,083)	(136,919)	(1,170)
Unbilled accounts receivable in the Pictures segment	(57,314)	(49,953)	(427)
Unrealized gains on securities	(41,564)	(63,739)	(545)
Intangible assets acquired through stock exchange offerings	(35,418)	(34,627)	(296)
Undistributed earnings of foreign subsidiaries	(30,865)	(66,719)	(570)
Gain on securities contribution to employee retirement benefit trust	(6,184)	(3,992)	(34)
Other	(58,714)	(65,151)	(557)

Gross deferred tax liabilities	(365,142)	(421,100)	(3,599)

Net deferred tax assets	¥297,298	¥167,776	$1,434

     The valuation allowance mainly relates to deferred tax assets of Sony Corporation and certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance were an increase of ¥11,509 million for the fiscal year ended March 31, 2004, a decrease of ¥38,467 million for the fiscal year ended March 31, 2005 and an increase of ¥61,789 million ($528 million) for the fiscal year ended March 31, 2006. The increase during the fiscal year ended March 31,2006 resulted from a provision for additional valuation allowances due to continued losses recorded by Sony Corporation and certain subsidiaries mainly in the electronics business.
     As a result of operating losses in the past, certain consolidated subsidiaries in the U.S. had recognized valuation allowances against deferred tax assets for U.S. federal and certain state taxes. However, because of improved operating results in recent years and a sound outlook for the future operating performance of certain consolidated subsidiaries in the U.S., Sony reversed ¥67,892 million of valuation allowance, resulting in a reduction of income tax expenses for the fiscal year ended March 31, 2005.
     Tax benefits which have been realized through utilization of operating loss carryforwards for the fiscal years ended March 31, 2004, 2005 and 2006 were approximately ¥12,000 million, ¥30,000 million and ¥42,000 million ($359 million), respectively.
     Net deferred tax assets are included in the consolidated balance sheets as follows:

			Dollars in
	Yen in millions		millions
	March 31		March 31,
	2005	2006	2006
Current assets – Deferred income taxes	¥141,154	¥221,311	$1,892
Other assets – Deferred income taxes	240,396	178,751	1,528
Current liabilities – Other	(12,025)	(15,789)	(136)
Long-term liabilities – Deferred income taxes	(72,227)	(216,497)	(1,850)

Net deferred tax assets	¥297,298	¥167,776	$1,434

     At March 31, 2006, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥1,065,809 million ($9,109 million), and on the gain of ¥61,544 million on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2006 for such temporary differences amounted to ¥228,546 million ($1,953 million).
     Operating loss carryforwards for corporate income tax and local income tax purposes of Sony Corporation and certain consolidated subsidiaries in Japan at March 31, 2006 amounted to ¥121,530 million ($1,039 million) and ¥484,397 million ($4,140 million), respectively, which are available as an offset against future taxable income. Deferred tax asset on the operating loss carryforwards for corporate income tax and local income tax in Japan are calculated by multiplying approximately 28% and 13%, respectively.
     Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2006 amounted to ¥173,624 million ($1,484 million).
     With the exception of ¥111,265 million ($951 million) with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 7 years.
     Tax credit carryforwards for tax purposes at March 31, 2006 amounted to ¥39,443 million ($337 million). With the exception of ¥9,116 million ($78 million) with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 9 years.
     Realization is dependent on whether such companies will be able to generate sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.
22. Reconciliation of the differences between basic and diluted net income per share (“EPS”)
(1) Income before cumulative effect of accounting changes and net income allocated to each class of stock:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31,			March 31,
	2004	2005	2006	2006
Income before cumulative effect of an accounting change allocated to common stock	¥90,756	¥168,498	¥122,308	$1,046
Income allocated to subsidiary tracking stock	(128)	53	1,308	11

Income before cumulative effect of an accounting change	¥90,628	¥168,551	¥123,616	$1,057

Net income allocated to common stock	¥88,639	¥163,785	¥122,308	$1,046
Net income allocated to subsidiary tracking stock	(128)	53	1,308	11

Net income	¥88,511	¥163,838	¥123,616	$1,057

     As discussed in Note 2, the earnings allocated to subsidiary tracking stock are determined based on the subsidiary tracking stockholders’ economic interest. The accumulated losses of SCN (the subsidiary tracking stock entity as discussed in Note 16) used for computation of earnings per share attributable to subsidiary tracking stock were ¥1,764 million and ¥1,358 million as of March 31, 2004 and 2005, respectively.
     As discussed in Notes 2 and 16, on October 26, 2005, the Board of Directors of Sony Corporation decided to terminate all shares of subsidiary tracking stock and convert such shares to shares of Sony common stock at a conversion rate of 1.114 share of Sony common stock per share of subsidiary tracking stock. All shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, the earnings allocated to common stock for the fiscal year ended March 31, 2006 are calculated by subtracting the earnings allocated to the subsidiary tracking stock for the eight months ended November 30, 2005. The accumulated gains of SCN used for computation of earnings per share attributable to subsidiary tracking stock were ¥8,578 million as of November 30, 2005.
(2) EPS attributable to common stock:
Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2004, 2005 and 2006 is as follows:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Income before cumulative effect of an accounting change allocated to common stock	¥90,756	¥168,498	¥122,308	$1,046
Effect of dilutive securities:
Convertible bonds	2,260	1,209	—	—
Subsidiary tracking stock	—	(0)	(29)	(0)

Income before cumulative effect of an accounting change allocated to common stock for diluted EPS computation	¥93,016	¥169,707	¥122,279	$1,046

	Thousands of shares
Weighted-average shares	923,650	931,125	997,781
Effect of dilutive securities:
Warrants and stock acquisition rights	48	61	915
Convertible bonds	121,120	112,589	47,468

Weighted-average shares for diluted EPS computation	1,044,818	1,043,775	1,046,164

	Yen			Dollars
Basic EPS	¥98.26	¥180.96	¥122.58	$1.05

Diluted EPS	¥89.03	¥162.59	¥116.88	$1.00

     Potential common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS since they have an exercise price in excess of the average market value of Sony’s common stock during the fiscal year, were 6,796 thousand shares, 7,987 thousand shares and 10,483 thousand shares for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.
     Warrants and stock acquisition rights of subsidiary tracking stock for the fiscal year ended March 31, 2004 which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since they did not have a dilutive effect.
     Stock options issued by affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2004, 2005 and 2006, which have a potentially dilutive effect by decreasing net income allocated to common stock, were excluded from the computation of diluted EPS since such stock options did not have a dilutive effect.

     On May 1, 2003, Sony implemented a share exchange as a result of which CIS Corporation became a wholly-owned subsidiary. As a result of this share exchange, Sony issued 1,088 thousand shares. The shares were included in the computation of basic and diluted EPS.
     As a result of the adoption of EITF Issue No. 04-8, Sony’s diluted EPS of income before cumulative effect of an accounting change for the fiscal year ended March 31, 2004 was restated in the above table (Note 2).
(3) EPS attributable to subsidiary tracking stock:
Weighted-average shares used for computation of EPS attributable to subsidiary tracking stock for the fiscal years ended March 31, 2004 and 2005 were 3,072 thousand shares. At March 31, 2004 and 2005, there were no potentially dilutive securities for net income per subsidiary tracking stock, as tracking stock shares outstanding were increased upon potential subsidiary tracking stocks’ being exercised, which resulted in a proportionate increase in earnings allocated to the subsidiary tracking stock. However, they could have a dilutive effect on net income per common stock, as earnings allocated to the common stock would be decreased.
     As discussed, all shares of subsidiary tracking stock were converted to shares of Sony common stock on December 1, 2005. As a result of the conversion, earnings per share of the subsidiary tracking stock for the fiscal year ended March 31, 2006 are not presented.
23. Variable interest entities
Sony has, from time to time, entered into various arrangements with VIEs. These arrangements consist of facilities which provide for the leasing of certain property, the financing of film production, the implementation of a stock option plan for Japanese employees and the U.S. based music publishing business. As described in Note 2, the FASB issued FIN No. 46, which requires the consolidation or disclosure of VIEs. The VIEs that have been consolidated by Sony are described as follows:
Sony leases the headquarters of its U.S. subsidiary from a VIE, which has been consolidated by Sony since July 1, 2003. Upon consolidation of the VIE, assets and liabilities increased by ¥25,277 million and ¥27,035 million, respectively, and a cumulative effect of accounting change of ¥1,729 million was charged to net income with no tax effect. Sony has the option to purchase the building at any time during the lease term which expires in December 2008 for ¥29,942 million ($256 million). The debt held by the VIE is unsecured. At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner. If the sales price is less than ¥29,942 million ($256 million), Sony is obligated to make up the lesser of the shortfall or ¥25,128 million ($215 million).
     A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE for the purpose of funding the acquisition of certain international film rights. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts, as defined, and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees. The VIE was capitalized with total financing of ¥47,673 million. Of this amount, ¥1,292 million was contributed by the subsidiary, ¥11,155 million was provided by unrelated third party investors and the remaining funding is provided through a ¥35,226 million bank credit facility. On July 1, 2003, Sony consolidated this entity. Upon consolidation of the VIE, assets and liabilities increased by ¥10,179 million and ¥10,586 million, respectively, and a cumulative effect of accounting change of ¥388 million was charged to net income with no tax effect. As of March 31, 2006, there were no amounts outstanding under the bank credit facility. Under the agreement, the subsidiary’s ¥1,292 million ($11 million) equity investment is the last equity to be repaid. Additionally, it must pay to the third party investors up to ¥2,231 million ($19 million) of any losses out of a portion of its distribution fees. Any losses incurred by the VIE over and above ¥3,523 million ($30 million) will be shared by the other investors. The subsidiary acquired the international distribution rights, as defined, to twelve pictures meeting certain minimum requirements within the time period provided in the agreement.
     Sony utilized a VIE to implement a SAR plan (Note 17) for selected Japanese employees. The VIE has been consolidated by Sony since its establishment. With respect to this entity, there was no impact to Sony’s results of operations and financial position upon the adoption of FIN No. 46. Under the terms of the SAR plan, upon exercise, Japanese employees receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the plan. In order to minimize cash flow exposure associated with the plan, Sony held treasury stock through the VIE. The VIE purchased the common stock with funding provided by the employee’s cash contribution and a bank loan. The SAR plan was terminated during the fiscal year ended March 31, 2006 and there were no amounts outstanding under the bank loan at March 31, 2006.
     Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor that was determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits. In addition, the third party investor receives a guaranteed annual dividend of up to $7 million and has the option to put its 50% ownership interest to Sony in exchange for a payment of $200 million. At March 31, 2006, the fair value of the third party’s 50% interest exceeded $200 million.
     VIEs in which Sony holds a significant variable interest but is not the primary beneficiary are described as follows:
     As described in Note 6, on April 8, 2005, a consortium led by SCA and its equity partners completed the acquisition of MGM. Sony has reviewed the investment and determined that MGM is a VIE. However, MGM is not consolidated but accounted for under the equity method as Sony is not the primary beneficiary of this VIE as Sony absorbs less than 50% of expected losses and does not have the right to receive greater than 50% of expected residual returns. MGM continues to operate as a private company and continues to engage in the production and distribution of film content. Through its current ownership of MGM’s common stock, Sony records 45% of MGM’s net income (loss) as equity in net income of affiliated companies.
     On December 30, 2005, a subsidiary in the Picture segment entered into a production/co-financing agreement with a VIE to co-finance 11 films scheduled to be released over the following 15 months. The subsidiary will receive approximately $400 million over the term of the agreement. The subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs. As of March 31, 2006, only one co-financed film has been released by the company. The subsidiary did not make any equity investment in the VIE nor issue any guarantees with respect to the VIE. In May 2006, the subsidiary entered into a second production/co-financing agreement with a VIE to co-finance an additional 11 films to be released over the following 24 months. The subsidiary will receive approximately $330 million over the term of the agreement. Similar to the first agreement, the subsidiary is responsible for marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs.

24. Commitments and contingent liabilities
(1) Commitments:
A. Purchase Commitments

Commitments outstanding at March 31, 2006 amounted to ¥285,774 million ($2,443 million). The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2006, such commitments outstanding were ¥69,286 million ($592 million).

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements cover various periods through March 31, 2008. As of March 31, 2006, these subsidiaries were committed to make payments under such contracts of ¥43,659 million ($373 million).

A subsidiary in the Pictures segment has also entered into a distribution agreement with a third party to distribute, in certain markets and territories, all feature length films produced or acquired by the third party during the term of the agreement. The distribution agreement expires on December 31, 2006 if a minimum of 36 films have been delivered as of that date. If 36 films have not been delivered by December 31, 2006, the distribution agreement expires on the earlier of the delivery of the 36th film or May 25, 2007. It is estimated that the third party will produce or acquire a total of 43 films under the distribution agreement. The subsidiary has the right to distribute the films for 15 years from the initial theatrical release of the film. Under the terms of the distribution agreement, the subsidiary must fund a portion of the production cost and is responsible for all distribution and marketing expenses. As of March 31, 2006, 34 films have been released or funded by the subsidiary. The subsidiary’s estimated commitment to fund the production of the remaining films under this agreement is ¥33,077 million ($283 million).

In April 2006, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World Cup TM* from 2007 to 2014. As of March 31, 2006, Sony Corporation was committed to make payments under such contract of ¥34,639 million ($296 million).

*	FIFA World Cup TM is a registered trademark of FIFA.

     The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal Year		Dollars in
Ending March 31,	Yen in millions	millions
2007	¥139,130	$1,190
2008	44,538	381
2009	46,966	401
2010	6,003	51
2011	6,553	56
Thereafter	42,584	364

Total	¥285,774	$2,443

B. Loan Commitments
Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2006, the total unused portion of the line of credit extended under these contracts was ¥326,691 million ($2,792 million).
     In August 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of the SONY BMG joint venture, Sony and Bertelsmann AG have entered into a 5 year Revolving Credit Agreement with the joint venture. Under the terms of the Credit Agreement, Sony and Bertelsmann have each agreed to provide one-half of the funding. The Credit Agreement, which matures on August 5, 2009, provides for a base commitment of $300 million and additional incremental borrowings of up to $150 million. As of March 31, 2006, the joint venture had no borrowings outstanding under the Credit Agreement. Accordingly, Sony’s outstanding commitment under the Credit Agreement as of March 31, 2006 was ¥26,325 million ($225 million).
     The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.
(2) Contingent liabilities:
Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to ¥21,072 million ($180 million) at March 31, 2006. The major components of the contingent liabilities are as follows:
     Sony has issued loan guarantees to related parties comprised of affiliated companies accounted for under the equity method and unconsolidated subsidiaries. The terms of these guarantees are mainly within 1 year. Sony would be required to perform under these guarantees upon non-performance of the primary borrowers. The contingent liability related to these guarantees was ¥9,325 million ($80 million) and was not recorded on the consolidated balance sheet as of March 31, 2006.
     The European Commission (“EC”) has issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive generally requires electronics producers after August 2005 to be responsible for financing the cost for collection, treatment, recovery and safe disposal of waste products. In some member states of the European Union (“EU”) the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. During the fiscal year ended March 31,

2006, the cost that has been accrued in respect to the above mentioned WEEE responsibilities was not material to Sony’s results of operations and financial position. While the cost of this WEEE directive to Sony cannot be determined before the regulation is finally adopted in all individual member states that have to transpose the directive into national legislation, Sony continues to evaluate the impact of this regulation.
     Sony has agreed to indemnify certain third parties against tax losses resulting from transactions entered into in the normal course of business. The maximum amount of potential future payments under these guarantees cannot be estimated at this time. These guarantees were not recorded on the consolidated balance sheet as of March 31, 2006.
     Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits. However, based upon the information currently available to both Sony and its legal counsel, management of Sony believes that damages from such lawsuits, if any, would not have a material effect on Sony’s consolidated financial statements.
     The changes in product warranty liability for the fiscal years ended March 31, 2005 and 2006 are as follows:

			Dollars in
	Yen in millions		millions
			Fiscal Year
			Ended
	Fiscal Year Ended March 31,		March 31,
	2005	2006	2006
Balance at beginning of the fiscal year	¥50,670	¥44,919	$384
Additional liabilities for warranties	33,493	48,471	414
Settlements (in cash or in kind)	(40,358)	(45,162)	(386)
Changes in estimate for pre-existing warranty reserve	(751)	70	1
Translation adjustment	1,865	1,172	10

Balance at end of the fiscal year	¥44,919	¥49,470	$423

25. Business segment information
Effective for the fiscal year ended March 31, 2006, Sony has partly changed its business segment configuration as described below.
     As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the “Other” category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment have been restated to account for these reclassifications. As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within the All Other. Accordingly, results for the fiscal year ended March 31, 2004 and 2005 in the Electronics segment and the All Other have been restated to conform to the presentation for the fiscal year ended March 31, 2006.
     In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment’s semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the “Semiconductor” category in the Electronics segment. The results for the fiscal year ended March 31, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony’s semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game businesses within the Sony group as a whole.
     The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation, PlayStation 2 and PlayStation Portable game consoles and related software mainly in Japan, the United States of America and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the United States of America, and markets, distributes and broadcasts in the worldwide market. The Financial Services segment represents primarily individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and bank business in Japan. The All Other consists of various operating activities, primarily including a business focused on network service business including Internet-related services, an animation production and marketing business, an imported general merchandise retail business, an IC card business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.
     The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business segments -
Sales and operating revenue:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Sales and operating revenue:
Electronics -
Customers	¥4,858,631	¥4,806,494	¥4,763,555	$40,714
Intersegment	228,834	260,339	386,922	3,307

Total	5,087,465	5,066,833	5,150,477	44,021
Game -
Customers	753,732	702,524	918,251	7,848
Intersegment	26,488	27,230	40,368	345

Total	780,220	729,754	958,619	8,193
Pictures -
Customers	756,370	733,677	745,859	6,375
Intersegment	—	—	—	—

Total	756,370	733,677	745,859	6,375
Financial Services -
Customers	565,752	537,715	720,566	6,159
Intersegment	27,792	22,842	22,649	194

Total	593,544	560,557	743,215	6,353
All Other -
Customers	561,906	379,206	327,205	2,797
Intersegment	100,903	80,688	81,676	698

Total	662,809	459,894	408,881	3,495

Elimination	(384,017)	(391,099)	(531,615)	(4,544)

Consolidated total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

Electronics intersegment amounts primarily consist of transactions with the Game, Pictures segments and All Other. All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Segment profit or loss:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Operating income (loss):
Electronics	¥(8,082)	¥(34,273)	¥(30,930)	$(264)
Game	67,578	43,170	8,747	75
Pictures	35,230	63,899	27,436	234
Financial Services	55,161	55,490	188,323	1,610
All Other	(16,225)	4,188	16,183	138

Total	133,662	132,474	209,759	1,793
Elimination	12,658	14,016	13,786	118
Unallocated amounts:
Corporate expenses	(47,418)	(32,571)	(32,290)	(276)

Consolidated operating income	98,902	113,919	191,255	1,635

Other income	122,290	97,623	153,616	1,313
Other expenses	(77,125)	(54,335)	(58,542)	(501)

Consolidated income before income taxes	¥144,067	¥157,207	¥286,329	$2,447

     Operating income is sales and operating revenue less costs and operating expenses.
Assets:

	Yen in millions			Dollars in millions
	March 31			March 31,
	2004	2005	2006	2006
Total assets:
Electronics	¥3,036,404	¥3,476,465	¥3,548,720	$30,331
Game	684,226	482,037	520,394	4,448
Pictures	856,517	863,056	1,029,907	8,803
Financial Services	3,475,039	3,885,517	4,565,607	39,022
All Other	763,911	577,733	617,868	5,281

Total	8,816,097	9,284,808	10,282,496	87,885

Elimination	(282,057)	(398,074)	(361,392)	(3,089)
Corporate assets	556,622	612,366	686,649	5,869

Consolidated total	¥9,090,662	¥9,499,100	¥10,607,753	$90,665

     Unallocated corporate assets consist primarily of cash and cash equivalents, securities investments and property, plant and equipment maintained for general corporate purposes.

     Other significant items:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Depreciation and amortization:
Electronics	¥214,400	¥276,704	¥304,561	$2,603
Game	57,256	16,504	5,087	44
Pictures	7,844	5,598	7,401	63
Financial Services, including deferred insurance acquisition costs	56,586	52,788	47,736	408
All Other	26,066	17,012	12,755	109

Total	362,152	368,606	377,540	3,227

Corporate	4,117	4,259	4,303	37

Consolidated total	¥366,269	¥372,865	¥381,843	$3,264

Capital expenditures for segment assets:
Electronics	¥253,621	¥312,216	¥328,625	$2,809
Game	100,360	18,824	8,405	72
Pictures	6,013	5,808	10,097	86
Financial Services	4,618	3,845	4,456	38
All Other	12,134	7,928	4,186	36

Total	376,746	348,621	355,769	3,041

Corporate	1,518	8,197	28,578	244

Consolidated total	¥378,264	¥356,818	¥384,347	$3,285

The capital expenditures in the above table represent the additions to fixed assets of each segment.

     The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management. Effective for the fiscal year ended March 31, 2006, Sony has partly changed its product category configuration. The main change is that the professional-use projector product group has been moved from “Televisions” to “Information and Communications”. Accordingly, sales and operating revenue for the fiscal years ended March 31, 2004 and 2005 have been restated to conform to the presentation for the fiscal year ended March 31, 2006.

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Audio	¥675,496	¥571,864	¥536,187	$4,583
Video	949,320	1,036,328	1,021,325	8,729
Televisions	884,600	921,195	927,769	7,930
Information and Communications	878,855	816,150	842,537	7,201
Semiconductors	253,237	246,314	240,771	2,058
Components	623,799	619,477	656,768	5,613
Other	593,324	595,166	538,198	4,600

Total	¥4,858,631	¥4,806,494	¥4,763,555	$40,714

Geographic information -
Sales and operating revenue which are attributed to countries based on location of customers for the fiscal years ended March 31, 2004, 2005 and 2006 and long-lived assets as of March 31, 2004, 2005 and 2006 are as follows:

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Sales and operating revenue:
Japan	¥2,220,747	¥2,100,793	¥2,168,723	$18,536
U.S.A.	2,121,110	1,977,310	1,957,644	16,732
Europe	1,765,053	1,612,536	1,715,704	14,664
Other	1,389,481	1,468,977	1,633,365	13,961

Total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

	Yen in millions			Dollars in millions
	March 31			March 31,
	2004	2005	2006	2006
Long-lived assets:
Japan	¥1,430,443	¥1,414,632	¥1,449,997	$12,393
U.S.A.	671,534	662,120	757,055	6,471
Europe	211,147	183,620	165,352	1,413
Other	133,640	144,896	159,647	1,364

Total	¥2,446,764	¥2,405,268	¥2,532,051	$21,641

     There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.
     Transfers between reportable business or geographic segments are made at arms-length prices.
     There are no sales and operating revenue with a single major external customer for the fiscal years ended March 31, 2004, 2005 and 2006.

     The following information shows sales and operating revenue and operating income by geographic origin for the fiscal years ended March 31, 2004, 2005 and 2006. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	Yen in millions			Dollars in millions
				Fiscal Year Ended
	Fiscal Year Ended March 31			March 31,
	2004	2005	2006	2006
Sales and operating revenue:
Japan -
Customers	¥2,352,923	¥2,249,548	¥2,253,275	$19,259
Intersegment	2,514,698	2,575,093	3,264,281	27,900

Total	4,867,621	4,824,641	5,517,556	47,159
U.S.A. -
Customers	2,341,304	2,166,323	2,197,304	18,781
Intersegment	198,450	235,362	279,203	2,386

Total	2,539,754	2,401,685	2,476,507	21,167
Europe -
Customers	1,647,694	1,524,182	1,575,779	13,468
Intersegment	66,950	52,417	50,400	431

Total	1,714,644	1,576,599	1,626,179	13,899
Other -
Customers	1,154,470	1,219,563	1,449,078	12,385
Intersegment	813,798	804,721	1,038,827	8,879

Total	1,968,268	2,024,284	2,487,905	21,264

Elimination	(3,593,896)	(3,667,593)	(4,632,711)	(39,596)

Consolidated total	¥7,496,391	¥7,159,616	¥7,475,436	$63,893

Operating income:
Japan	¥(69,875)	¥(765)	¥199,491	$1,705
U.S.A.	85,290	72,414	11,291	96
Europe	78,822	12,186	(25,171)	(215)
Other	70,543	58,554	41,953	359
Corporate and elimination	(65,878)	(28,470)	(36,309)	(310)

Consolidated total	¥98,902	¥113,919	¥191,255	$1,635

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“the Company”) at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ ChuoAoyama PricewaterhouseCoopers
Tokyo, Japan
May 26, 2006

Management	As of March 31, 2006

Directors

Sir Howard Stringer	Nominating Committee	Sony Corporation Chairman and Chief Executive Officer

Ryoji Chubachi	Nominating Committee	Sony Corporation President and Electronics CEO

Katsumi Ihara		Sony Corporation Executive Deputy President and President of TV & Video Business Group

Akishige Okada	Nominating Committee, Chairman of Compensation Committee	Advisor, Sumitomo Mitsui Banking Corporation

Hirobumi Kawano	Vice Chairman of the Board, Nominating Committee	Senior Vice President, JFE Steel Corporation

Yotaro Kobayashi	Chairman of the Board, Chairman of Nominating Committee	Chairman of the Board, Fuji Xerox Co., Ltd.

Sakie T. Fukushima	Audit Committee	Representative Director & Regional Managing Director - Japan, Korn/Ferry International

Yoshihiko Miyauchi	Compensation Committee	Director, Representative Executive Officer, Chairman and Group CEO, ORIX Corporation

Yoshiaki Yamauchi	Chairman of Audit Committee	Director, Sumitomo Mitsui Financial Group, Inc.

Sir Peter Bonfield		Member of the Board, Telefonaktiebolaget LM Ericsson

Fueo Sumita	Audit Committee	Chief of Sumita Accounting Office

Göran Lindahl	Compensation Committee	Chairman and CEO, Livsafe Group Member of the Board, INGKA Holding B.V.

Corporate Executive Officers

Sir Howard Stringer*	Representative Corporate Executive Officer	Chairman and Chief Executive Officer

Ryoji Chubachi*	Representative Corporate Executive Officer	President and Electronics CEO

Katsumi Ihara*	Representative Corporate Executive Officer	Executive Deputy President and President of TV & Video Business Group

Nobuyuki Oneda	Corporate Executive Officer	Executive Vice President and Chief Financial Officer

Keiji Kimura	Corporate Executive Officer	Executive Vice President, President of Technology Development Group and Officer in charge of Technology Strategies

Nicole Seligman	Corporate Executive Officer	Executive Vice President and General Counsel

Yutaka Nakagawa	Corporate Executive Officer	Executive Vice President and President of Digital Imaging Business Group and Audio Business Group

   * They hold their respective offices as Corporate Executive Officers in addition to their offices as Directors.

Investor Information

■Sony Corporation
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001, Japan
Phone:       81-(0)3-5448-2111
Facsimile:  81-(0)3-5448-2244
■Investor Relations Offices
If you have any questions or would like a copy of our Form 20-F filed with the U.S. Securities and Exchange Commission or our Annual Report to shareholders, please direct your request to:
Japan
Sony Corporation
IR Department
7-35, Kitashinagawa 6-chome, Shinagawa-ku,
Tokyo 141-0001
Phone:       81-(0)3-5448-2111
Facsimile:  81-(0)3-5448-2244
U.S.A.
Sony Corporation of America
Investor Relations
550 Madison Avenue, 27th Floor,
New York, NY 10022-3211
Phone:  - U.S. and Canada
               800- 556-3411
            - International
                1-402-573-9867
Facsimile: 1-212-833-6938
U.K.
Sony Global Treasury Services Plc.
Investor Relations
11th Floor, St. Helens, 1 Undershaft, London EC3A 8EE
Phone:        44-(0)20-7444-9713
Facsimile:   44-(0)20-7444-9763
■Sony on the Internet
Sony’s Investor Relations Home Pages on the World Wide Web offer a wealth of corporate information, including the latest annual report and financial results. http://www.sony.net/IR/
■Ordinary General Meeting of Shareholders
The Ordinary General Meeting of Shareholders is held in June.
■Independent Registered Public Accounting Firm
ChuoAoyama PricewaterhouseCoopers Tokyo, Japan
■Depositary, Transfer Agent, and Registrar for
  American Depositary Receipts
JPMorgan Chase Bank, N.A.
4 New York Plaza, New York, NY 10004, U.S.A.
     Contact Address
     JPMorgan Service Center
     JPMorgan Chase Bank
     P.O. Box 43013
     Providence, RI 02940-3013
     Phone: - U.S.
                   800-360-4522
                - International
                   1-781-575-4328
■Co-Transfer and Co-Registrar Agent
CIBC Mellon Trust Company
2001 University Street, 16th Floor,
Montreal, Quebec, H3A 2A6, Canada
Phone:   1-514-285-3600
■Transfer Agent
Mitsubishi UFJ Trust and Banking Corporation
Corporate Agency Department
10-11, Higashisuna 7-chome, Koto-ku,
Tokyo 137-8081, Japan
Phone:   81-(0)3-3212-1211
■Overseas Stock Exchange Listings
New York and London stock exchanges
■Japanese Stock Exchange Listings
Tokyo and Osaka stock exchanges
■Number of Shareholders
(As of March 31, 2006)
718,449
■Information regarding CSR (Corporate Social Responsibility)
Sony’s CSR Report and information about Sony CSR and environmental activities can be accessed at the following web site.
http://www.sony.co.net/csr/
Inquiries concerning the aforementioned activities can be
directed to:
Sony Corporation
Corporate Social Responsibility Department
Phone:       81-(0)3-5448-3533
Facsimile:  81-(0)3-5448-7838